Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258075

PROSPECTUS SUPPLEMENT

(to Prospectus dated March 17, 2022)

8,000,000 Shares of Common Stock

The selling stockholder is offering 8,000,000 shares of our Class A common stock, par value $0.0001 per share (“Common Stock”). We are not offering any securities pursuant to this prospectus supplement and we will not receive any of the proceeds from the sale of the Common Stock being sold by the selling stockholder.

Our Common Stock is listed on the New York Stock Exchange (“NYSE”), under the symbol “HLLY.” On April 18, 2022, the last reported sale price of our Common Stock on NYSE was $13.72 per share.

You should carefully read this prospectus supplement and the accompanying prospectus before you invest in our Common Stock.

Investing in our Common Stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 12 of the accompanying prospectus to read about factors you should consider before buying our Common Stock.

	PER SHARE	TOTAL
Public offering price	$12.00	$96,000,000.00
Underwriting discounts and commissions	$0.57	$4,560,000.00
Proceeds to selling stockholder before expenses (1)	$11.43	$91,440,000.00

(1)	See the section “Underwriting (Conflicts of Interest)” beginning on page S-17 for additional information regarding underwriting compensation. The selling stockholder has granted the underwriters an option for a period of 30 days to purchase up to 1,200,000 additional shares of our Common Stock at the public offering price, less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of Common Stock will be made on or about April 25, 2022.

Joint Book-Running Managers

Jefferies	J.P. Morgan	BofA Securities

Raymond James	Truist Securities	William Blair

Co-Managers

Benchmark	Blackstone Capital Markets	Telsey Advisory Group

The date of this prospectus supplement is April 20, 2022.

PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED MARCH 17, 2022)

PROSPECTUS

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ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement updates, amends and supplements the prospectus dated March 17, 2022 (the “prospectus”), which forms a part of our registration statement on Form S-1 (Registration No. 333-258075) dated July 21, 2021, as amended by a Post-Effective Amendment No. 1 dated February 4, 2022 and a Post-Effective Amendment No. 2 dated March 15, 2022. Neither we, the selling stockholder nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus supplement or the accompanying prospectus, or any subsequent prospectus supplement prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholder nor the underwriters take any responsibility for, or provides any assurance as to the reliability of, any other information that others may give you.

This prospectus supplement is not complete without the accompanying prospectus. This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus. Please keep this prospectus supplement with your prospectus for future reference. The prospectus includes other information about our business, financial condition and risk factors you should consider before making any investment in our securities.

The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the date of the accompanying prospectus, as applicable, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since those dates. We are responsible for the information contained in this prospectus supplement and the accompanying prospectus in connection with this offering. This prospectus supplement may be used only for the purpose for which it has been prepared.

The selling stockholder is not, and the underwriters are not, making an offer to sell our Common Stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus in connection with this offering is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriter, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for the Company’s business. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties and actual results could differ materially due to numerous factors, including but not limited to the Company’s ability to do any of the following:

∎	access, collect and use personal data about consumers;

∎	execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business;

∎	anticipate the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and its effect on business and financial conditions;

∎	manage risks associated with operational changes in response to the COVID-19 pandemic;

∎

recognize the anticipated benefits of and successfully deploy the proceeds from the Business Combination (as defined herein), which may be affected by, among other things, competition, the ability to integrate the combined businesses and the ability of the combined business to grow and manage growth profitably;

∎	anticipate the uncertainties inherent in the development of new business lines and business strategies;

∎	retain and hire necessary employees;

∎	increase brand awareness;

∎	attract, train and retain effective officers, key employees or directors;

∎	upgrade and maintain information technology systems;

∎	respond to cyber-attacks, security breaches, or computer viruses;

∎	comply with privacy and data protection laws, and respond to privacy or data breaches, or the loss of data;

∎	acquire and protect intellectual property;

∎	meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

∎	effectively respond to general economic and business conditions;

∎	maintain proper and effective internal controls;

∎	maintain the listing on, or the delisting of the Company’s securities from, the NYSE or an inability to have our securities listed on another national securities exchange;

∎	obtain additional capital, including use of the debt market;

∎	enhance future operating and financial results;

∎	anticipate rapid technological changes;

∎	comply with laws and regulations applicable to its business, including laws and regulations related to environmental health and safety;

∎	stay abreast of modified or new laws and regulations;

∎	anticipate the impact of, and response to, new accounting standards;

∎	respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;

∎	anticipate the rise in interest rates which would increase the cost of capital;

∎	anticipate the significance and timing of contractual obligations;

∎	maintain key strategic relationships with partners and resellers;

∎	respond to uncertainties associated with product and service development and market acceptance;

∎	manage to finance operations on an economically viable basis;

∎	anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets;

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∎	respond to litigation, complaints, product liability claims and/or adverse publicity;

∎	anticipate the time during which we will be an emerging growth company under the JOBS Act; and

∎	anticipate the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability.

Forward-looking statements are based on information available as of the date of this prospectus supplement and our management’s expectations, forecasts and assumptions, and involve a number of judgements, risks and uncertainties, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as my be required under applicable securities laws.

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SUMMARY

This summary highlights certain significant aspects of our business and is a summary of information contained elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the information presented under the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus supplement and the accompanying prospectus before making an investment decision. You should pay special attention to the “Risk Factors” section of the accompanying prospectus to determine whether an investment in our Common Stock is appropriate for you. Unless the context indicates otherwise, references in this prospectus supplement to the “Company,” “we,” “us,” “our” and similar terms prior to the Closing are intended to refer to Empower Ltd., and after the Closing, Holley Inc. and its consolidated subsidiaries.

Business Summary

Overview

Founded in 1903, Holley has been a part of the automotive industry for well over a century. Holley Intermediate was incorporated in Delaware on September 12, 2018, as the holding company of the various operating entities that then comprised the Holley business. We are a designer, marketer, and manufacturer of high performance automotive aftermarket products serving car and truck enthusiasts. Our products span a number of automotive platforms and are sold across multiple channels. We attribute a major component of our success to our brands, including “Holley”, “APR”, “MSD” and “Flowmaster”, among others. In addition, we have recently added to our brand lineup through a series of strategic acquisitions, including our 2020 acquisitions of Simpson Racing Products, Inc. (“Simpson”), Drake Automotive Group LLC (“Drake”) and Detroit Speed, Inc. (“Detroit Speed”) and our 2021 acquisitions of substantially all the assets of AEM Performance Electronics (“AEM”), Finspeed, LLC (“Finspeed”), Classic Instruments LLC (“Classic Instruments”), ADS Precision Machining, Inc., d.b.a. Arizona Desert Shocks (“ADS”), Baer, Inc, d.b.a. Baer Brakes (“Baer”), Brothers Mail Order Industries, Inc., d.b.a. Brothers Trucks (“Brothers”), Rocket Performance Machine, Inc., d.b.a. Rocket Racing Wheels (“Rocket”), and Speartech Fuel Injections Systems, Inc. (“Speartech”). Through these strategic acquisitions, we have increased our market position in the otherwise highly fragmented performance automotive aftermarket industry.

Business Combination

On July 16, 2021 (the “Closing” and such date, the “Closing Date”), we consummated the business combination pursuant to that certain Agreement and Plan of Merger dated March 11, 2021 (the “Merger Agreement”), by and among Empower Ltd., a Cayman Islands exempted company (“Empower”), Holley Intermediate Holdings, Inc., a Delaware corporation (“Holley Intermediate”) and other parties party thereto.

The Merger Agreement provided for, among other things, Holley Intermediate merging with and into a direct wholly owned subsidiary of Empower, with such subsidiary surviving as a wholly owned subsidiary of Empower. The transactions set forth in the Merger Agreement, including the merger and other related transactions, constituted a “Business Combination” as contemplated by Empower’s amended and restated memorandum and articles of association. Upon the Closing, Empower changed its name to Holley Inc. and its trading symbol of its Common Stock on the New York Stock Exchange (the “NYSE”) from “EMPW” to “HLLY.”

Recent Developments

Preliminary Estimates of Financial Results for the Thirteen Weeks Ended April 3, 2022

We are in the process of finalizing our results of operations for our fiscal quarter ended April 3, 2022. Based on information currently available to us, we estimate that, for our fiscal quarter ended April 3, 2022:

∎	Net Sales will be in the range of $199 million to $200 million;

∎	Gross Profit will be in the range of $81 million to $82 million;

∎	Net Income will be in the range of $16 million to $17 million; and

∎	Adjusted EBITDA will be in the range of $45 million to $46 million.

This unaudited preliminary financial information for the thirteen weeks ended April 3, 2022, is based upon our estimates and subject to completion of customary financial statement closing and review procedures, which may result in adjustments to this financial information. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, Holley management. The unaudited preliminary financial information for the fiscal quarter ended April 3, 2022 has not been reviewed or audited by our independent public accounting firm. This preliminary financial information is not a comprehensive statement of our financial results for this period.

Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should read this information together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus supplement and the accompanying prospectus. We do not intend to update or otherwise revise these preliminary estimates other than through the release of our report for the fiscal quarter ended April 3, 2022, which is not expected to be released until May 12, 2022, after this offering is completed.

The table below reconciles the estimated range of Adjusted EBITDA, a non-GAAP financial measure, to the estimated range of net income (loss), the most directly comparable GAAP measure, for the thirteen weeks ended April 3, 2022. A non-GAAP financial measure is a performance metric that departs from GAAP because it excludes earnings components that are required under GAAP. Other companies may define non-GAAP financial measures differently and, as a result, Holley’s non-GAAP financial measures may not be directly comparable to those of other companies. The presentation of non-GAAP financial measures provides additional information to investors regarding Holley’s results of operations that management believes is useful for trending, analyzing and benchmarking the performance and value of Holley’s business.

	LOW RANGE	HIGH RANGE
	(unaudited) (in millions)
Net Income	$16	$17
Adjustments:
Depreciation	2	2
Amortization of Intangible Assets	4	4
Interest Expense	7	7
Income Tax expense	8	8
EBITDA	$37	$38
Notable items	1	1
Equity-based compensation expense	2	2
Change in fair value of warrant liability	2	2
Change in fair value of earn-out liability	3	3
Adjusted EBITDA	$45	$46

Our Strengths

Brand Portfolio

Our portfolio of over 60 brands covers an array of product categories and car models. With our 119-year operating history, we believe our brands are deeply engrained in car culture. We believe the popularity of our brands is the result of consistently delivering high quality, innovative products that resonate with our enthusiast consumers. Our brands have allowed us to build direct, trusted and long-lasting relationships with our consumers and resellers, which has set us apart from our competitors: a study published in October 2020 estimated that our revenue was two to three times greater than that of our nearest competitor.

Legacy of Product Innovation

We offer our enthusiast consumers a comprehensive suite of performance automotive aftermarket products to meet a wide range of needs. We are continuously innovating and evolving our product offerings to meet ever- changing consumer needs. We invest heavily in developing new products, spending an average of $18 million per year on research and development since 2016. New products are the lifeblood of our business with approximately 35% of our 2021 sales coming from products introduced by us into the market since 2016. In addition, we introduced over 1,300 new products during 2021 out of approximately 40,000 total stock-keeping units offered, which accounted for approximately 3% of our 2021 sales. We believe our product development capabilities will enable us to create sustainable long-term growth and margin enhancements for our business.

We have a history of developing innovative products, including new products in existing product families, product line expansions, and accessories, as well as products that bring us into new categories. We have thoughtfully expanded our product portfolio over time to adapt to consumer needs. We expand our existing product families and enter new product categories by creating solutions grounded in our expert insights and relevant market knowledge. We believe we have a meaningful runway across our target product categories and product vintages and we are well positioned for future growth by expanding in categories that present opportunities for further market penetration in the EFI and Powertrain Conversion Systems markets. We believe there are also opportunities to capitalize on newly entered categories like Performance & Appearance Packages, Wheels & Tires, and Performance Suspension.

Proven Acquisition Platform

We maintain a highly disciplined and focused approach to M&A and have experience sourcing, executing and integrating value-enhancing acquisitions in a highly fragmented market. From 2014 to the end of 2021, we completed 16 accretive acquisitions that have contributed meaningful sales and earnings growth, added new product categories and brands and have increased our market position in the otherwise highly fragmented performance automotive aftermarket industry. We believe our highly scalable operational platform enables us to efficiently and effectively integrate acquired businesses into our operations and realize cost savings opportunities as well as revenue and distribution increases.

We have historically used strategic acquisitions to (i) expand our brand portfolio, (ii) enter new product categories and consumer segments, (iii) increase direct-to-customer (“DTC”) scale and connection, (iv) expand share in current product categories and (v) realize value-enhancing revenue and cost synergies. We believe our track record of recent acquisitions is indicative of our ability to make both transformational acquisitions, such as the acquisitions of MSD in 2015 and Driven Performance Brands in 2018, as well as strategic bolt-ons such as the recent acquisitions of Drake, Simpson and Detroit Speed in 2020 and AEM, Finspeed, Classic Instruments, ADS, Baer, Brothers, Rocket, and Speartech in 2021.

Digital and DTC Opportunity with Omni-Channel Distribution

We have a diverse omni-channel distribution strategy led by our growing DTC channel. Our omni-channel model enables us to reach our consumers through DTC, E-tailer, warehouse distributor, traditional retailer, and jobber/installer channels. We have mutually beneficial relationships with our resellers and are able to maintain strong pricing discipline across our channels with strict conformance to minimum advertised pricing.

Consumers are increasingly meeting us online through our DTC channel, which we believe positions us to benefit from the shift to digital in our industry. Such shift is evidenced by the growing online penetration rate in the performance aftermarket, which has grown from 32% in 2014 to 48% in 2021, representing a CAGR of 12%. We believe that the growth rate of our E-commerce business is approximately 3.5 times bigger than the market and that 40% of our consumers expect to increase their online DTC spend. Our DTC channel provides consumers full access to all of our brands, our unique branded content and our full product assortment. We have turned Holley.com into our primary hub for consumer communication and continue to add features and brands that make it an increasingly attractive digital destination for our consumers. Our DTC channel enables us to directly interact with our customers, more effectively control our brand experience, better understand consumer behavior and preferences, and offer exclusive products, content, and customization capabilities. We believe our control over our DTC channel provides our customers with quality brand engagement and further builds customer loyalty, while generating attractive margins.

Flexible Operating Model

We run a flexible, sourcing model with a mix of global sourcing and in-house manufacturing. Our best value sourcing model decisions are based on a mix of cost, quality and service. We have a diverse global supplier base and no material supplier concentration. Our efficient sourcing model enables strong gross margins and cash conversion.

We believe there is an adequate supply of raw materials and key components; however, there can be no assurance over the long term that the availability of materials and components or increases in commodity prices will not materially affect our business or results of operations. Ongoing supply chain disruptions, resulting in supply shortages and higher shipping charges, have and could continue to impact our ability to maintain supplies of products and the costs associated with obtaining raw materials and key components.

Experienced Team with a Track Record of Execution

Members of our senior management team, led by CEO Tom Tomlinson, have extensive experience in creating solutions that help brands succeed in the performance automotive aftermarket. In addition, many members of our management team and many of our employees are enthusiast consumers themselves, which further extends their knowledge of, and expertise in, our products and end-markets. We believe Holley’s consumer-oriented culture inspires and encourages innovation and helps us attract, retain and motivate employees.

Our Growth Strategies

Continuous New Product Development

Innovation, including new product development, is a key component of our growth strategy. In our experience, our enthusiast consumers continuously crave new products that allow them to improve the performance, functionality and appearance of their vehicles. New products allow us to increase market share in existing categories, extend into adjacent categories, capture new enthusiast consumers and extend or further penetrate new vehicle platforms. In the case of EFI, we have also created new segments of the market through innovation. New products also provide consumers with a reason to upgrade their existing parts. The ability to develop products that meet the evolving needs of our enthusiast consumers and the vehicles they are passionate about is a key competitive advantage of Holley. We have made significant investments in our new product development capabilities, including both capital equipment and engineering talent. Our new product development team is comprised of over 150 engineers as of December 31, 2021 dedicated to developing new products.

Positioned for Growth in the Emerging Performance Electronic Vehicle Segment

Electric vehicles present an exciting growth opportunity for us. We are dedicated to developing products that allow our enthusiast consumers to personalize and elevate the performance of their vehicles and have invested significant resources in product development for electric vehicles. The products we are developing will be issued in two categories:

∎

Performance products for existing electric vehicles. These products will allow consumers to personalize or increase the performance and functionality of vehicles that came from the factory with an electric drivetrain.

∎	Electric drivetrain conversion products. These products will enable consumers to retrofit an electric drivetrain into a vehicle that came from the factory with an internal combustion engine.

Accelerate Growth Through Continued M&A

We maintain a robust M&A pipeline and we believe that our scalable business platform, relationships with our distribution and channel partners, strong loyalty of our growing consumer base, experienced management team and board of directors, and strong cash generation position us to continue to acquire and integrate value- enhancing acquisitions. Our strong existing platform in the enthusiast performance automotive aftermarket creates a large and highly fragmented addressable market with a broad set of potential acquisition targets. We believe our scale, management team and board’s experience with integration, together with access to capital, will allow us pursue both small and large future acquisitions and create value through integration.

Engage with Our Consumers and Expand DTC Sales

We are focused on deepening our engagement with our enthusiast consumers. We have multiple touch points in our consumer ecosystem, ranging from social media to our website, to our knowledgeable phone technical sales advisors, to our in-person enthusiast events. Our focus is to reach and engage consumers both online and in person. We have a strong digital focus that is complemented by an experiential strategy. Our consumer comes first in everything we do and we expect to continue the meaningful investment we have made in our community.

We intend to continue to drive direct sales to our enthusiast consumers primarily through our Holley.com website, our primary hub for consumer engagement. Engagement on our website has increased meaningfully, with 20.5 million web sessions during 2021, up 17% from 2020 and 74% from 2019. We recently launched a new content marketing initiative called MotorLife within Holley.com. MotorLife is a digital publication and since its launch, we have seen an improvement in web traffic as well as improvement in crucial search rankings for high priority keywords. As our online presence expands, we will continue to focus on increasingly building personalized experiences for our consumers, which will both deepen our consumer engagement and drive additional sales.

Our in-person events include multiple fests that we hold for our consumers. These are action-packed events that drive authentic connections with enthusiasts designed to create brand ambassadors and drive loyalty. We host five annual enthusiast events (LS Fest East, LS Fest West, Ford Fest, MoParty, and High Voltage) throughout the year that are rooted in popular engine and car platforms. We launched our first Electric Vehicle event, Holley High Voltage Experience, in November 2021. These events drive extensive media coverage including substantial impressions on YouTube, Instagram and other social media platforms.

Organizational Structure

On the Closing Date, the Company consummated the Business Combination pursuant to the Merger Agreement. Upon the Closing, Empower Ltd. changed its name to Holley Inc. See “—Business Combination.”

The diagram below depicts a simplified version of our equity ownership and organizational structure immediately following the Business Combination.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Stock that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30.

Summary of Risk Factors

An investment in our securities involves risks and uncertainties. You should carefully consider the following risks as well as the other information included in this prospectus supplement and the accompanying prospectus, including “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included in the accompanying prospectus, before investing in our securities. If any of these risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Common Stock may decline, and you may lose all or part of your investment. See the section entitled “Risk Factors” in the accompanying prospectus for a more detailed discussion of the risk factors listed below.

Risk Related to Our Business and Industry

∎	The COVID-19 pandemic could adversely affect the Company’s financial condition and results of operations.

∎	A downturn in consumer spending, including as a result of a severe or prolonged economic downturn, could adversely impact the Company’s financial condition and results of operations.

∎

Failure to compete effectively or to develop and market new products and a reduction in demand for the Company’s products could reduce the Company’s business, financial condition and results of operations.

∎	Increased electric vehicles ownership could impact the Company’s financial condition and results of operations.

∎	Inaccurate forecasting of product demand could harm the Company’s financial performance.

∎	The Company may not be able to effectively manage its growth.

∎	The Company’s growth partially depends on attracting new customers in a cost-effective manner and expanding into additional consumer markets and it may not successfully do so.

∎	The Company’s failure to protect its brand could harm its financial condition and results of operations.

∎	The Company’s profitability may decline as a result of increasing pressure on pricing.

∎	Disruptions in the Company’s manufacturing facilities or distribution centers could have a material adverse effect on its sales, profitability and results of operations.

∎	Increases in cost, disruption of supply or shortage of raw materials could harm the Company’s business.

∎	The Company’s current and future products may experience quality problems, which could result in negative publicity, litigation, product recalls, and warranty claims, resulting in decreased sales.

∎	The Company’s failure to maintain relationships with retail partners or increase sales through its DTC channel could harm its business.

∎	The Company’s success depends on the continuing efforts of its employees and retention of skilled personnel.

∎

The Company’s failure to upgrade and maintain information technology systems, to respond to cyber-attacks, security breaches, or computer viruses, or to comply with privacy and data protections laws, and respond to privacy or data breaches could adversely impact its business.

∎	If the Company’s estimates relating to its accounting policies prove to be incorrect, its results of operations could be harmed.

Legal, Regulatory and Compliance Risks Related to Our Business

∎

The Company may become involved in legal or regulatory proceedings, including intellectual property claims or lawsuits that could cause it to incur significant costs or that could prohibit it from selling its products.

∎	Unauthorized sales of the Company’s products could harm its reputation.

∎

The Company is subject to environmental, health and safety laws and regulations as well as privacy laws, regulations, and standards, which could subject it to liabilities, increase its costs or restrict its operations in the future.

∎	The Company’s insurance policies may not provide adequate levels of coverage against all claims and the Company may incur losses that are not covered by its insurance.

∎

Potential for litigation or other disputes may arise from the restatement of our previously issued financial statements and material weakness in our internal controls over financial reporting and the preparation of our financial statements.

Risks Related to Ownership of Our Securities

∎

Certain of the Company’s stockholders, including the selling stockholder and the Sponsor (as defined in the accompanying prospectus), may have conflicts of interest with other stockholders and may limit your ability to influence corporate matters.

∎	Warrants are exercisable for Common Stock, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

∎

The Warrants may never be in the money, and they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding Warrants approve of such amendment.

∎	The market price and trading volume of Common Stock and Warrants may be volatile.

∎	Reports published by analysts could adversely affect the market price and trading volume of Common Stock and Warrants.

Corporate Information

We were incorporated on August 19, 2020 as a Cayman Islands exempted company. Upon the Closing, we changed our name to Holley Inc. Our principal executive office is located at 1801 Russellville Road, Bowling Green, KY 42101, and our telephone number is (270) 782-2900. Our website address is www.holley.com. The information contained in or accessible from our website is not incorporated into this prospectus supplement or the accompanying prospectus, and you should not consider it part of this prospectus supplement or the accompanying prospectus. We have included our website address in this prospectus supplement solely as an inactive textual reference.

THE OFFERING

Shares of Common Stock offered by the Selling Stockholder	8,000,000 shares.

Option to purchase additional shares of Common Stock	The underwriters have an option to purchase up to an additional 1,200,000 shares of Common Stock from the selling stockholder at the public offering price, less underwriting discounts and commissions. The underwriters can exercise this option, in whole or in part, at any time within 30 days from the date of this prospectus supplement.

Shares of Common Stock outstanding after completion of this offering	118,026,139 shares.

Use of Proceeds	The selling stockholder will receive all of the net proceeds from any sales of its shares. We will not receive any proceeds from the sale of Common Stock by the selling stockholder. We will bear a portion of the expenses of the offering of Common Stock by the selling stockholder, except that the selling stockholder will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes, if any, on the sale of Common Stock by the selling stockholder. See “Use of Proceeds” in this prospectus supplement.

Dividend Policy	We have not paid any cash dividends on our Common Stock to date. The board of directors may from time to time consider whether or not to institute a dividend policy. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the board of directors. Our ability to declare dividends will be within the discretion of the board of directors. Our ability to declare dividends will also be limited by restrictive covenants pursuant to any debt financing we may pursue.

Lock up Agreements	We, the members of our board of directors and our executive officers, as well as the selling stockholder and Empower Sponsor Holdings LLC, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock during the 90-day period following the date of this prospectus supplement, except with the prior written consent of the representatives.

Conflicts of Interest

Affiliates of Blackstone Securities Partners L.P. own an interest in the general partner of Sentinel Investors. Because Blackstone Securities Partners L.P. is an underwriter in this offering and affiliates of Blackstone Securities Partners L.P. own an interest in the general partner of the Sentinel Investors, Blackstone Securities Partners L.P. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. Additionally, in accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which Blackstone Securities Partners L.P. exercises discretion without the prior specific written approval of the account holder.

NYSE ticker	“HLLY”

Risk Factors	For a discussion of risks relating to the Company, our business and an investment in our Common Stock, see “Risk Factors” in the accompanying prospectus and all other information set forth in this prospectus supplement and the accompanying prospectus before investing in our Common Stock.

Unless otherwise indicated, all information in this prospectus supplement relating to the number of shares of Common Stock to be outstanding immediately after this offering excludes approximately 23.5 million shares reserved for future issuance under our 2021 Omnibus Incentive Plan or issuable pursuant to currently outstanding equity awards or warrants to purchase Common Stock. In addition, unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters have not exercised, in whole or in part, their option to purchase up to 1,200,000 additional shares from the selling stockholder.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the selling stockholder. We will, however, bear the costs associated with the sale of Common Stock by the selling stockholder, other than underwriting costs, discounts, and commissions and certain transfer taxes, if any, which will be borne by the selling stockholder. For more information, see “Selling Stockholder” and “Underwriting (Conflicts of Interest)”.

SELLING STOCKHOLDER

Unless otherwise indicated, the following table shows information about the beneficial ownership of our Common Stock, as of the date of this prospectus supplement, of the stockholder selling shares in this offering.

The percentages listed below for Common Stock owned before and after the offering is based on 118,026,139 shares of Common Stock issued and outstanding as of the date of this prospectus supplement. Ownership percentages do not include shares of Common Stock pursuant to our 2021 Omnibus Incentive Plan or issuable pursuant to currently outstanding equity awards or warrants to purchase Common Stock.

NAME AND ADDRESS OF BENEFICIAL OWNER(1)	SHARES OWNED BEFORE THE OFFERING		SHARES TO BE SOLD IN THIS OFFERING(3)	SHARES OWNED AFTER THE OFFERING(3)
	NUMBER	PERCENTAGE	NUMBER	NUMBER	PERCENTAGE
Holley Parent Holdings, LLC(2)	62,673,884	53.1%	9,200,000	53,473,884	4	5.3%

(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

∎	voting power which includes the power to vote, or to direct the voting of, such security; and/or

∎	investment power which includes the power to dispose, or to direct the disposition of, such security.

(2)	Consists of shares of Common Stock that is held by the selling stockholder. The selling stockholder is governed by the amended and restated limited liability company agreement of the selling stockholder (the “Holley Stockholder LLCA”) among Sentinel Capital Partners V, L.P., Sentinel Capital Partners V-A, L.P. and Sentinel Capital Investors V, L.P. (collectively, the “Sentinel Investors”) and the other members party thereto. By virtue of (a) the ability of the Sentinel Investors under the Holley Stockholder LLCA to appoint and remove a majority of the members of the board of directors of the selling stockholder and (b) the ability of a majority of the board of directors of the selling stockholder to control investment and voting power over the shares of Common Stock held by the selling stockholder, the Sentinel Investors may be deemed to have beneficial ownership over the shares of Common Stock held of record by the selling stockholder. The Sentinel Investors are controlled by Sentinel Partners V, L.P. (“Sentinel Partners V”), their general partner, which is controlled by Sentinel Managing Company V, Inc. (“Sentinel Managing Company”), its general partner, which is controlled by David S. Lobel, its president and sole shareholder. Accordingly, each of Sentinel Partners V, Sentinel Managing Company and Mr. Lobel may be deemed to have beneficial ownership over the shares of Common Stock held by the selling stockholder. Each of the Sentinel Investors, Sentinel Partners V, Sentinel Managing Company and Mr. Lobel disclaims beneficial ownership of the shares of Common Stock held by the selling stockholder other than to the extent of their pecuniary interest therein. The address for each of the foregoing is c/o Sentinel Capital Partners, L.L.C., One Vanderbilt Avenue, 53rd Floor, New York, NY 10017.

(3)	Assumes full exercise of the underwriters’ option to purchase additional shares of Common Stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax consequences of the ownership and disposition of our Common Stock, which we refer to as our securities. This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes and is applicable only to holders who are purchasing our securities in this offering.

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors (such as the effects of Section 451 of the Code), including but not limited to:

∎	financial institutions or financial services entities;

∎	broker-dealers;

∎	governments or agencies or instrumentalities thereof;

∎	regulated investment companies;

∎	real estate investment trusts;

∎	expatriates or former long-term residents of the U.S.;

∎	persons that actually or constructively own five percent or more of our voting shares;

∎	insurance companies;

∎	dealers or traders subject to a mark-to-market method of accounting with respect to the securities;

∎	persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

∎	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

∎	partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities;

∎	controlled foreign corporations and passive foreign investment companies; and

∎	tax-exempt entities.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, all of which are subject to change, possibly with retroactive effect, and changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and will not seek, a ruling from the United States Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its position may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for United States federal income tax purposes) is the beneficial owner of our securities, the United States federal income tax treatment of a partner or member in the partnership or other pass-through entity generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partner or member of a partnership or other pass-through entity holding our securities, we urge you to consult your tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX

CONSEQUENCES TO SUCH INVESTOR OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of shares of our Common Stock who or that is, for U.S. federal income tax purposes:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

∎	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

∎

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividends” that would be subject to tax at the maximum tax rate applicable to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock. Upon a sale, taxable exchange or other taxable disposition of our Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Common Stock. A U.S. holder’s adjusted tax basis in its Common Stock generally will equal the U.S. holder’s acquisition cost for the Common Stock less any prior distributions that were treated as a return of capital.

Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Common Stock so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale, taxable exchange or other taxable disposition of our shares of Common Stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our Common Stock who or that is not a U.S. holder or a partnership.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

The withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock, unless:

∎

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

∎

we are or have been a “U.S. real property holding corporation” (or “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Common Stock, and, in the case where shares of our Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Common Stock. Our Common Stock is currently traded on the NYSE, but there can be no assurance that either will continue to be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock will be subject to tax at generally applicable U.S. federal income tax rates and, in addition, a purchaser of our Common Stock may be required to withhold tax with respect to that obligation. We believe that we are not currently a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our shares of Common Stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Sections 1471 through 1474 of the Code (commonly known as “FATCA”), generally will impose a withholding tax of 30% on dividend income from our Common Stock paid to (i) a “foreign financial institution” (as such term is defined in Section 1471(d)(4) of the Code) (as the beneficial owner or as an intermediary for the beneficial owner), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) a foreign entity that is not a financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person as defined under the Code who directly or indirectly owns more than 10% of the entity. These rules do not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules, including pursuant to or in compliance with an intergovernmental agreement entered into between the United States and the beneficial owner’s home jurisdiction.

UNDERWRITING (CONFLICTS OF INTEREST)

Jefferies LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book-running managers of this offering. Subject to the terms and conditions of the underwriting agreement, the selling stockholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Common Stock listed next to its name in the following table:

UNDERWRITERS	SHARES OF COMMON STOCK
Jefferies LLC	2,484,210
J.P. Morgan Securities LLC	2,484,210
BofA Securities, Inc.	1,242,105
Raymond James & Associates, Inc.	495,086
Truist Securities, Inc.	495,086
William Blair & Company, L.L.C.	495,086
The Benchmark Company, LLC	101,406
Blackstone Securities Partners L.P.	101,406
Telsey Advisory Group LLC	101,405

Total	8,000,000

The underwriters have agreed to purchase all of the shares of Common Stock sold under the underwriting agreement if they purchase any of these shares. The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriter may also be increased or the offering may be terminated.

The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 1,200,000 shares of Common Stock from the selling stockholder at the public offering price, less the underwriting discount and commissions.

In connection with this offering, the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus electronically.

The difference between the price at which the underwriters purchase shares and the price at which the underwriters resell such shares may be deemed underwriting compensation. Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.342 per share of Common Stock. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder.

Such amounts are shown assuming no exercise or full exercise of the underwriters’ option to purchase 1,200,000 additional shares.

	PAID BY THE SELLING STOCKHOLDER
	NO EXERCISE	FULL EXERCISE
Per Share	$0.57	$0.57
Total	$4,560,000	$5,244,000

We have agreed that we will not, subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of our Common Stock or securities convertible into or exercisable or exchangeable for any shares of our Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, without the prior written consent of Jefferies LLC and J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus supplement, other than the shares of our Common Stock to be sold hereunder and any shares of our Common Stock issued upon the exercise or vesting of awards granted under our stock-based compensation plans.

The members of our board of directors and our executive officers, as well as the selling stockholder and Empower Sponsor Holdings LLC have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of Jefferies LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for our Common Stock (including, without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or other securityholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, other than the shares of our Common Stock to be sold pursuant to this prospectus, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Common Stock or any security convertible into or exercisable or exchangeable for our Common Stock.

Our shares of Common Stock are listed on the NYSE under the symbol “HLLY.”

The expenses of this offering are estimated to be approximately $0.6 million. See the section entitled “Use of Proceeds.” We have agreed to pay for the FINRA-related fees and expenses of the underwriters’ legal counsel, not to exceed $20,000.

Until the distribution of the shares offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our shares of Common Stock. However, the underwriters may engage in transactions that stabilize the price of our Common Stock, such as bids or purchases that peg, fix or maintain the price of the Common Stock.

In connection with this offering, the underwriters may make short sales of our shares of Common Stock. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of shares of Common Stock it is are required to purchase in the offering. Short sales may be “naked short sales,” which are short positions in excess of that amount. The underwriters must close out any naked short position by purchasing shares of Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the purchases by the underwriters to cover short positions may have the effect of raising or maintaining the market price of Common Stock preventing or retarding a decline in the market price of our Common Stock. As a result, the price of our Common Stock may be higher than it would otherwise be in the absence of these transactions. If these activities are commenced, they may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect the transactions described above may have on the price of our Common Stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Conflicts of Interests; Other Relationships

Affiliates of Blackstone Securities Partners L.P. own an interest in the general partner of Sentinel Investors. Because Blackstone Securities Partners L.P. is an underwriter in this offering and affiliates of Blackstone Securities Partners L.P. own an interest in the general partner of the Sentinel Investors, Blackstone Securities Partners L.P. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. Additionally, in accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which Blackstone Securities Partners L.P. exercises discretion without the prior specific written approval of the account holder.

The underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Jefferies LLC and J.P. Morgan Securities LLC also acted as book-running managers in connection with the underwritten public offering of Empower’s common stock in October 2020 and acted as placement agents for a PIPE in connection with the Business Combination in 2021. BofA Securities, Inc. and its affiliates act as agent, joint bookrunner, co-lead arranger, letter of credit lender and lender for the Company’s $825 million credit facility due 2028. We will not receive any of the proceeds of this offering and no proceeds will be used to pay down the $825 million credit facility due 2028. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer ; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company or the selling stockholder; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP will pass upon the validity of the Common Stock of Holley Inc. offered by this prospectus supplement and certain other legal matters related to this prospectus supplement. Kirkland & Ellis LLP is acting as counsel to the underwriters in this offering.

EXPERTS

The financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (as amended, the “Registration Statement”) under the Securities Act, including exhibits, with respect to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which forms a part of such Registration Statement, do not contain all of the information included in the Registration Statement and the exhibits thereto. For further information pertaining to us and our securities, you should refer to the Registration Statement and to its exhibits. The Registration Statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus supplement or the accompanying prospectus relating to a contract or document filed as an exhibit to a Registration Statement or report is qualified in all respects by the filed exhibit.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the Registration Statement of which the accompanying prospectus forms a part and the exhibits thereto, are available to the public over the internet at the SEC’s website at www.sec.gov and on our website, free of charge, at www.holley.com, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus supplement or the accompanying prospectus. You may inspect a copy of the Registration Statement through the SEC’s website, as provided herein.

PROSPECTUS

102,566,264 Shares of Common Stock

Up to 6,333,334 Shares of Common Stock Issuable Upon Exercise of the Warrants

Up to 6,333,334 Warrants

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus of: (i) up to 102,566,264 shares of our common stock, and (ii) up to 6,333,334 warrants to purchase common stock. We will not receive any proceeds from the sale of shares of common stock or warrants by the selling securityholders pursuant to this prospectus.

In addition, this prospectus relates to the issuance by us of up to an aggregate of 6,333,334 shares of our common stock issuable upon the exercise of the warrants offered hereby. We will receive the proceeds from any exercise of any warrants for cash. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accounting firm. The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the securities.

We are registering the securities for resale pursuant to the selling securityholders’ registration rights under certain agreements between us and the selling securityholders. Our registration of the securities covered by this prospectus does not mean that either we or the selling securityholders will offer or sell any of the shares of common stock or warrants. The selling securityholders or their permitted transferees may offer, sell or distribute all or a portion of their shares of common stock or warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the selling securityholders may sell the common stock or warrants in the section entitled “Plan of Distribution.”

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our common stock and our warrants are listed on the New York Stock Exchange, under the symbols “HLLY” and “HLLY WS,” respectively. On March 14, 2022, the closing price of our common stock was $13.33 and the closing price of our warrants was $3.68.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 12 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 17, 2022.

i

INTRODUCTORY NOTE REGARDING THE BUSINESS COMBINATION

On July 16, 2021 (the “Closing” and such date, the “Closing Date”), we consummated the business combination pursuant to that certain Agreement and Plan of Merger dated March 11, 2021 (the “Merger Agreement”), by and among Empower Ltd., a Cayman Islands exempted company (“Empower”), Empower Merger Sub I Inc., a Delaware corporation and a direct wholly owned subsidiary of Empower (“Merger Sub I”), Empower Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Empower (“Merger Sub II”), and Holley Intermediate Holdings, Inc., a Delaware corporation (“Holley Intermediate”).

The Merger Agreement provided for, among other things, the following transactions: (i) Empower changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), and, in connection with the Domestication, (A) each outstanding Class A ordinary share of Empower, par value $0.0001 per share (the “Empower Class A Shares”), converted automatically into one share of our common stock, par value $0.001 per share (the “Common Stock”), and (B) each outstanding Class B ordinary share of Empower, par value $0.0001 per share (the “Founder Shares”), converted automatically into one share of our Common Stock; and (ii) following the Domestication, (A) Merger Sub I merged with and into Holley Intermediate, with Holley Intermediate surviving as a wholly owned subsidiary of Empower (“Merger I”), (B) immediately following Merger I, Holley Intermediate merged with and into Merger Sub II, with Merger Sub II surviving as a limited liability company and a wholly owned subsidiary of Empower (“Merger II” and, together with Merger I, the “Mergers”). The transactions set forth in the Merger Agreement, including the Mergers, constituted a “Business Combination” as contemplated by Empower’s amended and restated memorandum and articles of association. Pursuant to the Merger Agreement, at the Closing, all outstanding shares of Holley Intermediate common stock as of immediately prior to the effective time of Merger I were cancelled and Holley Parent Holdings, LLC, the sole stockholder of Holley Intermediate (the “Holley Stockholder”), received $264,717,627.49 in cash and 67,673,884 shares of Common Stock (at a deemed value of $10.00 per share). Upon the Closing, Empower changed its name to Holley Inc. and its trading symbol of its Common Stock on the New York Stock Exchange (the “NYSE”) from “EMPW” to “HLLY.”

Concurrent with the execution of the Merger Agreement, Empower entered into certain Subscription Agreements, dated as of March 11, 2021, by and between Empower, on the one hand, and certain investors (“PIPE Investors”) on the other hand (collectively, the “PIPE Subscription Agreements”) pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and Empower agreed to issue and sell to the PIPE Investors an aggregate of 24,000,000 shares of Common Stock, at a per share price of $10.00 for an aggregate purchase price of $240,000,000, concurrent with the Closing, on the terms and subject to the conditions set forth therein (the “PIPE Financing”).

Concurrent with the execution of the Merger Agreement, Empower entered into that certain Sponsor Agreement (the “Sponsor Agreement”) with Empower Sponsor Holdings LLC, a Delaware limited liability company (the “Sponsor”), and the Holley Stockholder, whereby the Sponsor agreed to (i) waive certain of its anti-dilution and conversion rights with respect to the Founder Shares and (ii) an earn-out in respect of 2,187,500 Founder Shares (the “Earn-Out Shares”) vesting in two equal tranches upon the achievement of specified conditions. The Earn-Out Shares will be forfeited by the Sponsor if the applicable conditions are not satisfied before July 16, 2028 (seven years after the Closing Date). See the section entitled “Certain Relationships and Related Party Transactions—Empower—Founder Shares.”

Concurrent with the execution of the Merger Agreement, Empower and Empower Funding, LLC, a Delaware limited liability company and an affiliate of the Sponsor (the “A&R FPA Investor”) entered into that certain Amended and Restated Forward Purchase Agreement (the “A&R FPA”), pursuant to which the A&R FPA Investor agreed to purchase an aggregate of 5,000,000 units of Empower (the “Empower Units”), each Empower unit representing a right to acquire one share of Common Stock and one-third of one warrant to purchase Common Stock at an exercise price of $11.50 per share (each a “Public Warrant”), for $50,000,000 in the aggregate. On July 9, 2021, Empower and the A&R FPA Investor entered into that certain Assignment and Assumption Agreement with the New FPA Purchasers, pursuant to which the A&R FPA Investor assigned its right to purchase 4,975,000 Empower Units to MidOcean Partners V, L.P. and 25,000 Empower Units to MidOcean Partners V Executive, L.P. (collectively, the “New FPA Purchasers”), in each case pursuant to the A&R FPA. Immediately prior to the Domestication, the New FPA Purchasers were issued 5,000,000 Empower Units for an aggregate purchase price of $50,000,000. Following the Domestication, each Empower Unit was subsequently separated into one share of Common Stock and one-third of one Public Warrant. Pursuant to the A&R FPA, the New FPA Purchasers agreed to not exercise the underlying Public Warrants until October 9, 2021 (the one year anniversary of Empower’s initial public offering).

In connection with the Business Combination, certain parties entered into agreements imposing certain transfer restrictions on their ownership of Common Stock and Warrants. Pursuant to the terms of a letter agreement (the “Letter Agreement”) entered into with Empower, dated October 6, 2020, the Sponsor and Empower’s officers and directors agreed not to transfer, assign or sell their Founder Shares until the earliest of (A) July 16, 2022 (one year after the Closing Date), (B) the closing price of the Common Stock equals or exceeds $12.00 per share for a specified post-Closing time period, or (C) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction. These parties also agreed, subject to limited exceptions, not to transfer, assign or sell any of the warrants to purchase Common Stock issued to the Sponsor in a private placement in connection with Empower’s initial public offering (the “Private Warrants” and together with the Public Warrants, the “Warrants”) until August 15, 2021, the date that was 30 days after the Closing Date. Concurrent with the execution of the Merger Agreement, the Holley Stockholder entered into a lock-up agreement (the “Seller Lock-Up Letter”) with Empower, pursuant to which the Holley Stockholder agreed, among other things, to certain transfer restrictions on its shares of Common Stock as follows, subject to certain exceptions: (i) 50,750,000 shares of Common Stock may not be transferred until the earlier to occur of: (A) July 16, 2022, (B) if the closing price of Common Stock equals or exceeds $12.00 per share for a specified post-Closing time period, or (C) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction and (ii) 16,923,884 shares of Common Stock may not be transferred before January 16, 2022 (six months following the Closing Date). See the section entitled “Securities Eligible for Future Sale—Lock-up Agreements.”

At the Closing, the Sponsor, the Company and the Holley Stockholder entered into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which the Company agreed to register for resale certain shares of Common Stock and other equity securities of the Company that are held by the Sponsor and the Holley Stockholder from time to time. See the sections entitled “Certain Relationships and Related Party Transactions—Empower—Registration Rights” and “—A&R FPA.”

At the Closing, the Company, the Sponsor, certain affiliates of the Sponsor (the “Sponsor Investors”), the Holley Stockholder and Sentinel Capital Partners V, L.P., Sentinel Capital Partners V-A, L.P. and Sentinel Capital Investors V, L.P., controlling affiliates of the Holley Stockholder (collectively, the “Sentinel Investors”) entered into a Stockholders’ Agreement (“Stockholders’ Agreement”), pursuant to which the Holley Stockholder and the Sponsor have the right to designate nominees for election to the Company’s board of directors subject to certain beneficial ownership requirements. See “Management—Director Nominations.”

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of the following:

•

up to 102,566,264 shares of Common Stock, consisting of: (i) 6,250,000 shares of Common Stock issued to holders of the Founder Shares in connection with the Domestication; (ii) 4,666,667 shares of Common Stock issuable upon the exercise of the Private Warrants; (iii) 20,309,046 shares of Common Stock issued to the PIPE Investors pursuant to the PIPE Subscription Agreements; (iv) 5,000,000 shares of Common Stock issued to the New FPA Purchasers pursuant to the A&R FPA, as assigned by the A&R FPA Investor; (v) 1,666,667 shares of Common Stock issuable upon exercise of Public Warrants issued to the New FPA Purchasers pursuant to the A&R FPA, as assigned by the A&R FPA Investor; and (vi) 64,673,884 shares of Common Stock issued to the Holley Stockholder in connection with the Business Combination; and

•

up to 6,333,334 Warrants, consisting of (i) 1,666,667 Public Warrants issued to the New FPA Purchasers pursuant to the A&R FPA, as assigned by the A&R FPA Investor, and (ii) 4,666,667 Private Warrants issued to the Sponsor.

In addition, this prospectus relates to the issuance by us of up to an aggregate of 6,333,334 shares of Common Stock issuable upon the exercise of the Warrants offered hereby.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we and the Selling Securityholders may, from time to time, issue, offer and sell, as applicable, any combination of the securities described in this prospectus in one or more offerings from time to time through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Securityholders offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the Common Stock and/or Warrants being offered and the terms of the offering.

A prospectus supplement may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. See “Where You Can Find More Information.”

Neither we nor the Selling Securityholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared or authorized. We and the Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: neither we nor the Selling Securityholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

MARKET, RANKING AND OTHER INDUSTRY DATA

Certain market, ranking and industry data included in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including its products and services relative to its competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate, which, in each case, we believe are reliable.

We are responsible for all of the disclosure in this prospectus and while we believe the data from these sources to be accurate and complete, we have not independently verified data from these sources or obtained third-party verification of market share data and this information may not be reliable. In addition, these sources may use different definitions of the relevant markets. Data regarding our industry is intended to provide general guidance, but is inherently imprecise. Market share data is subject to change and cannot always be verified with certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. References herein to us being a leader in a market or product category refers to our belief that it has a leading market share position in each specified market, unless the context otherwise requires. In addition, the discussion herein regarding our various markets is based on how we define the markets for our products, which products may be either part of larger overall markets or markets that include other types of products and services.

Assumptions and estimates of our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains references to trademarks, trade names or service marks of Holley and other entities. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are presented without the TM, SM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our respective rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for the Company’s business. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties and actual results could differ materially due to numerous factors, including but not limited to the Company’s ability to do any of the following:

•	access, collect and use personal data about consumers;

•	execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business;

•	anticipate the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and its effect on business and financial conditions;

•	manage risks associated with operational changes in response to the COVID-19 pandemic;

•

recognize the anticipated benefits of and successfully deploy the proceeds from the Business Combination (as defined herein), which may be affected by, among other things, competition, the ability to integrate the combined businesses and the ability of the combined business to grow and manage growth profitably;

•	anticipate the uncertainties inherent in the development of new business lines and business strategies;

•	retain and hire necessary employees;

•	increase brand awareness;

•	attract, train and retain effective officers, key employees or directors;

•	upgrade and maintain information technology systems;

•	respond to cyber-attacks, security breaches, or computer viruses;

•	comply with privacy and data protection laws, and respond to privacy or data breaches, or the loss of data;

•	acquire and protect intellectual property;

•	meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness;

•	effectively respond to general economic and business conditions;

•	maintain proper and effective internal controls;

•	maintain the listing on, or the delisting of the Company’s securities from, the NYSE or an inability to have our securities listed on another national securities exchange;

•	obtain additional capital, including use of the debt market;

•	enhance future operating and financial results;

•	anticipate rapid technological changes;

•	comply with laws and regulations applicable to its business, including laws and regulations related to environmental health and safety;

•	stay abreast of modified or new laws and regulations;

•	anticipate the impact of, and response to, new accounting standards;

•	respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events;

•	anticipate the rise in interest rates which would increase the cost of capital;

•	anticipate the significance and timing of contractual obligations;

•	maintain key strategic relationships with partners and resellers;

•	respond to uncertainties associated with product and service development and market acceptance;

•	manage to finance operations on an economically viable basis;

•	anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets;

•	respond to litigation, complaints, product liability claims and/or adverse publicity;

•	anticipate the time during which we will be an emerging growth company under the JOBS Act; and

•	anticipate the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability.

Forward-looking statements are based on information available as of the date of this prospectus and our management’s expectations, forecasts and assumptions, and involve a number of judgements, risks and uncertainties, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as my be required under applicable securities laws.

SUMMARY

This summary highlights certain significant aspects of our business and is a summary of information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus, including the information presented under the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus before making an investment decision. Unless the context indicates otherwise, references in this prospectus to the “Company,” “we,” “us,” “our” and similar terms prior to the Closing are intended to refer to Empower Ltd., and after the Closing, Holley Inc. and its consolidated subsidiaries.

Business Summary

Overview

Founded in 1903, Holley has been a part of the automotive industry for well over a century. Holley Intermediate was incorporated in Delaware on September 12, 2018, as the holding company of the various operating entities that then comprised the Holley business. We are a designer, marketer, and manufacturer of high performance automotive aftermarket products serving car and truck enthusiasts. Our products span a number of automotive platforms and are sold across multiple channels. We attribute a major component of our success to our brands, including “Holley”, “APR”, “MSD” and “Flowmaster”, among others. In addition, we have recently added to our brand lineup through a series of strategic acquisitions, including our 2020 acquisitions of Simpson Racing Products, Inc. (“Simpson”), Drake Automotive Group LLC (“Drake”) and Detroit Speed, Inc. (“Detroit Speed”) and our 2021 acquisitions of substantially all the assets of AEM Performance Electronics (“AEM”), Finspeed, LLC (“Finspeed”), Classic Instruments LLC (“Classic Instruments”), ADS Precision Machining, Inc., d.b.a. Arizona Desert Shocks (“ADS”), Baer, Inc, d.b.a. Baer Brakes (“Baer”), Brothers Mail Order Industries, Inc., d.b.a. Brothers Trucks (“Brothers”), Rocket Performance Machine, Inc., d.b.a. Rocket Racing Wheels (“Rocket”), and Speartech Fuel Injections Systems, Inc. (“Speartech”). Through these strategic acquisitions, we have increased our market position in the otherwise highly fragmented performance automotive aftermarket industry.

Our Strengths

Brand Portfolio

Our portfolio of over 60 brands covers an array of product categories and car models. With our 119-year operating history, we believe our brands are deeply engrained in car culture. We believe the popularity of our brands is the result of consistently delivering high quality, innovative products that resonate with our enthusiast consumers. Our brands have allowed us to build direct, trusted and long-lasting relationships with our consumers and resellers.

Legacy of Product Innovation

We offer our enthusiast consumers a comprehensive suite of performance automotive aftermarket products to meet a wide range of needs. We are continuously innovating and evolving our product offerings to meet ever- changing consumer needs. We invest heavily in developing new products, spending an average of $18 million per year on research and development since 2016. New products are the lifeblood of our business with approximately 35% of our 2021 sales coming from products introduced by us into the market since 2016. In addition, we introduced over 1,300 new products during 2021 out of approximately 40,000 total stock-keeping units offered, which accounted for approximately 3% of our 2021 sales. We believe our product development capabilities will enable us to create sustainable long-term growth and margin enhancements for our business.

We have a history of developing innovative products, including new products in existing product families, product line expansions, and accessories, as well as products that bring us into new categories. We have thoughtfully expanded our product portfolio over time to adapt to consumer needs. We expand our existing product families and enter new product categories by creating solutions grounded in our expert insights and relevant market knowledge. We believe we have a meaningful runway across our target product categories and product vintages and we are well positioned for future growth by expanding in categories that present opportunities for further market penetration in the EFI and Powertrain Conversion Systems markets. We believe there are also opportunities to capitalize on newly entered categories like Performance & Appearance Packages, Wheels & Tires, and Performance Suspension.

Proven Acquisition Platform

We maintain a highly disciplined and focused approach to M&A and have experience sourcing, executing and integrating value-enhancing acquisitions in a highly fragmented market. From 2014 to the end of 2021, we completed 16 accretive acquisitions that have contributed meaningful sales and earnings growth, added new product categories and brands and have increased our market position in the otherwise highly fragmented performance automotive aftermarket industry. We believe our highly scalable operational platform enables us to efficiently and effectively integrate acquired businesses into our operations and realize cost savings opportunities as well as revenue and distribution increases.

We have historically used strategic acquisitions to (i) expand our brand portfolio, (ii) enter new product categories and consumer segments, (iii) increase DTC scale and connection, (iv) expand share in current product categories and (v) realize value-enhancing revenue and cost synergies. We believe our track record of recent acquisitions is indicative of our ability to make both transformational acquisitions, such as the acquisitions of MSD in 2015 and Driven Performance Brands in 2018, as well as strategic bolt-ons such as the recent acquisitions of Drake, Simpson and Detroit Speed in 2020 and AEM, Finspeed, Classic Instruments, ADS, Baer, Brothers, Rocket, and Speartech in 2021.

Digital and DTC Opportunity with Omni-Channel Distribution

We have a diverse omni-channel distribution strategy led by our growing DTC channel. Our omni-channel model enables us to reach our consumers through DTC, E-tailer, warehouse distributor, traditional retailer, and jobber/installer channels. We have mutually beneficial relationships with our resellers and are able to maintain strong pricing discipline across our channels with strict conformance to minimum advertised pricing.

Consumers are increasingly meeting us online through our DTC channel. Our DTC channel provides consumers full access to all of our brands, our unique branded content and our full product assortment. We have turned Holley.com into our primary hub for consumer communication and continue to add features and brands that make it an increasingly attractive digital destination for our consumers. Our DTC channel enables us to directly interact with our customers, more effectively control our brand experience, better understand consumer behavior and preferences, and offer exclusive products, content, and customization capabilities. We believe our control over our DTC channel provides our customers with quality brand engagement and further builds customer loyalty, while generating attractive margins.

Flexible Operating Model

We run a flexible, sourcing model with a mix of global sourcing and in-house manufacturing. Our best value sourcing model decisions are based on a mix of cost, quality and service. We have a diverse global supplier base and no material supplier concentration. Our efficient sourcing model enables strong gross margins and cash conversion.

We believe there is an adequate supply of raw materials and key components; however, there can be no assurance over the long term that the availability of materials and components or increases in commodity prices will not materially affect our business or results of operations. Ongoing supply chain disruptions, resulting in supply shortages and higher shipping charges, have and could continue to impact our ability to maintain supplies of products and the costs associated with obtaining raw materials and key components.

Experienced Team with a Track Record of Execution

Members of our senior management team, led by CEO Tom Tomlinson, have extensive experience in creating solutions that help brands succeed in the performance automotive aftermarket. In addition, many members of our management team and many of our employees are enthusiast consumers themselves, which further extends their knowledge of, and expertise in, our products and end-markets. We believe Holley’s consumer-oriented culture inspires and encourages innovation and helps us attract, retain and motivate employees.

Our Growth Strategies

Continuous New Product Development

Innovation, including new product development, is a key component of our growth strategy. In our experience, our enthusiast consumers continuously crave new products that allow them to improve the performance, functionality and appearance of their vehicles. New products allow us to increase market share in existing categories, extend into adjacent categories, capture new enthusiast consumers and extend or further penetrate new vehicle platforms. In the case of EFI, we have also created new segments of the market through innovation. New products also provide consumers with a reason to upgrade their existing parts. The ability to develop products that meet the evolving needs of our enthusiast consumers and the vehicles they are passionate about is a key competitive advantage of Holley. We have made significant investments in our new product development capabilities, including both capital equipment and engineering talent. Our new product development team is comprised of over 150 engineers as of December 31, 2021 dedicated to developing new products.

Positioned for Growth in the Emerging Performance Electronic Vehicle Segment

Electric vehicles present an exciting growth opportunity for us. We are dedicated to developing products that allow our enthusiast consumers to personalize and elevate the performance of their vehicles and have invested significant resources in product development for electric vehicles. The products we are developing will be issued in two categories:

•

Performance products for existing electric vehicles. These products will allow consumers to personalize or increase the performance and functionality of vehicles that came from the factory with an electric drivetrain.

•	Electric drivetrain conversion products. These products will enable consumers to retrofit an electric drivetrain into a vehicle that came from the factory with an internal combustion engine.

Accelerate Growth Through Continued M&A

We maintain a robust M&A pipeline and we believe that our scalable business platform, relationships with our distribution and channel partners, strong loyalty of our growing consumer base, experienced management team and board of directors, and strong cash generation position us to continue to acquire and integrate value- enhancing acquisitions. Our strong existing platform in the enthusiast performance automotive aftermarket creates a large and highly fragmented addressable market with a broad set of potential acquisition targets. We believe our scale, management team and board’s experience with integration, together with access to capital, will allow us pursue both small and large future acquisitions and create value through integration.

Engage with Our Consumers and Expand DTC Sales

We are focused on deepening our engagement with our enthusiast consumers. We have multiple touch points in our consumer ecosystem, ranging from social media to our website, to our knowledgeable phone technical sales advisors, to our in-person enthusiast events. Our focus is to reach and engage consumers both online and in person. We have a strong digital focus that is complemented by an experiential strategy. Our consumer comes first in everything we do and we expect to continue the meaningful investment we have made in our community.

We intend to continue to drive direct sales to our enthusiast consumers primarily through our Holley.com website, our primary hub for consumer engagement. Engagement on our website has increased meaningfully, with 20.5 million web sessions during 2021, up 17% from 2020 and 74% from 2019. We recently launched a new content marketing initiative called MotorLife within Holley.com. MotorLife is a digital publication and since its launch, we have seen an improvement in web traffic as well as improvement in crucial search rankings for high priority keywords. As our online presence expands, we will continue to focus on increasingly building personalized experiences for our consumers, which will both deepen our consumer engagement and drive additional sales.

Our in-person events include multiple fests that we hold for our consumers. These are action-packed events that drive authentic connections with enthusiasts designed to create brand ambassadors and drive loyalty. We host five annual enthusiast events (LS Fest East, LS Fest West, Ford Fest, MoParty, and High Voltage) throughout the year that are rooted in popular engine and car platforms. We launched our first Electric Vehicle event, Holley High Voltage Experience, in November 2021. These events drive extensive media coverage including substantial impressions on YouTube, Instagram and other social media platforms.

Organizational Structure

On the Closing Date, the Company consummated the Business Combination pursuant to that certain Merger Agreement, by and among the Company, Merger Sub I, Merger Sub II and Holley Intermediate. The Merger Agreement provided for the Business Combination which consisted of, among other things, the Domestication and the Mergers. The transactions set forth in the Merger Agreement, including the Mergers, constituted a “Business Combination” as contemplated by Empower’s amended and restated memorandum and articles of association. Upon the Closing, Empower Ltd. changed its name to Holley Inc. See “Introductory Note Regarding the Business Combination.”

The diagram below depicts a simplified version of our equity ownership and organizational structure immediately following the Business Combination.

Recent Developments

Impact of COVID-19

COVID-19 has adversely impacted global supply chain and general economic conditions. The Company has experienced disruptions and higher costs in manufacturing, supply chain, logistical operations, and shortages of certain Company products in distribution channels. The full extent of the impact of the COVID-19 pandemic on the Company’s business and operational and financial performance and condition is currently uncertain and will depend on many factors outside the Company’s control, including, but not limited to, the timing, extent, duration and effects of the virus and any of its mutations, the utilization and effectiveness of treatments and vaccines, the imposition of effective public safety and other protective measures, the further impact of COVID-19 on the global economy and demand for the Company’s products and services. Should the COVID-19 pandemic, including variants such as Delta and Omicron, not improve or worsen, or if the Company’s attempt to mitigate its impact on its supply chain, operations and costs is not successful, the Company’s business, results of operations, financial condition and prospects may be adversely affected.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Stock that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30.

Summary of Risk Factors

An investment in our securities involves risks and uncertainties. You should carefully consider the following risks as well as the other information included in this prospectus, including “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before investing in our securities. See “Risk Factors” for a more detailed discussion of the risk factors listed below.

Risk Related to Our Business and Industry

•	The COVID-19 pandemic could adversely affect the Company’s financial condition and results of operations.

•	A downturn in consumer spending, including as a result of a severe or prolonged economic downturn, could adversely impact the Company’s financial condition and results of operations.

•

Failure to compete effectively or to develop and market new products and a reduction in demand for the Company’s products could reduce the Company’s business, financial condition and results of operations.

•	Increased electric vehicles ownership could impact the Company’s financial condition and results of operations.

•	Inaccurate forecasting of product demand could harm the Company’s financial performance.

•	The Company may not be able to effectively manage its growth.

•	The Company’s growth partially depends on attracting new customers in a cost-effective manner and expanding into additional consumer markets and it may not successfully do so.

•	The Company’s failure to protect its brand could harm its financial condition and results of operations.

•	The Company’s profitability may decline as a result of increasing pressure on pricing.

•	Disruptions in the Company’s manufacturing facilities or distribution centers could have a material adverse effect on its sales, profitability and results of operations.

•	Increases in cost, disruption of supply or shortage of raw materials could harm the Company’s business.

•	The Company’s current and future products may experience quality problems, which could result in negative publicity, litigation, product recalls, and warranty claims, resulting in decreased sales.

•	The Company’s failure to maintain relationships with retail partners or increase sales through its DTC channel could harm its business.

•	The Company’s success depends on the continuing efforts of its employees and retention of skilled personnel.

•

The Company’s failure to upgrade and maintain information technology systems, to respond to cyber-attacks, security breaches, or computer viruses, or to comply with privacy and data protections laws, and respond to privacy or data breaches could adversely impact its business.

•	If the Company’s estimates relating to its accounting policies prove to be incorrect, its results of operations could be harmed.

Legal, Regulatory and Compliance Risks Related to Our Business

•

The Company may become involved in legal or regulatory proceedings, including intellectual property claims or lawsuits that could cause it to incur significant costs or that could prohibit it from selling its products.

•	Unauthorized sales of the Company’s products could harm its reputation.

•

The Company is subject to environmental, health and safety laws and regulations as well as privacy laws, regulations, and standards, which could subject it to liabilities, increase its costs or restrict its operations in the future.

•	The Company’s insurance policies may not provide adequate levels of coverage against all claims and the Company may incur losses that are not covered by its insurance.

•

Potential for litigation or other disputes may arise from the restatement of our previously issued financial statements and material weakness in our internal controls over financial reporting and the preparation of our financial statements.

Risks Related to Ownership of Our Securities

•

Certain of the Company’s stockholders, including the Holley Stockholder and the Sponsor, may have conflicts of interest with other stockholders and may limit your ability to influence corporate matters.

•	Warrants are exercisable for Common Stock, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

•

The Warrants may never be in the money, and they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding Warrants approve of such amendment.

•	The market price and trading volume of Common Stock and Warrants may be volatile.

•	Reports published by analysts could adversely affect the market price and trading volume of Common Stock and Warrants.

Corporate Information

We were incorporated on August 19, 2020 as a Cayman Islands exempted company. Upon the Closing, we changed our name to Holley Inc. Our principal executive office is located at 1801 Russellville Road, Bowling Green, KY 42101, and our telephone number is (270) 782-2900. Our website address is www.holley.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Issuer	Holley Inc.

Shares of Common Stock offered by us	Up to 6,333,334 shares of Common Stock issuable upon exercise of the Warrants.

Shares of Common Stock offered by the Selling Securityholders	Up to 102,566,264 shares of Common Stock.

Warrants Offered by the Selling Securityholders	Up to 6,333,334 Warrants.

Exercise Price of Warrants	$11.50 per share, subject to adjustment as described herein.

Shares of Common Stock outstanding prior to exercise of all Warrants	117,993,139 shares of Common Stock (as of March 14, 2022).

Shares of Common Stock outstanding assuming exercise of all Warrants	132,659,783 (based on total shares outstanding as of March 14, 2022 plus 14,666,644 warrants).

Use of Proceeds	We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders. We will receive up to an aggregate of approximately $72.8 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. See “Use of Proceeds.”

Redemption	The Warrants are redeemable in certain circumstances. See “Description of Securities — Warrants” for further discussion.

Business Combination - Related Lock-Up Agreements	Certain of our securityholders, including certain of the Selling Securityholders, are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See “Securities Eligible for Resale—Lock-Up Agreements” for further discussion.

Market for Common Stock and Warrants	Our Common Stock and Warrants are currently traded on the NYSE under the symbols “HLLY” and “HLLY WS,” respectively.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in our securities.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF HOLLEY

The following table sets forth summary historical financial information derived from Holley’s (i) audited consolidated statements of comprehensive income (loss) for the years ended December 31, 2021 and 2020, (ii) audited consolidated statements of cash flows for the years ended December 31, 2021 and 2020, and (iii) audited consolidated balance sheets data as of December 31, 2021 and 2020, each of which is included elsewhere in this prospectus.

The summary historical financial information below also includes references to EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. A non-GAAP financial measure is a performance metric that departs from GAAP because it excludes earnings components that are required under GAAP. Other companies may define non-GAAP financial measures differently and, as a result, Holley’s non-GAAP financial measures may not be directly comparable to those of other companies. The presentation of non-GAAP financial measures provides additional information to investors regarding Holley’s results of operations that management believes is useful for trending, analyzing and benchmarking the performance and value of Holley’s business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for more information as to how we define and calculate EBITDA and Adjusted EBITDA and for a reconciliation of net income (loss), the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA.

The summary historical information of Holley included below and elsewhere in this prospectus are not necessarily indicative of the future performance of Holley. Results from interim periods are not necessarily indicative of results that may be expected for the entire year. You should read the following summary financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

Consolidated Statements of Comprehensive Income

(Loss) Data ($ in thousands)

	Years Ended December 31,
	2021	2020
Net sales	$692,847	$504,179
Cost of goods sold	406,040	295,935

Gross profit	286,807	208,244
Selling, general, and administrative	116,793	70,875
Research and development costs	28,280	23,483
Amortization of intangible assets	13,999	11,082
Acquisition and restructuring costs	23,668	9,743
Related party acquisition and management fee costs	25,789	6,089
Other operating expense	755	1,517

Operating income	77,523	85,455
Change in fair value of warrant liability	32,580	—
Change in fair value of earn-out liability	8,875	—
Loss on early extinguishment of debt	13,650	—
Interest expense	39,128	43,772

Income (loss) before income taxes	(16,710)	41,683
Income tax expense (benefit)	10,429	8,826

Net income (loss)	(27,139)	32,857
Foreign currency translation adjustment	30	16
Pension liability loss	388	(293)

Total comprehensive income (loss)	$(26,721)	$32,580

	Years Ended December 31,
	2021	2020
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA ($ in thousands)
Net income (loss)	$(27,139)	$32,857
Depreciation	11,527	7,886
Amortization of intangible assets	13,999	11,082
Interest expense	39,128	43,772
Income tax expense	10,429	8,826

EBITDA	47,944	104,423
Notable items	11,270	3,891
Equity-based compensation expense	4,963	487
Acquisition and restructuring costs	23,668	9,743
Change in fair value of warrant liability	32,580	—
Change in fair value of earn-out liability	8,875
Loss on early extinguishment of debt	13,650	—
Related party acquisition and management fee costs	25,789	6,089
Other expense (benefit)	755	1,517

Adjusted EBITDA	$169,494	$126,150

Consolidated Balance Sheets Data ($ in thousands)

	Years Ended December 31,
	2021	2020
Cash and cash equivalents	$36,325	$71,674
Working capital(1)	199,922	175,971
Total assets	1,193,056	1,065,330
Total liabilities	888,569	824,949
Total stockholder’s equity	304,487	240,381

(1)	We define working capital as current assets less current liabilities.

Consolidated Statements of Cash Flows Data ($ in thousands)

	Years Ended December 31,
	2021	2020
Net cash from operating activities	$21,583	$88,413
Net cash used in investing activities	(134,089)	(165,618)
Net cash (used in) from financing activities	77,157	140,544

Net change in cash and cash equivalents	$(35,349)	$63,339

RISK FACTORS

The following discussion of “Risk Factors” identifies factors that may adversely affect our business, operations, financial condition or future performance. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Result of Operations” and the consolidated financial statements and related notes. The following discussion of risks is not all-inclusive but is designed to highlight what we believe are the material factors to consider when evaluating our business and expectations. These factors could cause our future results to differ materially from our historical results and from expectations reflected in forward-looking statements.

Risks Relating to Our Business and Industry

The COVID-19 pandemic could adversely affect the Company’s business, sales, financial condition and results of operations and the Company’s ability to access current or obtain new lending facilities.

The COVID-19 pandemic and preventative measures taken to contain or mitigate the pandemic have caused, and are continuing to cause, business slowdowns or shutdowns in affected areas and significant disruption in the financial markets both globally and in the United States, which could lead to a decline in discretionary spending by consumers, and in turn impact, possibly materially, the Company business, sales, financial condition and results of operations. The impacts include, but are not limited to:

•	the possibility of renewed retail store closures or reduced operating hours and/or decreased retail traffic;

•

disruption to the Company’s distribution centers and other vendors, including the effects of facility closures as a result of outbreaks of COVID-19 or measures taken by federal, state or local governments to reduce its spread, reductions in operating hours, labor shortages, and real time changes in operating procedures, including for additional cleaning and disinfection procedures; and

•	significant disruption of global financial markets, which could have an adverse impact on the Company’s ability to access capital in the future.

The COVID-19 pandemic has significantly impacted the global supply chain, with restrictions and limitations on related activities causing disruption and delay. These disruptions and delays have strained certain domestic and international supply chains, which have affected and could continue to adversely affect the flow or availability of certain products. As a result, the Company has experienced, and could continue to experience, disruptions and higher costs in manufacturing, supply chain, logistical operations, and shortages of certain Company products in distribution channels.

The further spread of COVID-19, and the requirements to take action to help limit the spread of the illness, could impact the Company’s ability to carry out its business as usual and may materially adversely impact global economic conditions, the Company’s business, sales, financial condition and results of operations. The extent of the impact of COVID-19 on the Company’s business and financial results will depend on future developments, including the duration and spread of the outbreak (including new variants) within the markets in which the Company operates, the related impact on consumer confidence and spending, and the effect of governmental regulations imposed in response to the pandemic, all of which are highly uncertain and ever-changing. The sweeping nature of the COVID-19 pandemic makes it extremely difficult to predict how the Company’s business and operations will be affected in the longer run. Any of the foregoing factors, or other cascading effects of the coronavirus pandemic, could materially increase the Company’s costs, adversely impact the Company’s sales and damage the Company’s business, sales, financial condition and results of operations, possibly to a significant degree. The duration of any such impacts cannot be predicted.

Unfavorable economic conditions could have an adverse impact on consumer discretionary spending and therefore adversely impact the Company’s business, sales, financial condition and results of operations.

The Company’s products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of automotive products during favorable economic conditions and when consumers are feeling confident and prosperous. Discretionary spending is also affected by many other factors, including general business conditions, inflation, interest rates, the availability of consumer credit, taxes, and consumer confidence in future economic conditions. Purchases of the Company’s products could decline during periods when disposable income is lower, or during periods of actual or perceived unfavorable economic conditions. A significant or prolonged decline in general economic conditions or uncertainties regarding future economic prospects that adversely affect consumer discretionary spending, whether in the United States or in the Company’s international markets, could result in reduced sales of the Company’s products, which in turn would have an adverse impact on the Company’s business, sales, financial condition and results of operations.

A severe or prolonged economic downturn could adversely affect the Company’s distributors’ financial condition, their levels of business activity and their ability to pay trade obligations.

The Company primarily sells its products to retailers directly and through its domestic and foreign subsidiaries, and to foreign distributors. The Company generally requires no collateral from its customers. However, a severe or prolonged downturn in the general economy could adversely affect the retail market, which in turn, would adversely impact the liquidity and cash flows of the Company’s customers, including the ability of such customers to obtain credit to finance purchases of the Company’s products and to pay their trade obligations. This could result in increased delinquent or uncollectible accounts for some of the Company’s customers. A failure by the Company’s customers to pay on a timely basis a significant portion of outstanding account receivable balances would adversely impact the Company’s business, sales, financial condition and results of operations.

Failure to compete effectively could reduce the Company’s market share and significantly harm the Company’s business, sales, financial condition and results of operations.

The Company’s industry is highly competitive, and the Company’s success depends on the Company’s ability to compete with suppliers of automotive aftermarket products, some of which may have substantially greater financial, marketing and other resources than the Company does. Due to the diversity of the Company’s product offering, the Company competes with several large and medium-sized companies and a large number of smaller regional and specialty companies and numerous category-specific competitors. In addition, the Company faces competition from original equipment manufacturers, which, through their automotive dealerships, supply many of the same types of replacement parts the Company sells. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market.

Some of the Company’s competitors may have larger customer bases and significantly greater financial, technical and marketing resources than the Company does. These factors may allow the Company’s competitors to:

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respond more quickly than the Company can to new or emerging technologies and changes in customer requirements by devoting greater resources than we can to the development, promotion and sale of automotive aftermarket products;

•	engage in more extensive research and development; and

•	spend more money and resources on marketing and promotion.

Increased competition could put additional pressure on the Company to reduce prices or take other actions, which may have an adverse effect on the Company’s business, sales, financial condition and results of operations. The Company may also lose significant customers or lines of business to competitors.

If the Company is unable to successfully design, develop and market new products, the Company’s business may be harmed.

To maintain and increase sales, the Company must continue to introduce new products on a timely basis to respond to new and evolving consumer preferences and improve or enhance the Company’s existing products. The success of the Company’s new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems, differentiating the Company’s products from those of the Company’s competitors, and maintaining the strength of the Company’s brands. The design and development of the Company’s products is costly, and the Company typically has several products in development at the same time. Problems in the design or quality of the Company’s products, or delays in product introduction, may harm the Company’s brands, business, sales, financial condition and results of operations. Any new products that the Company develops and markets may not generate sufficient revenues to recoup their development, production, marketing, selling and other costs.

A drive toward electric vehicles or away from vehicle ownership in general could impact the Company’s and its subsidiaries’ business, sales, financial condition and results of operations.

The automotive industry is increasingly focused on the development of hybrid and electric vehicles and of advanced driver assistance technologies, with the goal of developing and introducing a commercially viable, fully automated driving experience, and many manufacturers have announced plans to transition from internal- combustion engines into electric vehicle platforms over the coming years. There has also been an increase in consumer preferences for mobility on demand services, such as car and ride sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita. Accordingly, if we do not continue to innovate and develop, or acquire, new and compelling products that capitalize upon new technologies in response to original equipment manufacturer and consumer preferences, or if there is a future shift in consumer preferences towards ownership of more utilitarian vehicles or vehicles that are otherwise less interesting to a large portion of the Company’s customers who are automotive enthusiasts, or if there is otherwise a future shift away from automobile ownership among consumers in general, the Company’s and its subsidiaries’ business, sales, financial condition and results of operations could be impacted.

The Company’s business depends on maintaining and strengthening its brands to generate and maintain ongoing demand for its products, and a significant reduction in such demand could harm the Company’s business, sales, financial condition and results of operations.

The Company’s success depends on the value and reputation of the Company’s brands, which, in turn, depends on factors such as the quality, design, performance, functionality, and durability of the Company’s products, the image of the Company’s e-commerce platform and retail partner floor spaces, the Company’s communication activities, including advertising, social media, and public relations, and the Company’s management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning the Company’s brands are important to expanding its customer base, and will depend largely on the success of the Company’s marketing and merchandising efforts and the Company’s ability to provide consistent, high-quality customer experiences. The Company intends to continue making investments in these areas in order to maintain and enhance the Company’s brands, and such investments may not be successful. Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, counterfeit products, unfair labor practices, and failure to protect the intellectual property rights in the Company’s brands are some of the potential threats to the strength of the Company’s brands, and those and other factors could rapidly and severely diminish customer confidence in us. Furthermore, these factors could cause the Company’s customers to lose the personal connection they feel with the Company’s brands. The Company believes that maintaining and enhancing the image of the Company’s brands in its current markets and in new markets where it has limited brand recognition is important to expanding its customer base. If the Company is unable to maintain or enhance its brands in current or new markets, the Company’s business, sales, financial condition and results of operations could be harmed.

If the Company inaccurately forecasts demand for its products, it may manufacture either insufficient or excess quantities, which, in either case, could adversely affect its financial performance.

The Company plans its manufacturing capacity based upon the forecasted demand for its products. Forecasting the demand for the Company’s products is very difficult given the manufacturing lead time and the amount of specification involved. Forecasting demand for specific automotive part goods can also be challenging due to changing consumer preferences and competitive pressures and longer supply lead times. The nature of the Company’s business makes it difficult to adjust quickly its manufacturing capacity if actual demand for its products exceeds or is less than forecasted demand. If actual demand for its products exceeds the forecasted demand, the Company may not be able to produce sufficient quantities of new products in time to fulfill actual demand, which could limit the Company’s sales and adversely affect its financial performance. On the other hand, if actual demand is less than the forecasted demand for its products, the Company could produce excess quantities, resulting in excess inventories and related obsolescence charges that could adversely affect the Company’s financial performance.

The Company may not be able to effectively manage its growth.

As the Company grows its business, slower growing or reduced demand for the Company’s products, increased competition, a decrease in the growth rate of the Company’s overall market, failure to develop and successfully market new products, or the maturation of the Company business or market could harm the Company’s business. The Company has made and expects to continue to make significant investments in the Company’s research and development and sales and marketing organizations, expand the Company’s operations and infrastructure both domestically and internationally, design and develop new products, and enhance the Company’s existing products. In addition, in connection with operating as a public company, the Company will incur significant additional legal, accounting, and other expenses that the Company did not incur as a private company. If the Company’s sales do not increase at a sufficient rate to offset these increases in the Company’s operating expenses, its profitability may decline in future periods.

The Company only has a limited history operating the Company’s business at its current scale. Consequently, if the Company’s operations grow at a rapid pace in the future, the Company may experience difficulties in managing this growth and building the appropriate processes and controls. Future rapid growth may increase the strain on the Company’s resources, and the Company could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting consumer needs. If the Company does not adapt to meet these evolving challenges, the strength of the Company’s brands may erode, the quality of the Company’s products may suffer, the Company may not be able to deliver products on a timely basis to the Company’s customers, and the Company’s corporate culture may be harmed.

If the Company fails to attract new customers, or fails to do so in a cost-effective manner, the Company may not be able to increase sales.

The Company’s success depends, in part, on its ability to attract customers in a cost-effective manner. In order to expand the Company’s customer base, the Company must appeal to and attract customers ranging from automotive enthusiasts to individuals who simply value products of uncompromising quality and design. The Company has made, and the Company expects that the Company will continue to make, significant investments in attracting new customers, including through the use of traditional, digital, and social media and participation in, and sponsorship of, community events. Marketing campaigns can be expensive and may not result in the cost- effective acquisition of customers. Further, as the Company’s brands becomes more widely known, future marketing campaigns may not attract new customers at the same rate as past campaigns. If the Company is unable to attract new customers, or fails to do so in a cost-effective manner, the Company’s growth could be slower than it expects and the Company’s business will be harmed.

The Company’s growth depends, in part, on expanding into additional consumer markets, and the Company may not be successful in doing so.

The Company believes that its future growth depends not only on continuing to reach its current core demographic, but also continuing to broaden its retail partner and customer bases. The growth of the Company’s business will depend, in part, on the Company’s ability to continue to expand its retail partner and customer bases in the United States, as well as in international markets. In these markets, the Company may face challenges that are different from those the Company currently encounters, including competitive, merchandising, distribution, hiring, and other difficulties. The Company may also encounter difficulties in attracting customers due to a lack of consumer familiarity with or acceptance of the Company’s brands, or a resistance to paying for premium products, particularly in international markets. The Company continues to evaluate marketing efforts and other strategies to expand the customer base for its products. In addition, although the Company is investing in sales and marketing activities to further penetrate newer regions, including expansion of its dedicated sales force, the Company cannot ensure that it will be successful. If the Company is not successful, its business, sales, financial condition and results of operations may be harmed.

Competitors have attempted, and will likely continue to attempt to, imitate the Company’s products and technology. If the Company is unable to protect or preserve the image of the Company’s brands and proprietary rights, the Company’s business, sales, financial condition and results of operations may be harmed.

As the Company’s business continues to expand, its competitors have imitated or attempted to imitate, and will likely continue to imitate or attempt to imitate, the Company’s product designs and branding, which could harm the Company’s business, sales, financial condition and results of operations. Only a portion of the intellectual property used in the manufacture and design of the Company’s products is patented, and the Company therefore relies significantly on trade secrets, trade and service marks, trade dress, and the strength of the Company’s brands. The Company regards its patents, trade dress, trademarks, copyrights, trade secrets, and similar proprietary rights as critical to its success. The Company also relies on trade secret protection and confidentiality agreements with its employees, consultants, suppliers, manufacturers, and others to protect its proprietary rights. Nevertheless, the steps the Company takes to protect its proprietary rights against infringement or other violations may be inadequate, and it may experience difficulty in effectively limiting the unauthorized use of its patents, trademarks, trade dress, and other intellectual property and proprietary rights worldwide. The Company also cannot guarantee that others will not independently develop technology with the same or similar function to any proprietary technology the Company relies on to conduct its business and differentiate itself from its competitors. Unauthorized use or invalidation of its patents, trademarks, copyrights, trade dress, trade secrets, or other intellectual property or proprietary rights may cause significant damage to the Company’s brands and harm its business, sales, financial condition and results of operations.

While the Company actively develops and protects its intellectual property rights, there can be no assurance that the Company will be adequately protected in all countries in which the Company conducts its business or that the Company will prevail when defending its patent, trademark, and proprietary rights. Additionally, the Company could incur significant costs and management distraction in pursuing claims to enforce its intellectual property rights through litigation and defending any alleged counterclaims. If the Company is unable to protect or preserve the value of its patents, trade dress, trademarks, copyrights, or other intellectual property rights for any reason, or if the Company fails to maintain the image of the Company’s brands due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, the Company’s brands and reputation could be damaged, and the Company’s business may be harmed.

The Company’s profitability may decline as a result of increasing pressure on pricing.

The Company’s industry is subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer demand. These factors may cause the Company to reduce its prices to retailers and customers or engage in more promotional activity than the Company anticipates, which could adversely impact its margins and cause the Company’s profitability to decline if it is unable to offset price reductions with comparable reductions in the Company’s operating costs. This could materially harm the Company’s business, sales, financial condition and results of operations. In addition, ongoing and sustained promotional activities could harm the image of the Company’s brands.

A significant disruption in the operations of the Company’s manufacturing facilities or distribution centers could have a material adverse effect on the Company’s business, sales, financial condition and results of operations.

A significant disruption at any of the Company’s manufacturing facilities or distribution centers could materially and adversely affect the Company’s business, sales, financial condition and results of operations. The Company’s manufacturing facilities and distribution centers are highly automated, which means that their operations are complicated and may be subject to a number of risks related to computer viruses, the proper operation of software and hardware, electronic or power interruptions, and other system failures, including failures caused by factors outside of our control, such as hostilities, political unrest, terrorist attacks, war (including the ongoing conflict in Ukraine), natural disasters or extreme weather (including events that may be caused or exacerbated by climate change). Risks associated with upgrading or expanding these facilities may significantly disrupt or increase the cost of the Company’s operations, which may have an immediate, or in some cases prolonged, impact on the Company’s margins. Our risk management, business continuity and disaster recovery plans may not be effective at preventing or mitigating the effects of such disruptions, particularly in the case of catastrophic events or longer term developments, such as the impacts of climate change.

Increases in cost, disruption of supply or shortage of raw materials or components used in the Company’s products could harm its business and profitability.

The Company’s products contain various raw materials, including corrosion-resistant steel, non-ferrous metals such as aluminum and nickel, and precious metals such as platinum and palladium. The Company uses raw materials directly in manufacturing and in components that the Company purchases from its suppliers. The Company generally purchases components with significant raw material content on the open market. The prices for and availability of these raw materials fluctuate depending on market conditions. Volatility in the prices of raw materials such as steel, aluminum and nickel could increase the cost of manufacturing the Company’s products. The Company may not be able to pass on these costs to its customers, and this could have a material adverse effect on the Company’s business, sales, financial condition and results of operations. Even in the event that increased costs can be passed through to customers, the Company’s gross margin percentages would decline. Additionally, the Company’s suppliers are also subject to fluctuations in the prices of raw materials and may attempt to pass all or a portion of such increases on to the Company. In the event they are successful in doing so, the Company’s margins would decline.

The Company’s current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls, and warranty claims, which could result in decreased sales and operating margin, and harm to the Company’s brand.

Although the Company extensively and rigorously tests new and enhanced products, there can be no assurance the Company will be able to detect, prevent, or fix all defects. Defects in materials or components can unexpectedly interfere with the products’ intended use and safety and damage the Company reputation. Failure to detect, prevent, or fix defects could result in a variety of consequences, including a greater number of product returns than expected from customers and retail partners, litigation, product recalls, and credit claims, among others, which could harm the Company’s business, sales, financial condition and results of operations. The occurrence of real or perceived quality problems or material defects in the Company’s current and future products could expose the Company to product recalls, warranty, or other claims. In addition, any negative publicity or lawsuits filed against the Company related to the perceived quality and safety of the Company products could also harm the Company brand and decrease demand for the Company’s products.

The Company’s reliance on foreign suppliers for some of the automotive parts the Company sell to its customers or included in its products presents risks to the business.

A portion of automotive parts and components the Company uses in its manufacturing process are imported from suppliers located outside the U.S. As a result, the Company is subject to various risks of doing business in foreign markets and importing products from abroad, such as:

•	significant delays in the delivery of cargo due to port security considerations;

•	imposition of duties, taxes, tariffs or other charges on imports;

•	potential recalls or cancellations of orders for any product that does not meet the Company’s quality standards;

•	disruption of imports by labor disputes or strikes and local business practices;

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heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods;

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natural disasters, disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

•	political tensions, conflicts, and wars, such as the ongoing conflict in Ukraine;

•	inability of the Company’s non-U.S. suppliers to obtain adequate credit or access liquidity to finance its operations; and

•	the Company’s ability to enforce any agreements with its foreign suppliers.

Any of the foregoing factors, or a combination of them, could increase the cost or reduce the supply of products available to the Company and materially and adversely impact the Company’s business, sales, financial condition and results of operations.

The Company depends on retail partners to display and present its products to customers, and the Company’s failure to maintain and further develop the Company’s relationships with retail partners could harm the Company’s business.

The Company sells a significant amount of its products through knowledgeable national, regional, and independent retail partners. The Company’s retail partners service customers by stocking and displaying the Company’s products, explaining the Company product attributes, and sharing the story of the Company’s brands. The Company’s relationships with these retail partners are important to the authenticity of the Company’s brands and the marketing programs the Company continues to deploy. The Company’s failure to maintain these relationships with its retail partners or financial difficulties experienced by these retail partners could harm its business.

The Company has key relationships with national retail partners. If the Company loses any of the Company’s key retail partners or any key retail partner reduces its purchases of the Company’s existing or new products or its number of stores or operations or promotes products of the Company’s competitors over the Company’s, the Company’s sales would be harmed. Because the Company is a premium brand, its sales depend, in part, on retail partners effectively displaying its products, including providing attractive space and point of purchase displays in their stores, and training their sales personnel to sell its products. If the Company’s retail partners reduce or terminate those activities, the Company may experience reduced sales of its products, resulting in lower gross margins, which would harm its business, sales, financial condition and results of operations.

If the Company’s plans to increase sales through its DTC channel are not successful, the Company’s business, sales, financial condition and results of operations could be harmed.

For 2021, the Company generated through its DTC channel approximately $117 million in gross sales. Part of the Company’s growth strategy involves increasing sales through its DTC channel. The level of customer traffic and volume of customer purchases through the Company’s website is substantially dependent on the Company’s ability to provide a content-rich and user-friendly website, a hassle- free customer experience, sufficient product availability, and reliable, timely delivery of the Company’s products. If the Company is unable to maintain and increase customers’ use of its website, allocate sufficient product to the Company’s website, and increase any sales through its website, the Company’s business, sales, financial condition and results of operations could be harmed.

The Company’s future success depends on the continuing efforts of the Company’s management and key employees, and on the Company’s ability to attract and retain highly skilled personnel and senior management.

The Company depends on the talents and continued efforts of its senior management and key employees. The loss of members of management or key employees may disrupt the Company’s business and harm the Company’s business, sales, financial condition and results of operations. Furthermore, the Company’s ability to manage further expansion will require it to continue to attract, motivate, and retain additional qualified personnel. Competition for this type of personnel is intense, and the Company may not be successful in attracting, integrating, and retaining the personnel required to grow and operate its business effectively. There can be no assurance that the Company’s current management team or any new members of the management team will be able to successfully execute the Company’s business and operating strategies.

The Company relies on complex information systems for management of its manufacturing, distribution, sales and other functions. If the Company’s information systems fail to perform these functions adequately or if the Company experiences an interruption in their operation, including a breach in cyber security, its business, sales, financial condition and results of operations could suffer.

All of the Company’s major operations, including manufacturing, distribution, sales and accounting, are dependent upon the Company’s complex information systems. The Company’s information systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood, hurricane and other natural disasters;

•	power loss, computer systems failure, Internet and telecommunications or data network failure; and

•	hackers, computer viruses, software bugs or glitches.

Any damage or significant disruption in the operation of such systems, the failure of the Company’s information systems to perform as expected, the failure to successfully integrate the information technology systems of the businesses that the Company has recently acquired or any security breach to the information systems (including financial or credit/payment frauds) would disrupt the Company’s business, which may result in decreased sales, increased overhead costs, excess inventory and product shortages and otherwise adversely affect the Company’s reputation, operations, financial performance and condition.

Our information systems are subject to security threats and sophisticated cyber-based attacks, including, but not limited to, denial-of-service attacks, hacking, “phishing” attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, or physical breaches, that can cause deliberate or unintentional damage, create system disruptions, unauthorized acquisition of our or customer information, or destruction or misuse, manipulation, denial of access to or disclosure of confidential or important information. We have experienced, and expect to continue to confront, efforts by hackers and other third parties to gain unauthorized access or deny access to, or otherwise disrupt, our information systems. For example, we were the target of an external cyber-attack in third quarter 2021, which resulted in a temporary suspension of services to our customers. To date these incidents have not had a material impact on the Company’s reputation, operations, financial performance and condition; however, there is no assurance that such impacts will not be material in the future, and such incidents have in the past and may in the future have the impacts discussed below. Any future successful cyber-attack or catastrophic natural disaster could significantly affect our operating and financial systems and could temporarily disrupt our ability to provide services to our customers, impact our ability to manage our operations and perform vital financial processes, any of which could have a materially adverse effect on our business.

Moreover, the threat of cyber-attacks is constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures and we cannot ensure that we will be able to identify, prevent or contain the effects of future cyber-attacks or other cybersecurity risks that bypass our security measures or disrupt our information technology systems or business. While we have security technologies, processes and procedures in place to protect against cybersecurity risks and security breaches, the hardware, software or applications we develop or procure from third parties may contain defects in design, manufacturer defects or other problems that could unexpectedly compromise information security. In addition, because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, are becoming increasingly sophisticated, and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques, timely discover or counter them or implement adequate preventative measures.

As a result of any such incidents, we could be subject to litigation and regulatory risk, civil and criminal penalties, additional costs and diversion of management attention due to investigation, remediation efforts and engagement of third party consultants and legal counsel in connection with such incidents, payment of “ransoms” to regain access to our systems and information, loss of customers, damage to customer relationships, reduced revenue and profits, refunds of customer charges and damage to our reputation, any of which could have a material adverse effect on our business, cash flows, financial condition and results of operations. While we have contingency plans and insurance coverage for potential liabilities of this nature, they may not be sufficient to cover all claims and liabilities and in some cases are subject to deductibles and layers of self-insured retention.

Cyber-attacks, unauthorized access to, or accidental disclosure of, consumer personally-identifiable information including credit card information, that the Company collects through its websites may result in significant expense and adversely impact the Company’s reputation and business.

There is heightened concern and awareness over the security of personal information transmitted over the Internet, consumer identity theft and user privacy. While the Company has implemented security measures, the Company’s computer systems may nevertheless be susceptible to electronic or physical computer break-ins, viruses and other disruptions and security compromises. Any perceived or actual unauthorized or inadvertent disclosure of personally-identifiable information, whether through a compromise of the Company’s network by an unauthorized party, employee theft, misuse or error or otherwise, could harm the Company’s reputation, impair the Company’s ability to attract website visitors, or subject the Company to claims or litigation arising from damages suffered by consumers, and adversely affect the Company’s operations, financial performance and condition.

The Company depends on cash generated from its operations to support its growth, and the Company may need to raise additional capital, which may not be available on terms acceptable to the Company or at all.

The Company primarily relies on cash flow generated from its sales to fund its current operations and growth initiatives. As the Company expands its business, the Company will need significant cash from operations to purchase inventory, increase product development, expand its manufacturer and supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company and further invest in sales and marketing efforts. If the Company’s business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from the Company’s current or future credit facility, the Company may need additional equity or debt financing. If such financing is not available to the Company on satisfactory terms, the Company’s ability to operate and expand the Company’s business or to respond to competitive pressures could be harmed. Moreover, if the Company raises additional capital by issuing equity securities or securities convertible into equity securities, the ownership of the Company’s existing stockholders may be diluted. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of the Common Stock. In addition, any indebtedness the Company incurs may subject the Company to covenants that restrict the Company’s operations and will require interest and principal payments that could create additional cash demands and financial risk for the Company.

Indebtedness of the Company and its subsidiaries may limit the Company’s and its subsidiaries’ ability to invest in the ongoing needs of its business and if the Company and its subsidiaries are unable to comply with the covenants in its current credit agreements, the Company’s and its subsidiaries’ business, sales, financial condition and results of operations could be harmed.

On November 18, 2021, the Company entered into a new credit facility with a syndicate of lenders and Wells Fargo Bank, N.A., as administrative agent for the lenders, letter of credit issuer and swing line lender (the “Credit Agreement”). The financing consists of a seven-year $600 million first-lien term loan, a five-year $125 million revolving credit facility, and a $100 million delayed draw term loan. The Company is required to make quarterly payments of principal plus accrued interest. As of December 31, 2021, $655 million in principal was outstanding under the credit facility, including $600 million for the first-lien term loan, $30 million for the delayed draw term loan, and $25 million under the revolving credit facility. The Credit Agreement imposes various restrictions and contains customary affirmative and restrictive covenants, including, without limitation, certain reporting obligations and certain limitations on restricted payments; and limitations on liens, encumbrances and indebtedness. In addition, borrowings under the Credit Agreement are jointly and severally guaranteed by the Company and certain of its wholly-owned material subsidiaries and the Company’s future subsidiaries that become guarantors (collectively the “Loan Parties”). The First Lien Credit Agreement is secured by a first-priority lien on substantially all of the Loan Parties’ assets, in each case subject to certain customary exceptions. If we fail to comply with the covenants or payments specified in the Credit Agreement, the lender could declare an event of default, which would give it the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable.

The Credit Agreement places certain conditions on the Company, including, subject to certain conditions, reductions and exceptions, requiring the Company to utilize a portion of its and its subsidiaries’ cash flow from operations to make payments on its and its subsidiaries’ indebtedness, reducing the availability of the Company’s and its subsidiaries’ cash flow to fund working capital, capital expenditures, development activity, return capital to the Company’s stockholders, and other general corporate purposes. The Company’s and its subsidiaries’ compliance with this condition may limit the Company’s and its subsidiaries’ ability to invest in the ongoing needs of the Company’s and its subsidiaries’ business. For example, complying with this condition:

•	increases the Company’s and its subsidiaries’ vulnerability to adverse economic or industry conditions;

•	limits the Company’s and its subsidiaries’ flexibility in planning for, or reacting to, changes in the Company’s and its subsidiaries’ business or markets;

•	makes the Company and its subsidiaries more vulnerable to increases in interest rates, as borrowings under the Credit Agreement bear interest at variable rates;

•	limits the Company’s and its subsidiaries’ ability to obtain additional financing in the future for working capital or other purposes; and

•	potentially places the Company and its subsidiaries at a competitive disadvantage compared to the Company’s and its subsidiaries’ competitors that have less indebtedness.

The Credit Agreement places certain limitations on the Company’s and certain of its subsidiaries’ ability to incur additional indebtedness. However, subject to the certain exceptions and baskets in the Credit Agreement, the Company and its subsidiaries may incur substantial additional indebtedness under and outside of such credit agreement. The Credit Agreement also limits or prohibits, among other things, and in each case, subject to exceptions, materiality thresholds and baskets, the Company’s and certain of its subsidiaries’ ability to: (a) pay dividends on, redeem or repurchase stock, or make other distributions; (b) incur or guarantee additional indebtedness; (c) sell stock in certain of the Company’s subsidiaries; (d) create or incur liens; (e) make acquisitions or investments; (f) transfer or sell certain assets or merge or consolidate with or into other companies; (g) make certain payments or prepayments of indebtedness subordinated to the Company’s obligations under the Credit Agreement; and (h) enter into certain transactions with the Company’s affiliates.

In addition to the restrictions described above, the Credit Agreement requires the Company and certain of its subsidiaries to comply with certain other covenants, including a financial maintenance covenant regarding the Company’s total net leverage ratio on the last day of each fiscal quarter, with step downs to lower total net leverage ratio levels at specified times as set forth therein. Failure to comply with these covenants and certain other provisions of the Credit Agreement, or the occurrence of a change of control, could result in an event of default and an acceleration of the Loan Parties’ obligations under the Credit Agreement or other indebtedness that the Company and its subsidiaries may incur in the future.

If such an event of default and acceleration of the Loan Parties’ obligations occurs, subject to intercreditor agreements agreed to by the lenders, the lenders under the Credit Agreement would have the right to proceed against the collateral the Loan Parties granted to them to secure such indebtedness. If the debt under the Credit Agreement were to be accelerated, the Company and its subsidiaries may not have sufficient cash or be able to sell sufficient collateral to repay this debt, which would immediately and materially harm the Company’s and its subsidiaries’ business, sales, financial condition and results of operations. The threat of the Company’s debt being accelerated in connection with a change of control could make it more difficult for the Company to attract potential buyers or to consummate a change of control transaction that would otherwise be beneficial to the Company’s stockholders.

The announced upcoming discontinuance of publishing LIBOR rates may impact the cost or availability of financing for us.

A large portion of our variable rate indebtedness ($655 million of outstanding principal as of December 31, 2021) references the London interbank offered rates (“LIBOR”) as a benchmark for establishing the interest rate. LIBOR is expected to be phased out by June 2023. Although our LIBOR-based borrowings under the new credit facility contemplate a transition from LIBOR to an alternative index, uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely impact our interest expense, in which event our available cash flow for general corporate requirements maybe adversely affected.

The Company’s failure to maintain effective internal controls over financial reporting could harm us.

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). Under standards established by the Public Company Accounting Oversight Board (“PCAOB”), a deficiency in internal controls over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. The PCAOB defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant’s financial reporting.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The efforts required to ensure that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis, and to remediate any existing material weakness, are costly and time-consuming, and may need to be re-evaluated frequently. Implementing appropriate changes to our internal controls may take a significant amount of time to complete, including that of directors, officers and employees, and may entail substantial costs in order to modify existing accounting systems.

Additionally, we may experience material weaknesses or significant deficiencies in our internal control over financial reporting in the future. For example, as previously disclosed we identified a material weakness in internal control over financial reporting related to Empower Ltd.’s accounting and reporting of complex financial instruments, including application of ASC 480-10-S99-3A to the Company’s accounting classification of public shares. Remediation efforts can be time-consuming and expensive and can place a significant burden on management, thereby increasing pressure on our financial resources and processes. We may not be successful in making the improvements necessary to remediate the existing or any future material weakness, or in doing so in a timely and cost-effective manner.

Any failure to maintain internal control over financial reporting, or any failure to fully remediate the existing or any future material weaknesses that may be found to exist, could inhibit our ability to accurately and on a timely basis report our cash flows, results of operations or financial condition in compliance with applicable securities laws. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock and Warrants could decline and we could be subject to sanctions or investigations by NYSE, the SEC or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets and negatively impact the price and trading market for our Common Stock and Warrants.

The Company may acquire or invest in other companies, which it may not be able to integrate successfully, and which could divert the Company management’s attention, result in dilution to the Company’s stockholders, and otherwise disrupt the Company’s operations and harm the Company’s business, sales, financial condition and results of operations.

The Company’s recent growth has depended, and its future growth is likely to continue to depend, in part, on its acquisition strategy and the successful integration of acquired businesses into its existing operations. The Company intends to continue to seek acquisition opportunities both to expand into new markets and to enhance its position in existing markets. The Company cannot assure that it will be able to successfully integrate acquired businesses into its existing operations or expand into new markets. In addition, the Company cannot assure that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to the Company’s results of operations or cash flow.

In the future, the Company may acquire or invest in businesses, products, or technologies that the Company believe could complement or expand its business, enhance its capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause the Company to incur various costs and expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

In any future acquisitions, the Company may not be able to successfully integrate acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. The success of the Company’s acquisition strategy is subject to other risks and uncertainties, including:

•	an ability to realize operating efficiencies, synergies or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;

•	the risks associated with the assumption of product liabilities or contingent or undisclosed liabilities of the acquired company;

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;

•	diversion of management’s attention from other business concerns;

•	difficulties in retaining key employees, customers or suppliers of the acquired business; or

•	the ability to generate future cash flows or the availability of financing;

•	the incurrence of acquisition-related costs; and

•	the issuance of dilutive equity securities, the incurrence of debt, or the use of cash to fund such acquisitions.

In addition, an acquisition could adversely impact the Company’s operating performance as a result of debt, pre-acquisition potential tax liabilities, acquisition expenses, amortization of acquisition-related intangible assets, or possible future impairment of goodwill or intangible assets associated with the acquisitions.

The Company may also face liability with respect to acquired businesses for violations of environment laws occurring prior to the date of acquisition, which may not be covered by environment insurance secured to mitigate the risk or by indemnification from the sellers of the acquired businesses. The Company could also incur significant costs, including, but not limited to, remediation costs, natural resources damages, civil or criminal fines and sanctions, and third-party claims, as a result of past or future violations of, or liabilities, associated with environmental laws.

Most members of the Company’s management team do not have prior experience in operating a public company.

Most members of the Company’s management team do not have prior experience in managing a publicly traded company. As such, the management team may encounter difficulties in successfully or effectively managing its transition to a public company and in complying with its reporting and other obligations under federal securities laws and other regulations and in connection with operating as a public company. Their lack of prior experience in dealing with the reporting and other obligations and laws pertaining to public companies could result the management of the Company being required to devote significant time to these activities which may result in less time being devoted to the management and growth of the Company. In addition, the Company is hiring additional personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies. The Company may be required to incur significant expense in connection with these efforts.

If the Company’s goodwill, other intangible assets, or fixed assets become impaired, the Company may be required to record a charge to its earnings.

The Company may be required to record future impairments of goodwill, other intangible assets, or fixed assets to the extent the fair value of these assets falls below their book value. The Company’s estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows, and current market estimates of value. Estimates used for future sales growth rates, gross profit performance, and other assumptions used to estimate fair value could cause the Company to record material non-cash impairment charges, which could harm the Company’s business, sales, financial condition and results of operations.

Global climate change and related regulations could negatively affect our business.

The effects of climate change, such as extreme weather conditions, create financial risks to our business. For example, the demand for our products may be affected by unseasonable weather conditions. The effects of climate change could also disrupt our operations by impacting the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs. We could also face indirect financial risks passed through the supply chain and disruptions that could result in increased prices for our products and the resources needed to produce them.

Climate change is continuing to receive ever increasing attention worldwide, which could lead to additional legislative and regulatory efforts to limit greenhouse gas emissions. For example, new federal or state restrictions on emissions of carbon dioxide that may be imposed on vehicles and automobile fuels could adversely affect demand for vehicles, annual miles driven or the products we sell or lead to changes in automotive technology. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require increased capital expenditures to improve our product portfolio to meet such new laws, regulations and standards. While we have been committed to continuous improvements to our product portfolio to meet anticipated regulatory standard levels, there can be no assurance that our commitments will be successful, that our products will be accepted by the market, that proposed regulation or deregulation will not have a negative competitive impact or that economic returns will reflect our investments in new product development.

Legal, Regulatory and Compliance Risks Related to Our Business

The Company may become involved in legal or regulatory proceedings and audits.

The Company’s business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion, and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject the Company to lawsuits and other proceedings, and could also lead to damage awards, fines, and penalties. The Company may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require the Company to take, or refrain from taking, actions that could harm the Company’s operations or require the Company to pay substantial amounts of money, harming the Company’s business, sales, financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming the Company’s business, sales, financial condition and results of operations. Any pending or future legal or regulatory proceedings and audits could harm the Company’s business, sales, financial condition and results of operations.

The Company may become subject to intellectual property claims or lawsuits that could cause it to incur significant costs or pay significant damages or that could prohibit it from selling its products.

The Company’s competitors also seek to obtain patent, trademark, copyright or other protection of their proprietary rights and designs for automotive products. From time to time, third parties have claimed or may claim in the future that the Company’s products infringe upon their proprietary rights. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no significant interruptions in the Company’s business as a result of any claims of infringement. However, in the future, intellectual property claims could force the Company to alter its existing products or withdraw them from the market or could delay the introduction of new products.

Various patents have been issued to the Company’s competitors in the automotive parts industry and these competitors may assert that the Company’s products infringe their patent or other proprietary rights. If the Company’s products are found to infringe third-party intellectual property rights, the Company may be unable to obtain a license to use such technology, and it could incur substantial costs to redesign its products, withdraw them from the market, and/or to defend legal actions.

Sales of the Company’s products by unauthorized retailers or distributors could adversely affect the Company’s authorized distribution channels and harm the Company’s reputation.

Some of the Company’s products may find their way to unauthorized outlets or distribution channels. This “gray market” for the Company’s products can undermine authorized retailers and foreign wholesale distributors who promote and support the Company’s products, and can injure the Company’s brands in the minds of its customers and consumers. On the other hand, stopping such commerce could result in a potential decrease in sales to those customers who are selling the Company’s products to unauthorized distributors or an increase in sales returns over historical levels. While the Company has taken some lawful steps to limit commerce of its products in the “gray market” in both the United States and abroad, it has not stopped such commerce.

The Company is subject to environmental, health and safety laws and regulations, which could subject the Company to liabilities, increase its costs or restrict its operations in the future.

The Company’s properties and operations are subject to a number of environmental, health and safety laws and regulations in each of the jurisdictions in which the Company operates, including, among others, regulations of the California Air Resources Board. These laws and regulations govern, among other things, air emissions, water discharges, handling and disposal of solid and hazardous substances and wastes, soil and groundwater contamination and employee health and safety. The Company’s failure to comply with such environmental, health and safety laws and regulations could result in substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions.

The Company may also be subject to liability for environmental investigations and cleanups, including at properties that the Company currently or previously owned or operated, even if such contamination was not caused by the Company, and the Company may face claims alleging harm to health or property or natural resource damages arising out of contamination or exposure to hazardous substances. The Company may also be subject to similar liabilities and claims in connection with locations at which hazardous substances or wastes the Company has generated have been stored, treated, otherwise managed, or disposed. Environmental conditions at or related to the Company’s current or former properties or operations, and/or the costs of complying with current or future environmental, health and safety requirements (which have become more stringent and complex over time) could materially adversely affect the Company’s business, sales, financial condition and results of operations.

Changes in, or any failure to comply with, privacy laws, regulations, and standards may adversely affect the Company’s business.

Personal privacy and data security have become significant issues in the United States, Europe, and in many other jurisdictions in which the Company operates. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Furthermore, federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy, all of which may be subject to invalidation by relevant foreign judicial bodies.

Industry organizations also regularly adopt and advocate for new standards in this area. In the United States, these include rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies, including, but not limited to, the California Consumer Privacy Act (“CCPA”). Internationally, many jurisdictions in which the Company operates have established their own data security and privacy legal framework with which the Company or its customers must comply, including but not limited to, the European General Data Protection Regulation (“GDPR”), which imposes certain privacy-related obligations and potential penalties and risks upon the Company’s business. In many jurisdictions, enforcement actions and consequences for noncompliance are also rising. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to the Company. Any inability or perceived inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could result in additional cost and liability to the Company, damage its reputation and adversely affect its business.

The Company’s insurance policies may not provide adequate levels of coverage against all claims and the Company may incur losses that are not covered by its insurance.

The Company maintains insurance of the type and in amounts that the Company believes is commercially reasonable and that is available to businesses in its industry. The Company carries various types of insurance, including general liability, auto liability, workers’ compensation, cyber, and excess umbrella, from highly rated insurance carriers. Market forces beyond the Company’s control could limit the scope of the insurance coverage that the Company can obtain in the future or restrict its ability to buy insurance coverage at reasonable rates. The Company cannot predict the level of the premiums that the Company may be required to pay for subsequent insurance coverage, the level of any deductible and/or self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks. In the event of a substantial loss, the insurance coverage that the Company carries may not be sufficient to compensate the Company for the losses the Company incurs or any costs the Company is responsible for.

The Company previously identified material weaknesses in its internal control over financial reporting. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

We have identified material weaknesses in our internal control over financial reporting related to the accounting for complex financial instruments at Empower Ltd., which existed prior to the Business Combination. During 2021, the Company completed a series of actions that effectively remediated the material weaknesses. Subsequent to the Business Combination on July 16, 2021, and upon filing the 10-Q for the quarterly period ended September 26, 2021, the internal controls over financial reporting of Holley Inc. took the place of the internal controls over financial reporting of Empower Ltd. As a result, the internal control structure of Empower Ltd. is no longer in operation and, instead, the relevant internal control structure after completion of the Business Combination is that of Holley Inc. As of December 31, 2021 management has concluded that its internal control over financial reporting was effective.

The existence of material weaknesses in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our shares. We can give no assurance that additional material weaknesses or restatements of financial results will not arise in the future due to a failure to maintain adequate internal control over financial reporting or circumvention of these controls, and in the future our controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

The Company may face litigation and other risks as a result of Empower’s restatement of its historical financial statements and related matters.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement, dated October 6, 2020, between Continental Stock Transfer & Trust Company, as Warrant agent, and Empower (the “Warrant Agreement”). Following the issuance of the SEC Statement, after consultation with Empower’s independent registered public accounting firm, Empower’s management and audit committee concluded that it was appropriate to restate its previously issued audited financial statements as of December 31, 2020 and for the period from August 19, 2020 (inception) through December 31, 2020. As part of the restatement, Empower identified a material weakness in its internal controls over financial reporting.

Subsequent to the filing of Amendment No. 1 to Empower’s Annual Report on Form 10-K/A, based on SEC guidance, we identified a material weakness in Empower’s internal control over financial reporting related to Empower’s application of ASC 480-10-S99-3A to its accounting classification of the Empower Class A Shares. On December 14, 2021, our audit committee and management concluded that Empower’s internal control over financial reporting was not effective as of December 31, 2020, and, accordingly, our audit committee authorized management to restate Empower’s audited financial statements for the year ended December 31, 2020, where we concluded that the control deficiency that resulted in the incorrect classification of Empower Class A Shares constituted a material weakness as of December 31, 2020, resulting in the filing of Amendment No. 2 to Empower’s Annual Report on Form 10-K/A, filed with the SEC on February 4, 2022, and for the quarterly periods ended March 31, 2021 and June 30, 2021, resulting in the filing of Amendment No. 1 to Empower’s Quarterly Report for the period ended March 31, 2021 on Form 10-Q/A, filed with the SEC on February 4, 2022 and the filing of Amendment No. 1 to the Company’s Quarterly Report for the period ended June 30, 2021 on Form 10-Q/A, filed with the SEC on February 4, 2022 . Historically, a portion of the Empower Class A Shares was classified as permanent equity to maintain stockholders’ equity greater than $5 million on the basis that Empower would not redeem its Empower Class A Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as described in Empower’s amended and restated memorandum and articles of association. Pursuant to the Company’s re-evaluation of Empower’s application of ASC 480-10-S99-3A to its accounting classification of Empower Class A Shares, the Company’s management has determined that the Empower Class A Shares include certain provisions that require classification of all Empower Class A Shares as temporary equity regardless of the net tangible assets redemption limitation contained in Empower’s amended and restated memorandum and articles of association.

As a result of such material weaknesses, the restatements, the change in accounting for the Warrants and the A&R FPA, reclassification of Empower Class A Shares, and other matters raised or that may in the future be raised by the SEC, the Company faces potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in Empower’s internal control over financial reporting and the preparation of Empower’s financial statements. As of the date of this prospectus, the Company has no knowledge of any such litigation or dispute. However, the Company can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on the Company’s business, results of operations and financial condition.

Changes in tax laws or unanticipated tax liabilities could adversely affect the Company’s effective income tax rate and profitability.

The Company is subject to income taxes in the United States (federal and state) and various foreign jurisdictions. The Company’s effective income tax rate could be adversely affected in the future by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application, and the outcome of income tax audits in various jurisdictions around the world. In particular, the Biden administration has proposed increases to the U.S. corporate income tax rate from 21% to 28% and made other proposals. If any of these (or similar) proposals are ultimately enacted into law, in whole or in part, they could have a negative impact on our effective tax rate. We cannot predict the likelihood, timing or substance of U.S. tax proposals and will continue to monitor the progress of such proposals, as well as other global tax reform initiatives.

Risks Related to Ownership of Our Securities

Certain of the Company’s stockholders, including the Holley Stockholder and the Sponsor, may have conflicts of interest with other stockholders and may limit your ability to influence corporate matters.

As of December 31, 2021, the Holley Stockholder, and the Sponsor (together with its affiliates) beneficially own, in the aggregate, approximately 67.8% of our shares of Common Stock, excluding any warrants exercisable for Common Stock held by Sponsor or its affiliates (or 69.5% inclusive of shares of Common Stock underlying Warrants held by Sponsor and its affiliates). See “Principal Securityholders” and “Selling Securityholders” for more information on the beneficial ownership of our Common Stock. As a result of this concentration of stock ownership, these parties acting together and, in the case of the Holley Stockholder, on its own, have sufficient voting power to effectively control all matters submitted to our stockholders for approval, including director elections and proposed amendments to our certificate of incorporation and bylaws. At the Closing, the Company, the Sponsor, the Sponsor Investors, the Holley Stockholder and the Sentinel Investors entered into the Stockholders’ Agreement, pursuant to which the Holley Stockholder and the Sponsor have the right to designate nominees for election to the Company’s board of directors subject to certain beneficial ownership requirements. See “Management—Director Nominations” for more information.

In addition, this concentration of ownership may delay or prevent a merger, consolidation or other business combination or change in control of our Company and make some transactions that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our securities more difficult or impossible without their support. Because we have opted out of Section 203 of the Delaware General Corporation Law (“DGCL”) regulating certain business combinations with interested stockholders, after the lock-up periods discussed in “Securities Eligible for Future Sale” expire, as applicable, these parties may transfer their shares of Common Stock and such control of us to a third party, which would not require the approval of our board of directors or other stockholders and may limit the price that investors are willing to pay in the future for shares of our Common Stock. The interests of these parties may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these parties could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. This concentration of ownership may also adversely affect the trading prices of our securities.

Each of the Holley Stockholder and the Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with the Company. The certificate of incorporation provides that none of the Holley Stockholder, the Sponsor, any of their affiliates or any director who is not employed by the Company (including any non-employee director who serves as one of the Company’s officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which the Company operates. Each of the Holley Stockholder and the Sponsor also may pursue acquisition opportunities that may be complementary to the Company’s business and, as a result, those acquisition opportunities may not be available to the Company.

Warrants are exercisable for Common Stock, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

The Company has an aggregate of 14,666,644 Warrants issued and outstanding, representing the right to purchase an equivalent amount shares of Common Stock. The Warrants became exercisable on October 9, 2021.

The exercise price of the Warrants is $11.50 per share. To the extent such Warrants are exercised, additional shares of Common Stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Common Stock. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

The Warrants may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding Warrants approve of such amendment.

The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Warrants to make any change that adversely affects the interests of the registered holders of the Warrants. Accordingly, we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Warrants approve of such amendment. Although our ability to amend the terms of the Warrants with the consent of at least 50% of the then outstanding Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of Common Stock purchasable upon exercise of a Warrant.

The market price and trading volume of Common Stock and Warrants may be volatile.

Stock markets, including the NYSE, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for Common Stock and Warrants, the market price of Common Stock and Warrants may be volatile and could decline significantly, whether or not any price changes are related to matters specific to the Company. In addition, the trading volume in Common Stock and Warrants may fluctuate and cause significant price variations to occur. If the market price of Common Stock and Warrants declines significantly, you may be unable to resell your shares of Common Stock and Warrants at or above the market price of Common Stock and Warrants. We cannot assure you that the market price of Common Stock and Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this prospectus;

•

actual or anticipated differences in the Company’s estimates, or in the estimates of analysts, for the Company’s revenues, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of the NYSE;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales or resales, or anticipated issuances, sales or resales, of Common Stock;

•	perceptions of the investment opportunity associated with Common Stock relative to other investment alternatives;

•	the performance and market valuations of other similar companies;

•	future announcements concerning the Company’s business or its competitors’ businesses;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•

general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war (such as the ongoing conflict in Ukraine) or terrorism.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and divert the Company’s management’s attention and resources, which could have a material adverse effect on the Company.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the market price and trading volume of Common Stock and Warrants.

The market for Common Stock and Warrants depends in part on the research and reports that securities or industry analysts publish about the Company or its business. Securities research analysts may establish and publish their own periodic projections for Holley. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for Common Stock and Warrants could decrease, which might cause the market price and trading volume of our Common Stock and Warrants to decline significantly.

Future sales of our Common Stock and Warrants in the public market could cause our stock price to fall.

Certain holders of our Common Stock and Warrants have entered into the lock-up agreements in connection with the Business Combination. The counterparties to these agreements may, in certain instances, without notice, release all or any portion of the securities subject to these lock-up agreements. See the section entitled “Securities Eligible for Future Sale” for a description of these lock-up agreements. The market price of our Common Stock and Warrants may decline materially when these restrictions on resale by our other affiliates lapse or if they are waived.

As of December 31, 2021, the Holley Stockholder and the Sponsor (together with its affiliates) beneficially own, in the aggregate, approximately 67.8% of our shares of Common Stock, excluding any warrants exercisable for Common Stock held by Sponsor or its affiliates (or 69.5% inclusive of shares of Common Stock underlying Warrants held by Sponsor and its affiliates). See “Principal Securityholders” and “Selling Securityholders” for more information on the beneficial ownership of our Common Stock. All shares held by our affiliates are eligible for resale in the public market, subject to applicable securities laws, including the Securities Act. Therefore, unless shares owned by any of our affiliates are registered under the Securities Act, these shares may only be resold into the public markets in accordance with the requirements of an exemption from registration or safe harbor, including Rule 144 and the volume limitations, manner of sale requirements and notice requirements thereof. However, pursuant to the terms the A&R Registration Rights Agreement, the Sponsor and the Holley Stockholder have the right to demand that we register their shares under the Securities Act as well as the right to include their shares in any registration statement that we file with the SEC, subject to certain exceptions. See the section entitled “Certain Relationships and Related Party Transactions.” The registration statement of which this prospectus forms a part, which was filed pursuant to these registration rights, and any registration of other shares we may file in the future, enables those securities to be sold in the public market, subject to certain restrictions in the lock-up agreements referred to above. Any sale by the Holley Stockholder, the Sponsor or other affiliates and stockholders, including in any offering pursuant to this prospectus, or any perception in the public markets that such a transaction may occur could cause the market price of our Common Stock and Warrants to decline materially.

The Company is a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, qualifies for exemptions from certain corporate governance requirements. If we rely on such exemptions, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

The Holley Stockholder owns a majority of our Common Stock, meaning that the Company is a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, company or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. We are not utilizing these exemptions; however, if in the future we decide to rely on such exemptions, we may elect not to comply with the foregoing NYSE corporate governance requirements and, if we do, investors in our securities may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

The Company may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

The Company has the ability to redeem outstanding Warrants at any time prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders. If and when the Warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of Common Stock upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification. The Company will use its best efforts to register or qualify such shares of Common Stock under the blue sky laws of the state of residence in those states in which the Warrants were offered. Redemption of the outstanding Warrants could force you (i) to exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants. None of the Private Warrants will be redeemable by the Company so long as they are held by the Sponsor, or its permitted transferees.

The NYSE may delist the Company’s securities from trading on its exchange, which could limit stockholders’ ability to make transactions in its securities and subject the Company to additional trading restrictions.

Our Common Stock and Warrants are currently listed on NYSE. We cannot assure you that our securities will continue to be listed on the NYSE. In order to continue listing our securities on the NYSE, the Company will be required to maintain certain financial, distribution and stock price levels. Generally, the Company will be required to maintain a minimum amount in stockholders’ equity.

If the NYSE delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since the Company’s Common Stock and Warrants are listed on the NYSE, they are covered securities. Although the states are preempted from regulating the sale of its securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if the Company was no longer listed on the NYSE, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

Future issuances of debt securities and equity securities may adversely affect the Company, including the market price of Common Stock and may be dilutive to existing stockholders.

There is no assurance that the Company will not incur debt or issue equity ranking senior to Common Stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting its operating flexibility. Additionally, any convertible or exchangeable securities that the Company issues in the future may have rights, preferences and privileges more favorable than those of Common Stock. Separately, additional financing may not be available on favorable terms, or at all. Because the Company’s decision to issue debt or equity in the future will depend on market conditions and other factors beyond the Company’s control, it cannot predict or estimate the amount, timing, nature or success of the Company’s future capital raising efforts. As a result, future capital raising efforts may reduce the market price of Common Stock and be dilutive to existing stockholders.

The Company does not intend to pay cash dividends for the foreseeable future.

The Company currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

The Company qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering, (b) in which we have total annual gross revenue of at least

$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Common Stock and Warrants that are held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We cannot predict if investors will find the Common Stock and Warrants of the Company less attractive because we will rely on these exemptions. If some investors find the Common Stock and Warrants of the Company less attractive as a result, there may be a less active trading market for the Common Stock, and Warrants of the Company and more stock price volatility.

Delaware law and the Company’s certificate of incorporation and bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The certificate of incorporation, bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock, and therefore depress the trading price of Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Company’s board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the certificate of incorporation and bylaws include provisions regarding:

•	a classified board of directors with staggered, three-year terms;

•	prevent stockholders from acting by written consent;

•	limit the ability of stockholders to amend our certificate of incorporation;

•	limit the ability of stockholders to remove directors;

•	prevent stockholders from calling special meetings of stockholders;

•

the ability of the board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder;

•	the certificate of incorporation prohibits cumulative voting in the election of directors;

•	the limitation of the liability of, and the indemnification of, the Company’s directors and officers;

•	the ability of the board of directors to amend the bylaws; and

•	advance notice procedures with which stockholders must comply to nominate candidates to the board of directors or to propose matters to be acted upon at a stockholders’ meeting.

These provisions, alone or together, could discourage, delay or prevent hostile takeovers and changes in control, including transactions in which the acquirer may offer a premium price for our Common Stock and Warrants, or changes in the Company’s board of directors or management. See “Description of Securities—Certain Anti-Takeover Provisions of Delaware Law; Certificate of Incorporation and Bylaws.”

In addition, our Incentive Plan provides for accelerated vesting of awards that are assumed or substituted in connection with a change in control of the Company as a result of the change in control if a participant experiences a qualifying termination within two years following the change in control, which could discourage, delay or prevent a merger or acquisition at a premium price.

The provisions of the certificate of incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

The certificate of incorporation provides that, unless the Company selects or consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. For purposes of the foregoing, “internal corporate claims” means claims, including claims in the right of the Company that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring any interest in any shares of Common Stock will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the certificate of incorporation’s exclusive forum provision (an “FSC Enforcement Action”), and (ii) having service of process made upon such holder of Common Stock in any such FSC Enforcement Action by service upon such holder of Common Stock’s counsel in such action as agent for such holder of Common Stock.

These provisions may have the effect of discouraging lawsuits against the Company’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the certificate of incorporation to be inapplicable or unenforceable in such action.

USE OF PROCEEDS

All of the Common Stock and Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. The Company will not receive any of the proceeds from these sales.

The Company will receive up to an aggregate of approximately $72.8 million from the exercise of the Warrants offered by the Selling Securityholders pursuant to this prospectus, assuming the exercise in full of all of the Warrants for cash. Unless we inform you otherwise in a prospectus supplement or free writing prospectus, the Company intends to use the net proceeds from the exercise of such Warrants for general corporate purposes, which may include acquisitions or other strategic investments or repayment of outstanding indebtedness. The Company will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants.

The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

DIVIDEND POLICY

The Company has not paid any cash dividends on its Common Stock or the Warrants to date. The board of directors may from time to time consider whether or not to institute a dividend policy. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the board of directors. The Company’s ability to declare dividends will also be limited by restrictive covenants pursuant to any debt financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context requires otherwise, references to “Holley,” “we,” “us,” “our” and “the Company” in this section are to the business and operations of Holley Inc. The following discussion and analysis should be read in conjunction with Holley’s consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause Holley’s actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed herein and under the caption, “Cautionary Note Regarding Forward-Looking Statements.”

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Holley’s financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

We are a designer, marketer, and manufacturer of high performance automotive aftermarket products serving car and truck enthusiasts, with sales, processing, and distribution facilities reaching most major markets in the United States, Canada, Europe and China. Holley designs, markets, manufactures and distributes a diversified line of performance automotive products including fuel injection systems, tuners, exhaust products, carburetors, safety equipment and various other performance automotive products. The Company’s products are designed to enhance street, off-road, recreational and competitive vehicle performance and safety.

Innovation is at the core of our business and growth strategy with approximately 35% of our 2021 sales coming from products introduced by us into the market since 2016. We have a history of developing innovative products, including new products in existing product families, product line expansions, and accessories, as well as products that bring us into new categories. We have thoughtfully expanded our product portfolio over time to adapt to consumer needs.

In addition, we have historically used strategic acquisitions to (i) expand our brand portfolio, (ii) enter new product categories and consumer segments, (iii) increase direct-to-consumer (“DTC”) scale and connection, (iv) expand share in current product categories and (v) realize value-enhancing revenue and cost synergies. While we believe our business is positioned for continued organic growth, we intend to continue evaluating opportunities for strategic acquisitions that would complement our current business and expand our addressable target market.

Factors Affecting our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Business Combination

On July 16, 2021 we consummated a business combination (“Business Combination”) pursuant to the Merger Agreement, by and among Empower, Merger Sub I, Merger Sub II and Holley Intermediate.

The Merger Agreement provided for, among other things, the following transactions: (i) Merger Sub I merged with and into Holley Intermediate, the separate corporate existence of Merger Sub I ceased and Holley

Intermediate became the surviving corporation, and (ii) Holley Intermediate merged with and into Merger Sub II, the separate corporate existence of Holley Intermediate ceased and Merger Sub II became the surviving limited liability company. Upon closing, Empower changed its name to Holley Inc. and its trading symbol on the NYSE from “EMPW” to “HLLY.”

The Business Combination was accounted for as a reverse recapitalization. Holley Intermediate was deemed the accounting acquirer with Holley Inc. as the successor registrant. As such, Empower was treated as the acquired company for financial reporting purposes, and financial statements for periods prior to the Business Combination are those of Holley Intermediate.

As a result of the Business Combination, Holley Inc. listed on the NYSE, which required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred and expect to continue to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Acquisitions

Holley has historically pursued a growth strategy through both organic growth and acquisitions. The Company has pursued acquisitions that it believes will help drive profitability, cash flow and stockholder value. Holley targets companies that are market leaders, expand the Company’s geographic presence, provide a highly synergistic opportunity and/or enhance Holley’s ability to provide a wide array of its products to its customers through its distribution network.

From 2019 through 2021, we completed 12 acquisitions. The most significant of these acquisitions impacting the comparability of our operating results were:

•

AEM Performance Electronics: On April 14, 2021 Holley acquired AEM, a developer and supplier of electronic control and monitoring systems for performance automotive applications. This acquisition increases Holley’s penetration into the import and other sport compact cars submarket.

•

Drake Automotive Group: On November 11, 2020 Holley acquired Drake, a designer and seller of automotive aftermarket appearance parts, wheels, chassis & suspension products and accessories. This acquisition increases Holley’s penetration within the Ford/Mustang platform where it has historically been under indexed relative to the market.

•

Simpson Performance Products: On November 16, 2020 Holley acquired Simpson, a designer and seller of motorsport safety products including helmets head & neck restraints, seat belts, firesuits and more. This acquisition extended Holley’s footprint into the safety and racing segment.

The acquisitions have all been accounted for in accordance with FASB ASC Topic 805, Business Combinations, and the operations of the acquired entities are included in our historical results for the periods following the closing of the acquisition. See Note 1, “Description of the Business, Basis of Presentation, and Summary of Significant Accounting Policies,” and Note 2, “Business Combination and Acquisitions,” in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for additional information related to the Company’s acquisitions and investments.

COVID-19 Outbreak

COVID-19 has adversely impacted global supply chain and general economic conditions. The Company has experienced, and expects to continue to experience, disruptions and higher costs in manufacturing, supply chain, logistical operations, and shortages of certain Company products in distribution channels. In 2021 we continued

to generate strong demand for our products; however, we have experienced and may continue to experience global supply constraints which affected our ability to deliver products to our customers in a timely manner and incremental costs from labor and material inflation, and expediting costs resulting from current-period supply chain shortages. The full extent of the impact of the COVID-19 pandemic on the Company’s business and operational and financial performance and condition is currently uncertain and will depend on many factors outside the Company’s control, including but not limited to the timing, extent, duration and effects of the virus and any of its mutations, the utilization and effectiveness of treatments and vaccines, the imposition of effective public safety and other protective measures, the further impact of COVID-19 on the global economy and demand for the Company’s products and services. Should the COVID-19 pandemic, including variants such as Delta and Omicron, not improve or worsen, or if the Company’s attempt to mitigate its impact on its supply chain, operations and costs is not successful, the Company’s business, results of operations, financial condition and prospects may be adversely affected. See “Risk Factors” for additional discussion on the COVID-19 pandemic and the impact on our business.

Key Components of Results of Operations

Net Sales

The principal activity from which the Company generates its sales is the designing, marketing, manufacturing and distribution of performance aftermarket automotive parts for its end consumers. Sales are displayed net of rebates and sales returns allowances. Sales returns are recorded as a charge against gross sales in the period in which the related sales are recognized.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of purchased parts and manufactured products, including materials and direct labor costs. In addition, warranty, incoming shipping and handling and inspection and repair costs are also included within costs of goods sold. Reductions in the cost of inventory to its net realizable value are also a component of cost of goods sold.

Selling, General, and Administrative

Selling, general, and administrative consist of payroll and related personnel expenses, IT and office services, office rent expense and professional services. In addition, self-insurance, advertising, research and development, outgoing shipping costs, pre-production and start-up costs are also included within selling, general, and administrative. The Company expects to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations and other professional services.

Acquisition and Restructuring Costs

Acquisition and restructuring costs consist of professional fees for legal, accounting, consulting, administrative, and other professional services directly attributable to potential acquisitions. In addition, operational restructuring costs are included within this classification.

Related Party Acquisition and Management Fee Costs

Related party acquisition and management fee costs consist of fees paid to the Company’s historical private equity sponsor pursuant to a management services agreement for management services and consulting services directly attributable to potential acquisitions. Upon the Closing of the Business Combination, the management services agreement with our private equity sponsor was terminated.

Interest Expense

Interest expense consists of interest due on the indebtedness under our credit facilities. On November 18, 2021, the Company entered into a new credit facility with a syndicate of lenders and Wells Fargo Bank, N.A., as administrative agent for the lenders, letter of credit issuer and swing line lender (the “Credit Agreement”). The financing consists of a seven-year $600 million first-lien term loan, a five-year $125 million revolving credit facility, and a $100 million delayed draw term loan. As of December 31, 2021, $655.0 million was outstanding under the Credit Agreement. Interest is based on LIBOR or the prime rate, plus the applicable margin rate.

Results of Operations

Year Ended December 31, 2021 Compared With Year Ended December 31, 2020

The table below presents Holley’s results of operations for the years ended December 31, 2021 and 2020:

	For the years ended		Change
	December 31, 2021	December 31, 2020	$	%
Net sales	$692,847	$504,179	$188,668	37.4%
Cost of goods sold	406,040	295,935	110,105	37.2%

Gross profit	286,807	208,244	78,563	37.7%
Selling, general, and administrative	116,793	70,875	45,918	64.8%
Research and development costs	28,280	23,483	4,797	20.4%
Amortization of intangible assets	13,999	11,082	2,917	26.3%
Acquisition and restructuring costs	23,668	9,743	13,925	142.9%
Related party acquisition and management fee costs	25,789	6,089	19,700	323.5%
Other operating expense	755	1,517	(762)	(50.2%)

Operating income	77,523	85,455	(7,932)	(9.3%)
Change in fair value of warrant liability	32,580	—	32,580	n/a
Change in fair value of earn-out liability	8,875	—	8,875	n/a
Loss on early extinguishment of debt	13,650	—	13,650	n/a
Interest expense	39,128	43,772	(4,644)	(10.6%)

Income (loss) before income taxes	(16,710)	41,683	(58,393)	n/a
Income tax expense	10,429	8,826	1,603	18.2%

Net income (loss)	(27,139)	32,857	(59,996)	n/a
Foreign currency translation adjustment	30	16	14	87.5%
Pension liability loss	388	(293)	681	n/a

Total comprehensive income (loss)	$(26,721)	$32,580	$(59,301)	n/a

Net Sales

Net sales for the year ended December 31, 2021 increased $188.6 million, or 37.4%, to $692.8 million compared to $504.2 million for the year ended December 31, 2020. Non-comparable sales associated with acquisitions contributed $116.4 million or 23.1% of year-over-year growth. The remainder of the increase was driven by a $37.3 million, or 25.1%, increase in electronic systems products sold and a $18.4 million, or 18.1%, increase in mechanical systems products sold .

Cost of Goods Sold

Cost of goods sold for year ended December 31, 2021 increased $110.1 million, or 37.2%, to $406.0 million compared to $295.9 million for the year ended December 31, 2020. The increase in cost of goods sold during the year ended December 31, 2021 was in line with a corresponding increase in product sales during such period.

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2021 increased $78.5 million, or 37.7%, to $286.8 million compared to $208.3 million for the year ended December 31, 2020. The increase in gross profit was driven by the increase in sales. Gross margin for the year ended December 31, 2021 was 41.4% compared to a gross margin of 41.3% for the year ended December 31, 2020.

Selling, General and Administrative

Selling, general and administrative costs for the year ended December 31, 2021 increased $45.9 million, or 64.8%, to $116.8 million compared to $70.9 million for the year ended December 31, 2020. When expressed as a percentage of sales, selling, general and administrative costs increased to 16.9% of sales for the year ended December 31, 2021 compared to 14.1% of sales in 2020. Recent acquisitions accounted for $18.5 million of the increase in selling, general and administrative costs. The increase in costs was also driven by a $4.5 million increase in compensation expense related to equity awards, a $5.4 million increase in outbound shipping costs related to higher sales and domestic supply chain pressure, and a $5.9 million increase in professional fees, primarily due to the Business Combination and as a result of becoming a public company.

Research and Development Costs

Research and development costs for the year ended December 31, 2021 increased $4.8 million, or 20.4%, to $28.3 million compared to $23.5 million for the year ended December 31, 2020. The increase in research and development costs was primarily due to headcount investments as we continue to pursue product innovation and new products.

Amortization of Intangible Assets

Amortization of intangible assets for the year ended December 31, 2021 increased $2.9 million, or 26.3%, to $14.0 million compared to $11.1 million for the year ended December 31, 2020 due to recent acquisitions.

Acquisition and Restructuring Costs

Acquisition and restructuring costs for the year ended December 31, 2021 increased $14.0 million to $23.7 million, which includes $17.2 million in contingent consideration related to the Simpson acquisition, $4.8 million in professional fees associated with the eight acquisitions completed in 2021, and $1.4 million of restructuring costs related to recent acquisitions. Acquisition and restructuring costs for the year ended December 31, 2020 were $9.7 million, which includes $2.3 million in professional fees associated with the Simpson, Drake and Detroit Speed acquisitions completed in 2020 and $3.2 million in restructuring costs incurred with the move of the West Sacramento, CA operations to our Bowling Green, KY facilities.

Related Party Acquisition and Management Fees

Related party acquisition and management fees for the year ended December 31, 2021 were $25.8 million, of which $23.3 million represents a fee paid upon the Closing of the Business Combination. Related party acquisition and management fees for the year ended December 31, 2020 were $6.1 million, which includes $4.2 million in management fees paid to the Company’s former private equity sponsor and $1.9 million that was attributable to the Drake and Simpson acquisitions,

Operating Income

As a result of factors described above, operating income for the year ended December 31, 2021 decreased $8.0 million, or 9.3%, to $77.5 million compared to $85.5 million for the year ended December 31, 2020.

Change in Fair Value of Warrant Liability

For the year ended December 31, 2021 we recognized a loss of $32.6 million from the change in fair value of the warrant liability. The warrant liability reflects the fair value of the warrants issued in connection with the Business Combination.

Change in Fair Value of Earn-Out Liability

For the year ended December 31, 2021 we recognized a loss of $8.9 million from the change in fair value of the earn-out liability. The earn-out liability reflects the fair value of the earn-out shares resulting from the Business Combination.

Loss on Early Extinguishment of Debt

For the year ended December 31, 2021 we recognized a $13.6 million loss on the early extinguishment of debt. The extinguishment loss includes a write off of $12.2 million in unamortized debt issuance costs associated with our previous first lien and second lien notes due to the refinancing of our previous credit facility (refer to Note 6 - Debt for further discussion). Additionally, we wrote off $1.4 million of unamortized debt issuance costs when $100 million of the net proceeds from the Business Combination were used to reduce the outstanding principal balance of our second lien note.

Interest Expense

Interest expense for the year ended December 31, 2021 decreased 4.7 million, or 10.6%, to $39.1 million compared to $43.8 million for the year ended December 31, 2020, due to a lower effective interest rate combine with the favorable impact of the $100 million paydown on our second lien note in July 2021.

Income (Loss) before Income Taxes

As a result of factors described above, we recognized a loss of $(16.7) million before income taxes for the year ended December 31, 2021 compared to income before income taxes of $41.7 million for the year ended December 31, 2020.

Income Tax Expense

We recognized income tax expense of $10.4 million for the year ended December 31, 2021 compared to $8.8 million for the year ended December 31, 2020. We recognized tax expense on a net loss for the year ended December 31, 2021 due to permanent differences resulting from the Business Combination, change in fair value of the warrant and earn-out liabilities, and the adjustment to the Simpson earnout during the period.

Net Income (Loss) and Total Comprehensive Income (Loss)

As a result of factors described above, we recognized a net loss of $(27.1) million for the year ended December 31, 2021 compared to net income of $32.9 million for the year ended December 31, 2020. Additionally, we recognized total comprehensive loss of $(26.7) million for the year ended December 31, 2021 compared to total comprehensive income of $32.6 million for the year ended December 31, 2020. Comprehensive income (loss) includes the effect of foreign currency translation and pension liability adjustments.

Year Ended December 31, 2020 Compared With Year Ended December 31, 2019

The table below presents Holley’s results of operations for the years ended December 31, 2020 and 2019:

	For the years ended		Change
	December 31, 2020	December 31, 2019	$	%
Net sales	$504,179	$368,663	$135,516	36.8%
Cost of goods sold	295,935	219,884	76,051	34.6%

Gross profit	208,244	148,779	59,465	40.0%
Selling, general, and administrative	70,875	62,371	8,504	13.6%
Research and development costs	23,483	20,630	2,853	13.8%
Amortization of intangible assets	11,082	10,456	626	6.0%
Acquisition and restructuring costs	9,743	4,942	4,801	97.1%
Related party acquisition and management fee costs	6,089	3,662	2,427	66.3%
Other income	1,517	644	873	n/a

Operating income	85,455	46,074	39,381	85.5%
Change in fair value of warrant liability	—	—	—	—
Change in fair value of earn-out liability	—	—	—	—
Loss on early extinguishment of debt	—	—	—	—
Interest expense	43,772	50,386	(6,614)	(13.1%)

Income (loss) before income taxes	41,683	(4,312)	45,995	n/a
Income tax expense (benefit)	8,826	(4,873)	13,699	n/a

Net income	32,857	561	32,296	n/a
Foreign currency translation adjustment	16	—	16	n/a
Pension liability loss	(293)	(123)	(170)	138.2%

Total comprehensive income	$32,580	$438	$32,142	n/a

Net Sales

Net sales for the year ended December 31, 2020 increased $135.5 million, or 36.8%, to $504.2 million compared to $368.7 million for the year ended December 31, 2019. The increase in net sales during 2020 was primarily due to a $33.5 million, or 64.3%, increase in EFI products sold, a $20.1 million, or 38.8%, increase in exhaust products sold and a $16.3 million, or 31.4%, increase in ignition products sold. These product lines increased as we continued to see growth in new product introductions.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2020 increased $76.0 million, or 34.6%, to $295.9 million compared to $219.9 million for the year ended December 31, 2019. The increase in cost of goods sold during the year ended December 31, 2020 was in line with a corresponding increase in product sales during such period.

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2020 increased $59.5 million, or 40.0%, to $208.3 million compared to $148.8 million for the year ended December 31, 2019. The increase in gross profit was driven by the increase in sales. Gross margin for the year ended December 31, 2020 was 41.3% compared to a gross margin of 40.4% for the year ended December 31, 2019. The higher gross margin was primarily due to increased fixed cost leverage from increased sales and integration activities.

Selling, General and Administrative

Selling, general and administrative costs for the year ended December 31, 2020 increased $8.5 million, or 13.6%, to $70.9 million compared to $62.4 million for the year ended December 31, 2019. When expressed as a percentage of sales, selling, general and administrative costs decreased to 14.1% of sales for the year ended December 31, 2020 compared to 16.9% of sales in 2019. The increase in costs was driven by a $3.6 million increase in shipping and handling costs related to higher sales and a $2.4 million increase in costs associated with the significant growth in our DTC business as we focused our efforts in growing this business.

Research and Development Costs

Research and development costs for the year ended December 31, 2020 increased $2.9 million, or 13.8%, to $23.5 million compared to $20.6 million for the year ended December 31, 2019. The increase in research and development costs were primarily due to headcount investments of $2.3 million as we continue to pursue product innovation and new products.

Amortization of Intangible Assets

Amortization of intangible assets for the year ended December 31, 2020 increased $0.6 million, or 6.0%, to $11.1 million compared to $10.5 million for the year ended December 31, 2019 due to the full-year amortization of the Range Technologies Inc. acquisition intangible assets.

Acquisition and Restructuring Costs

Acquisition and restructuring costs for the year ended December 31, 2020 increased $4.8 million, or 97.1%, to $9.7 million compared to $4.9 million for the year ended December 31, 2019. The increase was primarily due to $2.3 million in professional fees associated with the Simpson, Drake and Detroit Speed acquisitions completed in 2020 and $3.2 million in restructuring costs incurred with the move of the West Sacramento, CA operations to Bowling Green, KY facilities.

Related Party Acquisition and Management Fees

Related party acquisition and management fees for the year ended December 31, 2020 increased $2.4 million, or 66.3%, to $6.1 million compared to $3.7 million for the year ended December 31, 2019. The increase in costs was due to one-time costs associated with acquisition, integration and restructuring activities. The acquisition costs were primarily attributable to the Drake and Simpson acquisitions.

Operating Income

As a result of factors described above, our operating income increased $39.4 million, or 85.5%, to $85.5 million for the year ended December 31, 2020 compared to $46.1 million for the year ended December 31, 2019.

Interest Expense

Interest expense for the year ended December 31, 2020 decreased $(6.6) million, or (13.1%), to $43.8 million compared to $50.4 million for the year ended December 31, 2019. The decrease was due to lower outstanding debt for much of 2020 and lower interest rates.

Income (Loss) before Income Taxes

As a result of factors described above, we recognized income before income taxes of $41.7 million for the year ended December 31, 2020 compared to a loss before income taxes of $(4.3) million for the year ended December 31, 2019.

Income Tax Expense (Benefit)

Income tax expense was $8.8 million for the year ended December 31, 2020 compared to an income tax benefit of $(4.8) million for the year ended December 31, 2019. The increase in tax expense was due to an increase in income from the growth in sales. The effective tax rates were 21.2% and 113.0% for the years ended December 31, 2020 and 2019, respectively.

Net Income and Total Comprehensive Income

As a result of factors described above, net income increased $32.4 million to $32.9 million for the year ended December 31, 2020 compared to $0.5 million for the year ended December 31, 2019. Additionally, total comprehensive income for the year ended December 31, 2020 increased $32.2 million to $32.6 million compared to $0.4 million for the year ended December 31, 2019. Comprehensive income includes the effect of foreign currency translation and pension liability adjustments.

Non-GAAP Financial Measures

Holley believes EBITDA and Adjusted EBITDA are useful to investors in evaluating the Company’s financial performance. In addition, Holley uses these measures internally to establish forecasts, budgets and operational goals to manage and monitor its business. Holley believes that these non-GAAP financial measures help to depict a more realistic representation of the performance of the underlying business, enabling the Company to evaluate and plan more effectively for the future. Holley believes that investors should have access to the same set of tools that its management uses in analyzing operating results.

Holley defines EBITDA as earnings before (a) interest expense, (b) income taxes and (c) depreciation and amortization. Holley defines Adjusted EBITDA as EBITDA plus (i) notable items that in 2021 consist primarily of the amortization of the fair market value increase in inventory and in 2020 consist primarily of the amortization of the fair market value increase in inventory and a legal settlement, (ii) compensation expense related to equity awards (iii) acquisition and restructuring costs, which for 2021 includes a $17.2 million adjustment due to a change in the fair value of the Simpson acquisition contingent consideration payable, (iv) changes in the fair value of the warrant liability, (v) changes in the fair value of the earn-out liability, (vi) losses from the early extinguishment of debt, (vii) related party acquisition and management fee costs, and (viii) other expenses, which includes losses from disposal of fixed assets and foreign currency transactions. We have included within the definition of Adjusted EBITDA the changes in the fair value of the warrant liability, changes in the fair value of the earn-out liability and losses from the early extinguishment of debt, as management believes such matters, when they occur, do not directly reflect the performance of the underlying business.

EBITDA and Adjusted EBITDA are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. These measures should not be considered as measures of financial performance under GAAP, and the items excluded from or included in these metrics are significant components in understanding and assessing Holley’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP. The following unaudited table presents the reconciliation of net income (loss), the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Net income (loss)	$(27,139)	$32,857	$561
Adjustments:
Depreciation	11,527	7,886	8,827
Amortization of intangible assets	13,999	11,082	10,456
Interest expense	39,128	43,772	50,386
Income tax expense (benefit)	10,429	8,826	(4,873)

EBITDA	47,944	104,423	65,357
Notable items	11,270	3,891	6,742
Equity-based compensation expense	4,963	487	437
Acquisition and restructuring costs	23,668	9,743	4,942
Change in fair value of warrant liability	32,580	—	—
Change in fair value of earn-out liability	8,875	—	—
Loss on early extinguishment of debt	13,650	—	—
Related party acquisition and management fees	25,789	6,089	3,662
Other expense	755	1,517	644

Adjusted EBITDA	$169,494	$126,150	$81,784

Liquidity and Capital Resources

Holley’s primary cash needs are to support working capital, capital expenditures, acquisitions, and debt repayments. The Company has generally financed its historical needs with operating cash flows, capital contributions and borrowings under its credit facilities. These sources of liquidity may be impacted by various factors, including demand for Holley’s products, investments made in acquired businesses, plant and equipment and other capital expenditures, and expenditures on general infrastructure and information technology.

As of December 31, 2021, the Company had cash of $36.3 million and availability of $98.8 million under its revolving credit facility. The Company has a senior secured revolving credit facility with $125 million in borrowing capacity. As of December 31, 2021, $25 million was outstanding under the revolving credit facility. The Company also had $1.2 million of outstanding letters of credit as of December 31, 2021.

The Company is obligated under various operating leases for facilities, equipment and automobiles with estimated lease payments of approximately $8.5 million in fiscal year 2022. See Note 14, “Lease Commitments” in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for additional information related to the Company’s lease obligations.

Holley’s capital expenditures are primarily related to ongoing maintenance and improvements, including investments related to upgrading and maintaining our information technology systems, tooling for new products, vehicles for product development, and machinery and equipment for operations. We expect capital expenditures in the range of $14 million to $16 million in fiscal year 2022.

See Note 6, “Debt” in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for further detail of our credit facility and the timing of principal maturities. As of December 31, 2021, based on the then current weighted average interest rate of 4.5%, expected interest payments associated with outstanding debt totaled approximately $30 million for fiscal year 2022.

The Company believes that its cash on hand, cash from operations and borrowings available under its revolving credit facility will be sufficient to satisfy its liquidity needs and capital expenditure requirements for at least the next twelve months.

Cash Flows

The following table provides a summary of cash flows from operating, investing, and financing activities for the periods presented:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Cash provided by operating activities	$21,583	$88,413	$9,418
Cash used in investing activities	(134,089)	(165,618)	(14,479)
Cash provided by financing activities	77,157	140,544	2,433

Net increase (decrease) in cash and cash equivalents	$(35,349)	$63,339	$(2,628)

Year Ended December 31, 2021 Compared With Year Ended December 31, 2020

Operating Activities. Cash provided by operating activities for the year ended December 31, 2021 was $21.6 million compared to cash provided by operating activities of $88.4 million for the year ended December 31, 2020. Cash provided by accounts receivable, accrued liabilities, and accounts payable increased by $11.8 million, $9.2 million, and $0.3 million, respectively. Offsetting these increases were decreases in cash provided by inventory, and prepaids and other current assets, of $67.1 million and $15.3 million, respectively. The changes in accounts receivable, accounts payable, and inventory reflect the growth in the business in 2021.

Investing Activities. Cash used in investing activities for the year ended December 31, 2021 was $134.1 million, primarily relating to acquisitions of $119.2 million and capital expenditures of $15.2 million. For the year ended December 31, 2020, cash used in investing activities was $165.6 million, primarily relating to acquisitions of $156.8 million and capital expenditures of $9.4 million.

Financing Activities. Cash provided by financing activities for the year ended December 31, 2021 was $77.2 million, which included $630.0 million from proceeds of long-term debt, $132.3 million in cash received due to the recapitalization, and $25.0 million in net borrowings under the revolving credit agreement, largely offset by $687.5 million in principal payments on long-term debt, $13.4 million in deferred financing fees, and $9.2 million in payment of contingent consideration on acquisitions. Cash provided by financing activities for the year ended December 31, 2020 was $140.5 million, comprised of $170.0 million from proceeds of long-term debt, partially offset by net payments of $20.5 million under the revolving credit agreement, principal payments on long-term debt of $4.1 million, and $4.7 million in deferred financing fees.

Working Capital. Holley’s working capital as of December 31, 2021 was $199.9 million, compared to $176.0 million as of December 31, 2020. For the year ended December 31, 2021, inventories increased by $51.1 million, prepaid and other current assets increased by $13.9 million, while acquisition contingent consideration payable decreased by $9.2 million. Offsetting these items were a decrease in Holley’s cash balance of $35.3 million and an increase in accounts payable of $11.1 million.

Year Ended December 31, 2020 Compared With Year Ended December 31, 2019

Operating Activities. Cash provided by operating activities for the year ended December 31, 2020 was $88.4 million compared to cash provided by operating activities of $9.4 million during the year ended December 31, 2019. The year-over-year increase was primarily due to a net increase in non-cash items of $19.6 million, an increase in net income of $32.3 million and cash provided by inventory of $25.0 million. Cash provided by increases in accrued liabilities and accounts payable increased by $0.9 million and $8.2 million, respectively. Offsetting these increases were a decrease in cash provided by accounts receivable of $13.5 million. The changes in accounts receivable, inventory and accounts payable reflect the growth in the business in 2020.

Investing Activities. Cash used in investing activities for the year ended December 31, 2020 was $165.6 million, primarily relating to acquisitions of $156.8 million and capital expenditures of $9.4 million. For the year ended December 31, 2019, cash used in investing activities was $14.5 million, primarily relating to capital expenditures of $7.4 million and acquisitions of $5.9 million.

Financing Activities. Cash provided by financing activities for the year ended December 31, 2020 was $140.5 million, comprised of $170.0 million from proceeds of long-term debt, partially offset by net payments of $20.5 million under the revolving credit agreement, principal payments on long-term debt of $4.1 million, and $4.7 million in deferred financing fees. Cash provided by financing activities for the year ended December 31, 2019 was $2.4 million, primarily comprised of cash inflows of $6.5 million related to borrowings under the revolving credit agreement, offset by cash outflows of $3.8 million related to principal payments on long-term debt.

Working Capital. Holley’s working capital as of December 31, 2020 was $176.0 million, compared to $117.3 million as of December 31, 2019. For the year ended December 31, 2020, Holley’s cash balance increased by $63.3 million, accounts receivable increased by $18.0 million and inventories increased by $11.9 million. Offsetting these items were increases in accounts payable of $14.1 million, accrued liabilities of $9.0 million and acquisition contingent consideration payable of $9.2 million.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgements and assumptions that affect the reported amounts of assets, liabilities, sales, expenses and related disclosures. We evaluate our estimates, judgements and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates. We believe that the assumptions, judgements and estimates associated with the following have the greatest potential impact on, and are critical to the understanding of, our results of operations: inventory reserve and the fair value of assets and liabilities acquired in the Business Combination and acquisitions. For further information see Note 1, “Description of the Business, Basis of Presentation, and Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

Inventory Reserve

The Company’s inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances. See Part IV, Item 15 in this prospectus for additional information related to the Company’s inventory valuation reserve.

We regularly monitor inventory quantities on hand and on order and record write-downs for excess and obsolete inventories based on our estimate of the demand for our products, potential obsolescence of technology, product life cycles, and when pricing trends or forecast indicate that the carrying value of inventory exceeds our estimated selling price. These factors are affected by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. Actual demand may differ from forecasted demand and may have a material effect on our gross margin. If inventory is written down, a new cost basis will be established that cannot be increased in future periods.

Fair Value of Acquired Assets and Liabilities

Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values and the values of assets in use, and often requires the application of significant judgment regarding estimates and assumptions. The same applies to assigning fair market values to the liabilities assumed in the Business Combination at the date of the transaction and at each reporting date thereafter. While the ultimate responsibility resides with management, for certain acquisitions the Company retains the services of certified valuation specialists to assist with assigning estimated values to certain acquired assets and assumed liabilities, including intangible assets, tangible long-lived assets, and liabilities assumed in the Business Combination. Acquired intangible assets, excluding goodwill, are valued using various methodologies including discounted cash flows, relief from royalty, and multiperiod excess earnings depending on the type of intangible asset purchased. These methodologies incorporate various estimates and assumptions, such as projected revenue growth rates, profit margins and forecasted cash flows based on discount rates and terminal growth rates. The Company uses a Monte Carlo simulation model to estimate the fair value of its private warrants and earn-out liability assumed in the Business Combination, which requires certain subjective inputs and assumptions, including expected common stock price volatility, expected term, and risk-free interest rates. These estimates and assumptions could vary significantly, which could result in material differences in the fair values assigned to the assets and liabilities. See Note 2, “Business Combination and Acquisitions” in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for additional information related to the Company’s assets and liabilities measured at fair value.

Recent Accounting Pronouncements

For a discussion of Holley’s new or recently adopted accounting pronouncements, see Note 1, “Description of the Business, Basis of Presentation, and Summary of Significant Accounting Policies,” in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Holley is exposed to market risk in the normal course of business due to the Company’s ongoing investing and financing activities. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. Holley has established policies and procedures governing the Company’s management of market risks and the use of financial instruments to manage exposure to such risks. The Company generally does not hedge its interest rate exposure. The Company had $658.8 million of debt outstanding as of December 31, 2021. A hypothetical 100 basis point increase or decrease in interest rates would result in an approximately $6.6 million change to Holley’s annual interest expense.

Credit and other Risks. Holley is exposed to credit risk associated with cash and cash equivalents and trade receivables. As of December 31, 2021, the majority the Company’s cash and cash equivalents consisted of cash balances in non-interest bearing checking accounts which exceed the insurance coverage provided on such deposits. Substantially all trade receivable balances of the business are unsecured. The credit risk with respect to trade receivables is concentrated by the number of significant customers that the Company has in its customer base and a prolonged economic downturn could increase exposure to credit risk on the Company’s trade receivables. To manage exposure to such risks, Holley performs ongoing credit evaluations of the Company’s customers and maintains an allowance for potential credit losses.

Exchange Rate Sensitivity. As of December 31, 2021, the Company is exposed to changes in foreign currency exchange rates. While historically this exposure to changes in foreign currency exchange rates has not had a material effect on the Company’s financial condition or results of operations, foreign currency fluctuations could have an adverse effect on business and results of operations in the future. Historically, Holley’s primary exposure has been related to transactions denominated in the Euros and Canadian dollars. The majority of the Company’s sales, both domestically and internationally, are denominated in U.S. Dollars. Historically, the majority of the Company’s expenses have also been in U.S. Dollars and we have been somewhat insulated from currency fluctuations. However, Holley may be exposed to greater exchange rate sensitivity in the future. Currently, the Company does not hedge foreign currency exposure; however, the Company may consider strategies to mitigate foreign currency exposure in the future if deemed necessary.

BUSINESS

Overview

Founded in 1903, Holley has been a part of the automotive industry for well over a century. Holley Intermediate was incorporated in Delaware on September 12, 2018, as the holding company of the various operating entities that then comprised the Holley business. We are a designer, marketer, and manufacturer of high performance automotive aftermarket products serving car and truck enthusiasts. Our products span a number of automotive platforms and are sold across multiple channels. We attribute a major component of our success to our brands, including “Holley”, “APR”, “MSD” and “Flowmaster”, among others. In addition, we have recently added to our brand lineup through a series of strategic acquisitions, including our 2020 acquisitions of Simpson, Drake and Detroit Speed and our 2021 acquisitions of AEM, Finspeed, Classic Instruments, ADS, Baer, Brothers, Rocket, and Speartech. Through these strategic acquisitions, we have increased our market position in the otherwise highly fragmented performance automotive aftermarket industry.

Our vision is to be the most compelling and inclusive platform for automotive enthusiasts, to inspire and support enthusiasts’ transition to cleaner, more sustainable technologies, and to further accelerate the automotive lifestyle. Our aim is to provide a platform where automotive enthusiasts can purchase aftermarket autoparts for both old model restorations and new vehicle enhancements. We believe our consumers are enthusiastic and passionate about the performance and the personalization of their classic and modern cars. We aim to provide the products and service they need to pursue that passion. We will continue to drive growth and value for our shareholders through our key strategies:

Innovation is at the core of our business and growth strategy. Our team of over 150 in-house product engineers, many of whom are enthusiasts themselves, leverage their understanding of the automotive enthusiasts and the performance automotive aftermarket to develop products that we believe consumers desire. This approach has driven the expansion of the types of products we offer and the car models to which they can be applied. Over the past several years, our DTC and digital capabilities have been core drivers of our positive sales growth. For the year ended December 31, 2021, we generated through our DTC channel approximately $117 million in gross sales.

While we believe our business is positioned for continued organic growth, we intend to continue evaluating opportunities for strategic acquisitions to complement our current business and expand our addressable target market. Between 2014 and the end of 2021 we completed 16 acquisitions that have contributed meaningful sales and earnings growth, added new product categories and brands and have increased our market position in the performance automotive aftermarket industry. We believe that future accretive acquisitions will provide long-term value creation opportunities by increasing our market penetration through expanded product offerings and allowing us to become a single source for an array of automotive performance aftermarket product in what we believe is an otherwise highly fragmented industry.

Finally, since 2018 we have maintained strong profitability and sales growth. For the years ended December 31, 2020 and 2021, on a pro forma basis after giving effect to our acquisitions of Baer, Brothers and AEM, Drake, Simpson, and Detroit Speed, as if each had occurred on January 1, 2020, we generated net sales of $632 million and $727 million, respectively. The chart below highlights our GAAP net income, GAAP net sales, EBITDA and adjusted EBITDA for the years ended December 31, 2019, 2020 and 2021 on an actual basis. We provide a detailed description of EBITDA and adjusted EBITDA and how we use these non-GAAP measures, including a reconciliation of adjusted EBITDA to GAAP net income and a reconciliation of adjusted EBITDA to GAAP net sales, under the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures.”

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Net income (loss)	$(27,139)	$32,857	$561
Net sales	692,847	504,179	368,663
EBITDA	47,944	104,423	65,357
Adjusted EBITDA	169,494	126,150	81,784

We believe our strategic combination with Empower and our enhanced access to capital as a public company will position us to continue growing our topline and increasing our enthusiast consumer base.

Market Overview

We operate in the performance automotive aftermarket parts industry. We believe there is ample opportunity to continue our expansion into new products and markets such as exterior accessories and mobile electronics, representing a natural progression for us to grow market share as these adjacencies are driven by passionate enthusiasts, consistent with our core categories. See also “Risk Factors—Risks Relating to Holley’s Business and Industry—If the Company is unable to successfully design, develop and market new products, the Company business may be harmed” for a discussion of the risks related to the Company’s new product development.

We group our competitors based on product offerings as follows: multi-product category providers, single product category providers, E-tailer private label providers and niche custom manufacturing shops. Our largest competitor in the multi-product category space is Edelbrock. Competitors in the single-product category space include Pertonix, FiTech and K&N, each of whom specializes in a single product category. Our competitive advantage over these market participants is the breadth of products we offer our consumers and resellers. E-tailer private label providers include our E-tailer resellers such as Summit and JEGS. These market participants sell other manufacturers’ products, but also compete with our DTC channel in select product categories such as fuel delivery, plumbing and accessories. These market participants offer a one-stop-shop for all aftermarket parts and offer multiple brands for consumers to purchase. The final set of competitors are niche manufacturing shops that are smaller shops typically focused on fully customizing a specific make or model of a car. These market participants offer a high level of customization and do-it-for-me service for enthusiasts.

Our Strengths

Brand Portfolio

Our portfolio of over 60 brands covers an array of product categories and car models. With our 119-year operating history, we believe our brands are deeply engrained in car culture. We believe the popularity of our brands is the result of consistently delivering high quality, innovative products that resonate with our enthusiast consumers. Our brands have allowed us to build direct, trusted and long-lasting relationships with our consumers and resellers.

Legacy of Product Innovation

We offer our enthusiast consumers a comprehensive suite of performance automotive aftermarket products to meet a wide range of needs. We are continuously innovating and evolving our product offerings to meet ever-changing consumer needs. We invest heavily in developing new products, spending an average of $18 million per year on research and development since 2016. New products are the lifeblood of our business with approximately 35% of our 2021 sales coming from products introduced by us into the market since 2016. In addition, we introduced over 1,300 new products during 2021 out of approximately 40,000 total stock-keeping units offered, which accounted for approximately 3% of our 2021 sales. We believe our product development capabilities will enable us to create sustainable long-term growth and margin enhancements for our business.

We have a history of developing innovative products, including new products in existing product families, product line expansions, and accessories, as well as products that bring us into new categories. We have thoughtfully expanded our product portfolio over time to adapt to consumer needs. We expand our existing product families and enter new product categories by creating solutions grounded in our expert insights and relevant market knowledge. We believe we have a meaningful runway across our target product categories and product vintages and we are well positioned for future growth by expanding in categories that present opportunities for further market penetration in the EFI and Powertrain Conversion Systems markets. We believe there are also opportunities to capitalize on newly entered categories like Performance & Appearance Packages, Wheels & Tires, and Performance Suspension.

Proven Acquisition Platform

We maintain a highly disciplined and focused approach to M&A and have experience sourcing, executing and integrating value-enhancing acquisitions in a highly fragmented market. From 2014 to the end of 2021, we completed 16 accretive acquisitions that have contributed meaningful sales and earnings growth, added new product categories and brands and have increased our market position in the otherwise highly fragmented performance automotive aftermarket industry. We believe our highly scalable operational platform enables us to efficiently and effectively integrate acquired businesses into our operations and realize cost savings opportunities as well as revenue and distribution increases.

We have historically used strategic acquisitions to (i) expand our brand portfolio, (ii) enter new product categories and consumer segments, (iii) increase DTC scale and connection, (iv) expand share in current product categories and (v) realize value-enhancing revenue and cost synergies. We believe our track record of recent acquisitions is indicative of our ability to make both transformational acquisitions, such as the acquisitions of MSD in 2015 and Driven Performance Brands in 2018, as well as strategic bolt-ons such as the recent acquisitions of Drake, Simpson and Detroit Speed in 2020 and AEM, Finspeed, Classic Instruments, ADS, Baer, Brothers, Rocket, and Speartech in 2021.

Digital and DTC Opportunity with Omni-Channel Distribution

We have a diverse omni-channel distribution strategy led by our growing DTC channel. Our omni-channel model enables us to reach our consumers through DTC, E-tailer, warehouse distributor, traditional retailer, and jobber/installer channels. We have mutually beneficial relationships with our resellers and are able to maintain strong pricing discipline across our channels with strict conformance to minimum advertised pricing.

Consumers are increasingly meeting us online through our DTC channel. Our DTC channel provides consumers full access to all of our brands, our unique branded content and our full product assortment. We have turned Holley.com into our primary hub for consumer communication and continue to add features and brands that make it an increasingly attractive digital destination for our consumers. Our DTC channel enables us to directly interact with our customers, more effectively control our brand experience, better understand consumer behavior and preferences, and offer exclusive products, content, and customization capabilities. We believe our control over our DTC channel provides our customers with quality brand engagement and further builds customer loyalty, while generating attractive margins.

Flexible Operating Model

We run a flexible, sourcing model with a mix of global sourcing and in-house manufacturing. Our best value sourcing model decisions are based on a mix of cost, quality and service. We have a diverse global supplier base and no material supplier concentration. Our efficient sourcing model enables strong gross margins and cash conversion.

We believe there is an adequate supply of raw materials and key components; however, there can be no assurance over the long term that the availability of materials and components or increases in commodity prices will not materially affect our business or results of operations. Ongoing supply chain disruptions, resulting in supply shortages and higher shipping charges, have and could continue to impact our ability to maintain supplies of products and the costs associated with obtaining raw materials and key components.

Experienced Team with a Track Record of Execution

Members of our senior management team, led by CEO Tom Tomlinson, have extensive experience in creating solutions that help brands succeed in the performance automotive aftermarket. In addition, many members of our management team and many of our employees are enthusiast consumers themselves, which further extends their knowledge of, and expertise in, our products and end-markets. We believe Holley’s consumer-oriented culture inspires and encourages innovation and helps us attract, retain and motivate employees.

Growth Strategies

Continuous New Product Development

Innovation, including new product development, is a key component of our growth strategy. In our experience, our enthusiast consumers continuously crave new products that allow them to improve the performance, functionality and appearance of their vehicles. New products allow us to increase market share in existing categories, extend into adjacent categories, capture new enthusiast consumers and extend or further penetrate new vehicle platforms. In the case of EFI, we have also created new segments of the market through innovation. New products also provide consumers with a reason to upgrade their existing parts. The ability to develop products that meet the evolving needs of our enthusiast consumers and the vehicles they are passionate about is a key competitive advantage of Holley. We have made significant investments in our new product development capabilities, including both capital equipment and engineering talent. Our new product development team is comprised of over 150 engineers dedicated to developing new products.

Positioned for Growth in the Emerging Performance Electronic Vehicle Segment

Electric vehicles present an exciting growth opportunity for us. We are dedicated to developing products that allow our enthusiast consumers to personalize and elevate the performance of their vehicles and have invested significant resources in product development for electric vehicles. The products we are developing will be issued in two categories:

•

Performance products for existing electric vehicles. These products will allow consumers to personalize or increase the performance and functionality of vehicles that came from the factory with an electric drivetrain.

•	Electric drivetrain conversion products. These products will enable consumers to retrofit an electric drivetrain into a vehicle that came from the factory with an internal combustion engine.

Accelerate Growth Through Continued M&A

We maintain a robust M&A pipeline and we believe that our scalable business platform, relationships with our distribution and channel partners, strong loyalty of our growing consumer base, experienced management team and board of directors, and strong cash generation position us to continue to acquire and integrate value- enhancing acquisitions. Our strong existing platform in the enthusiast performance automotive aftermarket creates a large and highly fragmented addressable market with a broad set of potential acquisition targets. We believe our scale, management team and board’s experience with integration, together with access to capital, will allow us pursue both small and large future acquisitions and create value through integration.

Engage with Our Consumers and Expand DTC Sales

We are focused on deepening our engagement with our enthusiast consumers. We have multiple touch points in our consumer ecosystem, ranging from social media to our website, to our knowledgeable phone technical sales advisors, to our in-person enthusiast events. Our focus is to reach and engage consumers both online and in person. We have a strong digital focus that is complemented by an experiential strategy. Our consumer comes first in everything we do and we expect to continue the meaningful investment we have made in our community.

We intend to continue to drive direct sales to our enthusiast consumers primarily through our Holley.com website, our primary hub for consumer engagement. Engagement on our website has increased meaningfully, with 20.5 million web sessions in 2021, up 17% from 2020 and 74% from 2019. We recently launched a new content marketing initiative called MotorLife within Holley.com. MotorLife is a digital publication and since its launch, we have seen an improvement in web traffic as well as improvement in crucial search rankings for high priority keywords. As our online presence expands, we will continue to focus on increasingly building personalized experiences for our consumers, which will both deepen our consumer engagement and drive additional sales.

Our in-person events include multiple fests that we hold for our consumers. These are action-packed events that drive authentic connections with enthusiasts designed to create brand ambassadors and drive loyalty. We host five annual enthusiast events (LS Fest East, LS Fest West, Ford Fest, MoParty, and High Voltage) throughout the year that are rooted in popular engine and car platforms. We launched our first Electric Vehicle event, Holley High Voltage Experience, in November 2021. These events drive extensive media coverage including substantial impressions on YouTube, Instagram and other social media platforms.

Brands

We have a strong portfolio of brands covering various product categories. Our portfolio consists of over 60 brands spanning across 30 product categories. Our top seven brands generated 74% of our sales in 2021.

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Holley EFI: Currently our largest brand and represented 16% of our sales for 2021. Our Holley EFI brand focuses on electronic fuel injection technology and showcases our new product development engine. This was our fastest growing category in 2021 based on organic sales growth.

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Holley: Currently our second largest brand and represented 14% of our sales for 2021. The Holley brand resonates with consumers as the majority of automotive enthusiast consumers recognize the Holley brand. Holley offers a variety of products across multiple categories but traces its roots back to carburetors which originally made the brand famous with automotive enthusiasts.

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MSD: Currently our third leading brand and represented 10% of our sales for 2021. MSD has historically been focused on production of ignition products but today has been more focused on developing electronics for the powertrain category.

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Simpson: Currently our fourth leading brand and represented 9% of our sales for 2021. Simpson was acquired in 2020 and has focused on motorsport safety products including helmets, head and neck restraints, seat belts and firesuits.

•	Powerteq: Currently our fifth leading brand and represented 9% of our sales for 2021. Powerteq is focused on exhaust, intakes, drivetrain and engine tuning products and accessories.

•	Accel: Currently our sixth largest brand and represented 8% of our sales in 2021. Accel is focused on performance fuel and ignition systems.

•	Flowmaster: Currently our seventh largest brand and represented 8% of our sales in 2021. Flowmaster’s main focus is on developing exhaust products.

We believe the popularity of our brands is the result of consistently delivering high quality, innovative products that resonate with our enthusiast consumers. Our brands have allowed us to build direct, trusted and long-lasting relationships with our consumers and resellers.

Our top seven brands all experienced sales growth between 2020 and 2021 and we expect to continue our growth in these brands through new product development. We believe our continued marketing effort will support the continued growth of these brands moving forward.

Products

We produce a broad range of performance automotive aftermarket parts for passenger vehicles. Our product categories include EFI, ignition, software and electronic tuning, exhaust, carburetors, drivetrain, fuel pumps, accessories, intakes, plumbing, chemicals, cooling, NOS, forced induction, other, wheels, cold air intake, suspension, safety solutions and off-road.

We are able to offer a broad suite of products and act as a one-stop shop for our resellers and consumers, which we believe gives us a competitive advantage compared to our industry peers. We have thoughtfully grown our product portfolio and will continue to expand our product offerings that aim to provide solutions for all enthusiasts’ needs.

Marketing

We reach and engage our consumers where they participate in the performance automotive aftermarket – online and in person. Our marketing strategy is centered on strong brand equity, leading new product innovation capabilities and delivering consistently high-quality products. In 2021, we spent approximately $10 million (or approximately 1% of our 2021 annual gross sales) on marketing and advertising. Going forward, consistent with our value creation strategies, we intend to meaningfully increase investments in direct consumer marketing and advertising as well as refocus our current mix of spending towards activities believed to generate the highest return on investment. We believe these strategies will have a meaningfully positive impact across our brand portfolio and will result in the continuation of net sales growth.

In recent years, we have shifted our marketing efforts towards digital advertising and have increased investments in consumer engagement directly via digital and social media platforms and campaigns. Additionally, since mid-2020 we increased resources focused on expanding our e-commerce and digital platforms. These efforts have included turning Holley.com into a destination for automotive enthusiasts and launching MotorLife, our internal digital publication that is available to the public on our website. As a result, we experienced a significant increase in social media and online engagement during 2020 that has continued to grow in 2021. Continued expansion of and investment in digital and social media are expected in the future, including focusing on strategies to grow the high margin DTC channel.

We have also spent significant time and effort in creating engaging in-person events. These events focus on creating memorable experiences for enthusiast consumers and encourage consumers to be among other enthusiasts, celebrate car culture, build community and enjoy their vehicles. Since 2015, our events have grown in total annual attendance from 14,000 to 77,000 in 2021. We currently host five annual self-funding events (LS

Fest East, LS Fest West, Ford Fest, MoParty, and High Voltage) throughout the year that are rooted in popular engine and car platforms. We launched our first Electric Vehicle event, Holley High Voltage Experience, in November 2021.

Resellers

We have historically sold the majority of our products through resellers who purchase our products and resell them through various channels. These resellers consist of E-tailers, warehouse distributors, traditional retailers, and jobber/installers with (i) E-tailers and warehouse distributors accounting for 59% of our sales in 2021, (ii) our top ten resellers accounting for 42% of our sales in 2021, with our largest reseller making up 19% of our sales in 2021, and (iii) the top ten accounts growing 14% from 2020 to 2021.

We have established mutually beneficial and long-term relationships with our resellers. We believe resellers benefit from our broad suite of product offerings that they can leverage to meet consumer demand across multiple product categories. Based on the value that we offer to our resellers, we are able to operate with pricing discipline that supports the value of our products in the marketplace and buttresses our profit margins. We believe our approach to pricing allows us to better understand consumer demand and identify what our end consumers are buying.

Competition

The performance automotive aftermarket parts industry in the United States is large and highly fragmented. In addition, we have seen consistent growth within the automotive aftermarket parts industry over the last two decades. Products in the performance automotive aftermarket parts industry range from functional products that enhance vehicle performance to products that improve safety, stability, handling and appearance.

Our core competitive set is comprised of four primary types of competitors with fragmentation across the majority of our major product categories:

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Multi-product category providers: legacy brands with coverage across multiple performance aftermarket products with multiple brands often under one banner and built through acquisition. We are one of the largest multi-product category brands in the performance automotive aftermarket based on gross sales.

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Single-product category providers: established companies focused on one product category in the market primarily selling via resellers. Single-product category providers generally offer either lower priced products or higher-quality products focused within one product category.

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E-Tailer Private Labels: traditional online resellers sell other manufactured products and offer private label products, often at a lower price point. E-tailer private labels generally occupy the value end of the market and have a greater presence in less engineered categories with less product-specific brand strength.

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Niche custom manufacturers: while not our core competitors, smaller shops typically focus on fully customizing specific make or model vehicles. Niche custom manufacturers are typically local or regionally focused, and some also may resell customized products from other manufactured brands.

We believe the following factors distinguish Holley from its competitors:

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Brand that resonates with enthusiasts: we actively engage enthusiasts at the platform level across multiple channels (e.g. events, digital media, online communities, etc.), creating reference networks for potential consumers.

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Innovative, product development: we invest heavily in product research, innovation and development, and introduce products that meet latest platform and use case-specific needs of our enthusiast consumers.

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Operational ability that enables efficient order execution: we make significant investments in sourcing, manufacturing and distribution excellence, enabling management of multiple product lines while maintaining scale and attractive relative pricing.

•	Differentiated go-to-market strategy: we offer a mix of single product and platform-oriented solutions across DTC and reseller channels, delivering a strong overall consumer experience.

Employees

As of December 31, 2021, we employed 1,721 full-time employees and 137 temporary employees. Our employees are not involved in any labor unions. Approximately 29% of our full-time employees are based primarily in our Bowling Green, KY headquarters.

Many of our employees are automotive enthusiasts themselves. We pride ourselves on having a platform built for enthusiasts by enthusiasts. As of December 2021, we have over 150 enthusiast-focused engineers, many of whom are passionate about cars themselves. We continue to seek out top level talent that will help accomplish our mission and vision moving forward. Our goal is to create an inclusive and safe environment for our employees that keeps them engaged in their work.

Properties

Our corporate headquarters is located at 1801 Russellville Rd, Bowling Green, Kentucky 42101. We own the property and building where our headquarters is located. Our facility is approximately 200,000 square feet and includes approximately 68,500 square feet for corporate office space, 88,300 square feet for manufacturing and approximately 42,100 square feet for product shipment and delivery acceptance.

We have a number of locations across the United States, Canada and Italy that serve multiple functions including distribution, engineering, manufacturing, office space, R&D, and retail sales. We have 17 facilities that perform manufacturing of our products and 16 distribution locations. We also have 15 R&D/Engineering facilities designed to grow our new product innovations.

Regulation

We are subject to a variety of federal, state, local and foreign laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution. These permits are subject to modification, renewal and revocation by issuing authorities. We believe we are in substantial compliance with all material environmental laws and regulations applicable to our plants and operations. Historically, our annual costs of achieving and maintaining compliance with environmental, health and safety requirements have not been material to our financial results.

Increasing global efforts to control emissions of carbon dioxide, methane, ozone, nitrogen oxide and other greenhouse gases and pollutants, as well as the shifting focus of regulatory efforts towards total emissions output, have the potential to impact our facilities, costs, products and customers. The U.S. Environmental Protection Agency (“EPA”) has taken action to control greenhouse gases from certain stationary and mobile sources. In addition, several states have taken steps, such as adoption of cap and trade programs or other regulatory systems, to address greenhouse gases. There have also been international efforts seeking legally binding reductions in emissions of greenhouse gases. These developments and further actions that may be taken in the U.S. and in other countries, states or provinces could affect our operations both positively and negatively (e.g., by affecting the demand for or suitability of some of our products).

We also may be subject to liability as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and similar state or foreign laws for contaminated properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. Such liability may be joint and several so that we may be liable for more than our share of any contamination, and any such liability may be determined without regard to causation or knowledge of contamination. We or our predecessors have been named potentially responsible parties at contaminated sites from time to time. We do not anticipate any potential liability relating to contaminated sites to be material to our financial results.

Intellectual Property

Patents, trademarks, and other proprietary rights are important to the continued success of our business. We own and have licensing arrangements for a number of U.S. and foreign patents, trademarks, and other proprietary rights related to our products and business. We also rely upon continuing technological innovation and licensing opportunities to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including the use of confidentiality and other similar agreements. We do not consider our business to be dependent on any single patent, nor will the expiration of any patent materially affect our business. Our current patents will expire over various periods and we continue to file new patent applications on newly- developed technology. We from time to time become aware of potential infringement of our patent, trademark, or other proprietary rights and we investigate instances of alleged infringement where we believe it is merited and take appropriate actions under applicable intellectual property laws in response to such infringements where we determine it is valuable to do so. Similarly, from time to time we are the subject of intellectual property and other proprietary rights related suits and other litigation.

Seasonality

Holley’s operating results have fluctuated on a quarterly and annual basis in the past and can be expected to continue to fluctuate in the future as a result of a number of factors, some of which are beyond the Company’s control. Traditionally, our sales in the first half of the year are generally higher than in the second half of the year. Due to these factors and others, which may be unknown to the Company at this time, operating results in future periods can be expected to fluctuate. Accordingly, the Company’s historical results of operations may not be indicative of future performance.

Legal Proceedings

From time to time, we may become involved in additional legal proceedings arising in the ordinary course of our business. We have been and continue to be involved in legal proceedings that arise in the ordinary course of business, the outcome of which, if determined adversely to us, could individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

The following table sets forth, as of March 14, 2022, certain information regarding our directors and executive officers who are responsible for overseeing the management of our business.

Name	Age	Position
Matthew Rubel	64	Chairman
Tom Tomlinson	62	Director and Chief Executive Officer
James D. Coady	52	Director
Owen M. Basham	36	Director
Gina Bianchini	49	Director
Ginger M. Jones	57	Director
Michelle Gloeckler	55	Director
Dominic Bardos	57	Chief Financial Officer
Sean Crawford	39	Chief Marketing Officer
Vinod Nimmagadda	29	Executive Vice President, Corporate Development & New Ventures
Terrill M. Rutledge	53	Chief Information Officer
Patrick Lee Pierce	41	Chief Human Resources Officer
Stephen Trussell	54	Vice President, Finance
Jason Richard Bruce	51	Vice President, Business Development

Executive Officers and Directors

Matthew Rubel. Mr. Rubel is Chairman of our board of directors. Prior to the Business Combination, Mr. Rubel served as Empower’s Chief Executive Officer and Chairman since August 2020. Mr. Rubel serves as the Chairman of MidOcean Partners’ Executive Board since joining the firm in 2018, where he leads the Executive Board’s efforts to provide industry insights to MidOcean Partners’ investment teams and portfolio companies.

Mr. Rubel is a renowned retail and brand Chief Executive Officer, having led many successful global brands and businesses. Most recently, Mr. Rubel served as Chief Executive Officer, President, and Board Member of Varsity Brands, a leader in sport, spirit and achievement products, which he strategically focused and integrated. Previously, Mr. Rubel served as Chairman, Chief Executive Officer and President of Collective Brands, Inc., which included Payless ShoeSource, Sperry Topsider, Saucony, Stride Rite and Keds. Prior to Collective Brands, Mr. Rubel was Chairman, Chief Executive Officer and President of Cole Haan LLC, from 1999 to 2005. Prior to Cole Haan, he served in senior management roles at J. Crew Group, Revlon and Murjani International Ltd.

Mr. Rubel has been a director of numerous multinational retail and consumer branded companies. He currently serves as Executive Chairman of MidOcean’s portfolio company KidKraft, and also on the Boards of TreeHouse Foods, The Joint Chiropractic and MidOcean’s portfolio company Image Skincare. He previously was an Independent Director at Hudson’s Bay Company (“HBC”), where he served on the Special Committee for HBC’s going private transaction. Mr. Rubel also served as an Independent Director of HSNi, the holding company of HSN and Cornerstone Brands. In addition, Mr. Rubel served as an Independent Director at SUPERVALU, ELF Cosmetics and Furniture Brands and as an advisor to early stage technology and retail companies, including Celect, Inc., Retail Next, First Insight and AfterPay.

Mr. Rubel has also worked closely as a Senior Advisor with TPG Capital, TPG Growth and Roark Capital. He was a presidential appointee to the White House Advisory Committee for Trade Policy Negotiation from 2010 to 2018. Mr. Rubel holds a Bachelor of Science from Ohio University and an MBA from the University of Miami. Mr. Rubel’s qualifications to serve on our board of directors include his extensive business and management experience, along with his extensive private and public company board and committee experience.

Tom Tomlinson. Mr. Tomlinson has served as President and Chief Executive Officer of Holley and as a member of our Board of Directors since July 2021 and, prior to the Business Combination, previously served as President and Chief Executive Officer of Holley Intermediate since December 2009. Since that time, he and his team have driven significant growth in revenues and earnings by focusing the business on its passionate automotive enthusiast consumers and by developing innovative new products for the cars and trucks they love. Mr. Tomlinson and his team have completed a series of strategic acquisitions which have contributed meaningful sales and earnings growth, added new product categories and brands and have increased Holley’s market position in the otherwise highly fragmented performance automotive aftermarket industry. Prior to assuming the role of President and Chief Executive Officer, Mr. Tomlinson served as Chief Financial Officer since March 2003, during which time he and his team put the initial building blocks in place that have supported the business’s transformation into a profitable and growing business. Mr. Tomlinson is a passionate automotive enthusiast and has been immersed in car culture since childhood. He began his professional career in public accounting where he served a wide variety of businesses with PricewaterhouseCoopers. Mr. Tomlinson holds a bachelor’s degree in accounting and finance from Liberty University. Mr. Tomlinson’s qualifications to serve on our board include his extensive experience operating the Company.

Gina Bianchini. Ms. Bianchini has served as a member of our Board of Directors since October 2020. She currently serves as the Founder and Chief Executive Officer of Mighty Networks, a SaaS platform that helps businesses sell digital memberships, experiences, relationships, and expertise to their members via community, content, online courses, and subscription commerce. Before Mighty Networks, Ms. Bianchini co-founded Ning, a pioneering global platform for creating niche social networks. Under her leadership, Ning grew to approximately 100 million people in 300,000 active social networks across subcultures, professional networks, entertainment, politics, and education, before being acquired in 2010. In addition to Mighty Networks, Ms. Bianchini serves as a member of the Board of Directors for TEGNA, a broadcast and digital media company. She previously served as a member of the Board of Directors for Scripps Networks Interactive Inc., from 2012 until they were acquired in 2018 by Discovery Communications. Ms. Bianchini holds a B.A. degree in Political Science from Stanford University and an MBA from Stanford Graduate School of Business. Ms. Bianchini’s qualifications to serve on our board include her in-depth knowledge and experience in building and operating companies in the digital media and technology sector.

Owen M. Basham. Mr. Basham has served as a member of our Board of Directors since July 2021 and, prior to the Business Combination, previously served as a director of Holley Intermediate since 2018. Mr. Basham is a principal of Sentinel Capital Partners. Prior to joining Sentinel in 2012, he spent two years in the restructuring and special situations group of Macquarie Capital and two years at Nancy Creek Capital, a lower middle market private equity and mezzanine debt firm. Mr. Basham holds a BS in Commerce from the University of Virginia’s McIntire School. He currently serves as a director of Sentinel portfolio companies Altima Dental, Empire Auto Parts, and RefrigiWear. He previously served as a director of Fazoli’s, GSM Outdoors, MB2 Dental, and SONNY’S Enterprises prior to Sentinel’s sale of these businesses. Mr. Basham’s qualifications to serve on our board include his strong strategic leadership, business development and financial skills.

James D. Coady. Mr. Coady has served as a member of our Board of Directors since July 2021 and, prior to the Business Combination, previously served as a director of Holley Intermediate since 2018. Mr. Coady is a partner of Sentinel Capital Partners. Prior to joining Sentinel in 1998, Mr. Coady spent three years as an associate at First Chicago Equity Capital, the private equity division of First Chicago NBD and two years as an analyst at Alex. Brown & Sons. Mr. Coady holds an MBA from Northwestern University’s J.L. Kellogg Graduate School of Business and an AB from Harvard University. He currently serves as a director of Sentinel portfolio companies Cabi, Empire Auto Parts, and Newk’s Eatery. He also served as a director of Chase Doors, Checkers, Colson, Cottman, Engineered Controls, Falcon Holdings, Fasloc, Huddle House, Interim Healthcare, Massage Envy, Metro Dentalcare, Midwest Wholesale, Nivel, NorSun Food Group, Pet Supplies Plus, Quick Weight Loss Centers, RotoMetrics, Southern California Pizza, and Vintage Parts prior to Sentinel’s sale of these businesses.

Mr. Coady’s qualifications to serve on our board include his experience related to private equity and transactional matters and post-acquisition oversight of operational performance at portfolio companies.

Ginger M. Jones. Ms. Jones has served as a member of our Board of Directors since July 2021. Ms. Jones has been a member of the board of directors of Tronox Holdings plc (NYSE: TROX) since April 4, 2018, and currently serves as its audit committee chair and member of the human resources and compensation committee. Since December 2019, Ms. Jones has served as a member of the board of directors of Nordson Corporation (NASDAQ: NDSN), and currently serves on the audit committee. From October 2013 to October 2020, Ms. Jones was a member of the board of directors of Libbey Inc. (NYSE: LBY), where she chaired its audit committee. Prior to her retirement in December 2018, Ms. Jones served as Vice President and Chief Financial Officer of Cooper Tire & Rubber Company (NYSE: CTB) beginning in December 2014 and was promoted to Senior Vice President and Chief Financial Officer in February 2016. At Cooper, Ms. Jones was responsible for Cooper’s financial operations, investor relations, business information systems and corporate strategic planning. Prior to joining Cooper, Ms. Jones served as Senior Vice President and Chief Financial Officer of Plexus Corp. (NASDAQ: PLXS) from 2007 to 2014, and Vice President and Corporate Controller of Banta Corporation from 2002 to 2007 (formerly NYSE: BN). A certified public accountant, Ms. Jones began her career with Deloitte & Touche. Ms. Jones holds a Master of Business Administration from The Ohio State University and a bachelor’s degree in Accounting from the University of Utah. Ms. Jones’ qualifications to serve on our board include her substantial experience in accounting and finance, along with her extensive experience in senior management.

Michelle Gloeckler. Ms. Gloeckler has served as a member of our Board of Directors since July 2021. Michelle Gloeckler has been a member of the board of directors of BJ’s Wholesale Club (NYSE: BJ) since September 2019, where she serves on the nominating and governance committee. In mid-May 2021, Ms. Gloeckler was appointed as a member of the board of directors of The Duckhorn Portfolio, Inc. (NYSE: NAPA), where she serves on the audit committee and nominating and corporate governance committee. Ms. Gloeckler is a former retail executive with more than thirty years of experience in retail, consumer-packaged goods, merchandising, sourcing, manufacturing and strategy. Ms. Gloeckler served as an independent director on Benson Hill Biosystems, Inc.’s board and audit committee from 2019 to 2021, and was the Chief Merchant & President International for Academy Sports & Outdoors, a sporting goods retailer, from August 2016 to January 2019. Ms. Gloeckler served as Executive Vice President, Consumables, Health and Wellness at Walmart Inc. (NYSE: WMT), from February 2009 to August 2016, where she led Walmart’s health and wellness unit and US manufacturing initiative. Prior to that, Ms. Gloeckler held leadership roles at The Hershey Company, a global confectionary manufacturer. Ms. Gloeckler is an advisor for Blendid, PEEP Performance – GO2 Devices and The University of Michigan Dean’s Advisory Counsel. She holds a bachelor’s degree in Communication and Psychology from the University of Michigan. Ms. Gloeckler’s qualifications to serve on our board of directors include her extensive business and management experience, along with her extensive private and public company board and committee experience.

Dominic Bardos. Dominic Bardos currently serves as Chief Financial Officer, and prior to the Business Combination, previously served as Chief Financial Officer of Holley Intermediate since July 2021. Mr. Bardos has over 30 years of global finance and accounting experience across multiple industries, including retail, restaurant, consumer services, entertainment and hospitality. Most recently, he served as Vice President of Finance for Tractor Supply Company (Nasdaq: TSCO), the largest publicly traded rural lifestyle retailer from 2018 to 2021. Previously, he served as Chief Financial Officer for Cambridge Franchise Holdings, an operator of quick service restaurants across the southeast from 2017 to 2018. Additionally, he held several leadership positions at ServiceMaster (NYSE: SERV) including three years from 2014 to 2017 as the divisional Chief Financial Officer for Terminix, their largest international division. His experience also includes leadership positions in financial planning & analysis, strategic sourcing, supply chain, and customer service operations in large organizations such as Caesars Entertainment (Nasdaq: CZR), Hilton Hotels, and Harrah’s Entertainment. Dominic earned a Master of Business Administration in Finance and a Bachelor’s degree in Management from the University of Memphis, Fogelman College of Business & Economics.

Vinod Nimmagadda. Vinod Nimmagadda currently serves as Executive Vice President of Corporate Development & New Ventures, and prior to the Business Combination, previously served as Executive Vice President of Corporate Development & New Ventures of Holley Intermediate since July 2021. Mr. Nimmagadda has over 8 years of finance and investment banking experience within the automotive aftermarket. Most recently, he served as a Vice President within Jefferies Group LLC from 2019 to 2021, and served in various other investment banking roles at Jefferies Group LLC since 2015. Previously, he served as an investment banking analyst within BB&T’s investment banking division from 2014 to 2015. Vinod earned a Bachelor’s degree in Financial Economics from Columbia University.

Sean Crawford. Sean Crawford currently serves as Chief Marketing Officer, and prior to the Business Combination, previously served as Chief Marketing Officer of Holley Intermediate since May 2020. Mr. Crawford brings nearly 20 years of automotive aftermarket industry experience. During his career, Mr. Crawford has led various marketing organizations for automotive aftermarket brand portfolios under both public and private equity ownership. Most recently, he served as President of JE Pistons, a leading manufacturer of high-performance engine parts from 2019 to 2020. Previously, Mr. Crawford held several leadership positions at Race Winning Brands, a portfolio of high-performance automotive aftermarket brands, including Vice President of Marketing and Business Development from 2017 to 2019, and Director of Marketing and Business Development from 2016 to 2017. Prior to that, Mr. Crawford led the automotive performance brands marketing organization at Performance Motorsports International from 2013 to 2017 as Director of Marketing and Business Development. His experience also includes leadership positions directing product and engineering organizations. Mr. Crawford is an active and passionate automotive enthusiast, and enjoys vehicles of all types and vintages. He holds a Bachelor’s Degree in Business Administration with an emphasis in Marketing and Management and a Master of Business Administration (MBA) degree from Concordia University Irvine.

Terrill M. Rutledge. Terrill Rutledge currently serves as Chief Information Officer, and prior to the Business Combination, previously served as Chief Information Officer of Holley Intermediate since 2019. Mr. Rutledge has over 31 years of information systems and business operations experience across multiple industries, including manufacturing, retail, software development, automotive, print media and advertising. Most recently, he served as Senior Vice President of Operations for Holley Performance from 2009 to 2019 prior to being promoted to CIO. Terrill also served as Vice President of Materials and Director of Information Technology for Holley between 2003 and 2009. Previously, he worked for Accuride Corporation as Director of Supply Chain Management, a tier 1 supplier to the heavy duty automotive industry. Additionally, he held several leadership positions at Accuride, including five years as the Director of Business Systems. Prior to Accuride, he worked for ZML, a software development company, Helig Meyers, a furniture retail corporation, and R.R. Donnelley & Sons, a print media corporation. Mr. Rutledge earned a Master’s Degree in Management and Bachelor’s Degree in Business Management from Brescia University.

Patrick Lee Pierce. Patrick Lee Pierce has served as Holley’s Chief Human Resources Officer since August 2021. He has over 15 years of human resource experience across multiple industries including industrial equipment, consumer packaged goods, and retail. Prior to joining Holley, Mr. Pierce was employed by Treehouse Foods, Inc. (NYSE: THS), the largest private label food and beverage manufacturer in the world, where he had served in various leadership roles since 2009. Mr. Pierce most recently served as Vice President, Corporate Human Resources from September 2019 to August 2021. Prior to assuming that role, Mr. Pierce served as Senior Director, Corporate Human Resources from June 2018 to September 2019 and Director, Corporate Human Resources from December 2015 to June 2018. Prior to joining Treehouse Foods, Mr. Pierce held various human resource roles at Pepsi Bottling Group Inc. (NYSE: PEP) from 2007 to 2009 as well as Case New Holland (NYSE: CNHI) from 2005 to 2007. Mr. Pierce earned his Bachelors in Psychology and Masters in Industrial & Labor Relations degrees from Indiana University of Pennsylvania.

Stephen Trussell. Stephen Trussell currently serves as Vice President of Finance, and prior to the Business Combination, previously served as Vice President of Finance of Holley Intermediate since January 2009. Mr. Trussell previously served as Corporate Controller for Holley Intermediate from 2003 and 2009. He has over

30 years of accounting experience across multiple industries, including retail, restaurant, manufacturing and financial services. Prior to joining Holley, he was a senior manager at KPMG, where he spent 12 years with KPMG in its audit group. Mr. Trussell earned a Bachelor’s degree in Accounting from Virginia Tech University.

Jason Richard Bruce. Jason Bruce currently serves as Vice President of Business Development, and prior to the Business Combination, previously served various capacities since joining Holley Intermediate in 1999. He has over 30 year of experience in the performance automotive aftermarket and has held leadership positions at Hooker Headers, Street Scene Equipment and Advanced Flow Engineering. Mr. Bruce is responsible for overseeing sales initiatives and relationships throughout the distribution channel partners that includes E-Retailers, National Retailers, Performance Distributors and Direct-To-Consumer. His experiences also includes marketing, advertising, product/brand management, merchandising, event planning and forecasting. Mr. Bruce graduated Platt College of Graphic Design in Ontario, California.

Board Composition

Our business and affairs is organized under the direction of our board of directors, which consists of seven members. The primary responsibilities of the board of directors are to provide oversight, strategic guidance, counseling and direction to our management. The board of directors meet on a regular basis and additionally as required.

At the Closing, the Company, the Sponsor, the Sponsor Investors, the Holley Stockholder and the Sentinel Investors entered into the Stockholders’ Agreement, providing for on-going director nomination rights subject to certain ownership requirements with respect to Holley. See “—Director Nominations” for more information.

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. Class I directors, which consists of Mses. Bianchini and Gloeckler, will initially serve for a term expiring at the 2022 annual meeting of stockholders. Class II, which consists of Ms. Jones and Mr. Coady, and Class III, which consists of Messrs. Rubel, Tomlinson and Basham, will initially serve for a term expiring at the 2023 and 2024 annual meeting of stockholders, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the board of directors.

Role of Board in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting to the board of directors by the audit committee. The audit committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.

Director Independence

The board of directors has determined that each of Messrs. Rubel, Basham, and Coady and Mses. Bianchini, Jones and Gloeckler are independent as defined under the NYSE listing standards. In making these determinations, the board of directors considered Messrs. Basham’s and Coady’s affiliation with Sentinel Capital Partners, which beneficially owns 57.35% of the Company’s Common Stock. With respect to Mr. Rubel, the board of directors considered that Mr. Rubel serves as Chairman of MidOcean Partners’ Executive Board, an advisory board that provides industry insights to MidOcean Partners’ investment teams and portfolio companies. MidOcean beneficially owns 10.47% of the Company’s Common Stock. In each case, the board of directors determined that such relationships did not impair such directors’ independence.

Committees of the Board of Directors

The Company’s board of directors has three standing committees: the Audit Committee, the Nominating and Governance Committee and the Compensation and Talent Committee. Each committee operates under a charter that has been approved by our board of directors and is available on our website at https://investor.holley.com/governance/governance-documents/. The committees have the composition and responsibilities described below.

Audit Committee

Our board of directors has established an Audit Committee. The Audit Committee consists of Ms. Jones, who serves as the chair and member of the Audit Committee, along with and Mr. Rubel and Ms. Bianchini as members. Each member of the Audit Committee qualifies as an independent director under the NYSE listing standards and SEC rules applicable to audit committee members.

Each member of the Audit Committee meets the financial literacy requirements of the NYSE listing standards and our board of directors has determined that each of Ms. Jones and Mr. Rubel is an “audit committee financial expert” as defined in applicable SEC rules.

The Audit Committee is governed by a charter that complies with the NYSE listing standards. Our Audit Committee, among other things, has responsibility for:

•

assisting our board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence, and our accounting and financial reporting processes of and the audits of our financial statements;

•	preparing the report required by the SEC for inclusion in our annual proxy or information statement;

•	approving audit and non-audit services to be performed by the independent accountants; and

•	performing such other functions as our board of directors may from time to time assign to the audit committee.

Compensation and Talent Committee

Our board of directors has established a Compensation and Talent Committee (the “Compensation Committee”). The Compensation Committee consists of Ms. Gloeckler, who serves as the chair and member of the Compensation Committee, along with Mr. Basham and Mr. Coady as members. Each member of the Compensation Committee qualifies as an independent director under the NYSE listing standards and SEC rules applicable to compensation committee members.

The Compensation Committee is governed by a charter that complies with NYSE listing standards. Our Compensation Committee, among other things, has responsibility for:

•

reviewing the compensation and benefits of our Chief Executive Officer and other executive officers and recommending such compensation for approval by the independent directors of the board or the board, as applicable;

•	recommending the amount and form of non-employee director compensation;

•	appointing and overseeing any compensation consultant; and

•	performing such other functions as our board of directors may from time to time assign to the compensation committee.

Nominating and Governance Committee

Our board of directors has established a Nominating and Governance Committee. The Nominating and Governance Committee consists of Ms. Gloeckler, who serves as the chair and member of the Nominating and Governance Committee, along with Mr. Basham and Mr. Coady as members. Each member of the Nominating and Governance Committee qualifies as an independent director under NYSE listing standards.

The Nominating and Governance Committee is governed by a charter that complies with NYSE listing standards. Our Nominating and Governance Committee, among other things, has responsibility for:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Director Nominations

At the Closing, the Company, the Sponsor, the Sponsor Investors, the Holley Stockholder and the Sentinel Investors entered into the Stockholders’ Agreement, pursuant to which the Holley Stockholder and the Sponsor have the right to designate nominees for election to the Company’s board of directors. For so long as the Sentinel Investors beneficially own, in the aggregate, a number of shares of Common Stock equal to or greater than approximately 43,491,429 shares, 26,634,286 shares, and 9,777,143 shares (36.9%, 22.6% and 8.3% of the number of shares of Common Stock issued and outstanding at the Closing), respectively, the Holley Stockholder will have the right to nominate three, two or one director(s), respectively. For so long as the Sponsor Investors beneficially own, in the aggregate, a number of shares of Common Stock equal to or greater than 3,050,000 shares or 1,525,000 shares (50% and 25% of the number of shares of Common Stock beneficially owned by the Sponsor at the Closing), respectively, the Sponsor will have the right to nominate two or one director(s), respectively. In addition, the Holley Stockholder, on the one hand, and the Sponsor, on the other hand, have the right to designate the replacement for any of their respective designees whose board service has terminated prior to the end of such director nominee’s term. The Holley Stockholder, on the one hand, and the Sponsor, on the other hand, also have the right to have their respective designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules. Pursuant to the Stockholders’ Agreement, the Holley Stockholder has nominated Messrs. Coady and Basham and Ms. Gloeckler and the Sponsor has nominated Mr. Rubel and Ms. Bianchini.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee consists of Ms. Gloeckler, who serves as the chair, along with Mr. Basham and Mr. Coady. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that will serve as a member of our board of directors or Compensation Committee. Mr. Coady is a partner of Sentinel Capital Partners, which was a party to that certain Management Services Agreement, dated October 26, 2018, by and among the Holley Stockholder, Holley and Holley Purchaser, Inc. (the “Holley MSA Parties”) and Sentinel Capital Partners (the “Management Services Agreement”). Such agreement terminated prior to the Closing. See the section entitled “Certain Relationships and Related Party Transactions” for additional information regarding this agreement.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Copies of the Code of Business Conduct and Ethics is available on our website at https://investor.holley.com/governance/governance-documents/ by following the link to the dropdown menu “Governance,” selecting “Governance Documents” and selecting “Code of Business Conduct Policy.” In the event the Company makes any amendments to, or grants any waiver from, a provision of the code that applies to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC or NYSE rules, the Company will disclose such amendment or waiver and reasons therefore on its website at www.holley.com within the time period required by such rules. Our website is not part of this prospectus.

Corporate Governance Guidelines

Our board of directors has adopted a corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines is available on our website at https://investor.holley.com/governance/governance-documents/ by following the link to the dropdown menu “Governance,” selecting “Governance Documents” and selecting “Corporate Governance Guidelines.”

EXECUTIVE AND DIRECTOR COMPENSATION

Executive and Director Compensation of Empower

None of Empower’s executive officers or directors have received any cash compensation for services rendered to us. The Sponsor and Empower’s executive officers and directors, or their respective affiliates were reimbursed for any out-of-pocket expenses incurred in connection with activities on Empower’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Empower’s audit committee reviewed on a quarterly basis all payments that were made by Empower to the Sponsor and Empower’s executive officers or directors, or their affiliates. Any such payments prior to an initial business combination were made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, Empower did not have any additional controls in place governing Empower’s reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on Empower’s behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, were paid by Empower to the Sponsor or Empower officers, or their respective affiliates, prior to completion of our initial business combination.

Empower was not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

Executive and Director Compensation of Holley

As an emerging growth company, Holley has opted to comply with the executive compensation rules applicable to “smaller reporting companies,” when detailing the executive compensation of Holley’s executives, as such term is defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This section discusses the material elements of compensation awarded to, earned by or paid to the principal executive officer of Holley and the two next most highly compensated executive officers of Holley. These individuals are referred to as Holley’s “Named Executive Officers” or “NEOs.” For 2021, the Company’s named executive officers and the positions each held as of December 31, 2021 were:

•	Thomas W. Thomlinson, Chief Executive Officer;

•	Dominic Bardos, Chief Financial Officer; and

•	Vinod Nimmagadda, EVP of Corporate Development &New Ventures.

The Company’s executive compensation program will continue to evolve to reflect its status as a newly publicly-traded company, while still supporting the Company’s overall business and compensation objectives.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)(2)(3)	Stock Awards(4)	Nonequity Incentive Plan Compensation	All Other Compensation ($)(5)	Total ($)
Thomas W. Tomlinson	2021	465,654	6,296,244	2,412,000	454,478	161,852	9,790,201
President and Chief Executive Officer	2020	452,379	—	—	489,015	37,574	978,968
Dominic Bardos	2021	283,846	765,146	1,706,490	180,072	6,095	2,941,649
Chief Financial Officer
Vinod Nimmagadda	2021	186,250	620,542	587,925	109,068	2,750	1,506,535
EVP of Corporate Development & New Ventures

(1)

Mr. Tomlinson’s base salary post-Business Combination is $500,000. Mr. Bardos joined Holley in July 2021, and his base salary reflects such partial year of employment. Mr Bardos’ annual base salary is $410,000. Mr. Nimmagadda joined Holley in July 2021, and his base salary reflects such partial year of employment. Mr. Nimmagadda’s annual base salary is $325,000. For 2021, base salaries reflect both the pre- and post-Business Combination periods. For 2020, base salary reflects the pre-Business Combination period.

(2)

The amounts reported in this column include the aggregate grant date fair value of the Class C Units, Class D-1 Units, Class D-2 Units and Class D-3 Units of the Holley Stockholder granted to Mr. Tomlinson, Mr. Bardos, and Mr. Nimmagadda during the fiscal year ended December 31, 2021, in accordance with FASB ASC 718. The determination with respect to the value of the Class D-1 Units, Class D-2 Units and Class D-3 Units assumes that the Class D-1 Units, Class D-2 Units and Class D-3 Units will be earned at target performance levels, which is also the highest level of performance for such awards, and is consistent with the estimated aggregate compensation cost to be recognized over the performance period determined as of the grant date. See Note 13 to Holley’s audited consolidated financial statements for the year ended December 31, 2021 for a discussion of the assumptions used to calculate these values.

(3)

The amounts reported in this column include the grant date fair value computed in accordance with FASB ASC 718 of stock option awards granted under our Incentive Plan and do not reflect whether the recipient has actually realized a financial gain from such awards (such as by exercising stock options). These options were granted on July 16, 2021, concurrent with the Closing and each executive’s appointment as an executive officer of Holley, at which time the board of directors of Holley approved the grant of options to purchase shares of Common Stock, respectively, under the Incentive Plan. Each option will vest in three equal installments on each of the first three anniversaries of the Closing, subject to the executive’s continued employment through the applicable vesting date. The fair value for the stock option awards was determined using a Black-Scholes option pricing model. See Note 13 to Holley’s audited consolidated financial statements for the year ended December 31, 2021 for a discussion of the assumptions used to calculate these values.

(4)

The amounts shown represent the grant date fair value computed in accordance with FASB ASC 718 of restricted stock awards granted under our Incentive Plan and do not reflect whether the recipient has actually realized a financial gain from such awards (such as a lapse in a restricted stock award). The fair value of restricted stock units was determined based on the $12.06 closing price of the underlying common stock on the date of grant.

(5)

The 2021 amounts reported as earned by each named executive officer in this column represent: (i) for Mr. Tomlinson, $126,271 for use of warehouse space, $13,050 in employer matching contributions made under the 401(k) plan, $15,756 paid for life and disability insurance premiums, and $6,748 paid for country club dues, (ii) for Mr. Bardos, $2,750 in employer matching contributions made under the 401(k) plan and $3,345 paid for country club dues, and (iii) for Mr. Nimmagadda $2,750 in employer matching contributions made under the 401(k) plan. The 2020 amount reported as earned by Mr. Tomlinson represents $12,453 in employer matching contributions made under the 401(k) plan and $25,121 paid for life and disability insurance premiums.

Narrative Disclosure to the Summary Compensation Table

Executive Employment Agreements

Certain of the compensation paid to Messrs. Tomlinson and Crawford reflected in the summary compensation table was provided pursuant to employment agreements with Holley’s predecessor, which are summarized below. Mr. Appelgate was not a party to an employment agreement with Holley’s predecessor. For a discussion of the severance pay and other benefits to be provided to Holley’s named executive officers in connection with a termination of employment and/or a change in control under arrangements with each of Holley’s named executive officers, please see “— Potential Payments Upon Termination or Change In Control” below.

Thomas W. Tomlinson. Mr. Tomlinson served as the President and Chief Executive Officer of Holley pursuant to an employment agreement with Holley’s subsidiary, Holley Purchaser, Inc. dated September 14, 2018, which provided for an initial term of five years with automatic one-year renewal periods thereafter unless terminated earlier. Under Mr. Tomlinson’s employment agreement, Mr. Tomlinson was entitled to receive a base salary, $437,987, which was subject to annual review and increase (but not decrease) as determined by the Board of Directors of the Holley Stockholder. Pursuant to Mr. Tomlinson’s employment agreement, Mr. Tomlinson was also eligible to receive a target annual incentive bonus equal to 100% of his base salary, based upon the achievement of pre-established performance objectives set by the Board of Directors of the Holley Stockholder, subject to continued employment through the applicable payment date.

Dominic Bardos. Mr. Bardos served as Chief Financial Officer of Holley pursuant to an employment agreement with a subsidiary of Holley’s predecessor, Holley Performance Products, Inc. dated July 16, 2021, which provided for an initial term of five years with automatic one-year renewal periods thereafter unless terminated earlier. Under Mr. Bardos’ employment agreement, Mr. Bardos was entitled to receive a base salary, $410,000 annually, which was subject to annual review and increase (but not decrease) as determined by the Board of Directors of the Holley Stockholder. Pursuant to Mr. Bardos’ employment agreement, Mr. Bardos was also eligible to receive a target annual incentive bonus equal to 65% of his base salary, based upon the achievement of pre-established performance objectives set by the Board of Directors of the Holley Stockholder, subject to continued employment through the applicable payment date.

Vinod Nimmagadda. Mr. Nimmagadda served as Chief Financial Officer of Holley pursuant to an employment agreement with a subsidiary of Holley’s predecessor, Holley Performance Products, Inc. dated July 16, 2021, which provided for an initial term of five years with automatic one-year renewal periods thereafter unless terminated earlier. Under Mr. Nimmagadda’s employment agreement, Mr. Nimmagadda was entitled to receive a base salary, $325,000 annually, which was subject to annual review and increase (but not decrease) as determined by the Board of Directors of the Holley Stockholder. Pursuant to Mr. Nimmagadda’s employment agreement, Mr. Nimmagadda was also eligible to receive a target annual incentive bonus equal to 50% of his base salary, based upon the achievement of pre-established performance objectives set by the Board of Directors of the Holley Stockholder, subject to continued employment through the applicable payment date.

Annual Bonuses

The 2021 bonuses paid to Messrs. Tomlinson, Bardos, and Nimmagadda in respect of service during the fiscal year ended December 31, 2021 were $454,478, $180,072, and $109,068, respectively, and were determined based on the achievement of the following performance criteria: EBITDA and unlevered free cash flow, each given a weighting of 90% and 10%, respectively. Executive bonus payments are generally subject to the executive remaining employed with Holley through the payment date. For the fiscal year ended December 31, 2021, based on the actual level of achievement of the performance objectives, the bonus was funded at 97.6%.

The 2020 bonus paid to Mr. Tomlinson in respect of service during the fiscal year ended December 31, 2020 was paid in the first quarter of 2021 and was determined based on the achievement of the following performance criteria: EBITDA and unlevered free cash flow, each given a weighting of 90% and 10%, respectively. Executive bonus payments are generally subject to the executive remaining employed with Holley through the payment date. For the fiscal year ended December 31, 2020, based on the actual level of achievement of the performance objectives, the bonus for Mr. Tomlinson was funded at 115%, resulting in a payout to Mr. Tomlinson of $489,015.

Incentive Units and Option Awards

The Holley Stockholder granted Class C Units, Class D-1 Units, Class D-2 Units and Class D-3 Units (collectively, the “Incentive Units”) pursuant to the amended and restated limited liability company agreement of the Holley Stockholder (the “Holley Stockholder LLCA”) and those certain equity grant agreements of the Holley Stockholder (collectively, the “Equity Grant Agreements”) to certain executive officers, including its named executive officers. The Incentive Units were intended to qualify as profits interests for federal income tax purposes, and as a result, each named executive officer was a member of the Holley Stockholder and bound by all the terms and conditions stated in the Holley Stockholder LLCA.

On July 13, 2021, the Holley Stockholder granted Class C Units, Class D-1 Units, Class D-2 Units and Class D-3 Units to certain executive officers, including Mr. Tomlinson, Mr. Bardos, and Mr. Nimmagadda. The Incentive Units vest on the earlier to occur of (i) July 16, 2023 (the second anniversary of the Closing Date) and (ii) the date the Holley Stockholder is liquidated, provided that the named executive officer remains employed with Holley through such date. All of the Incentive Units are generally subject to the terms and conditions of the Holley Stockholder LLCA, with the Class D-1 Units, Class D-2 Units and Class D-3 Units only participating in proceeds at such time that the Sentinel Investors achieve a return on their investment of 2.0 times, 2.5 times and 3 times, respectively.

On May 8, 2020, the Holley Stockholder granted Class C Units, Class D-1 Units, Class D-2 Units and Class D-3 Units to certain executive officers, including Mr. Crawford. Mr. Crawford’s Class C Units vest 20% on the first anniversary of the grant date and then in equal monthly installments thereafter for the following 48 months, provided that he remain employed with Holley through each vesting date. Class C Units fully vested in connection with a sale of the Holley Stockholder, provided that the named executive officer remains employed with Holley through such date. The Class D-1 Units, Class D-2 Units and Class D-3 Units vest at such time that the Sentinel Investors achieve a return on their investment of 2.0 times, 2.5 times and 3 times, respectively.

On July 16, 2021, concurrent with the Closing and each executive’s appointment as an executive officer of Holley, the board of directors of Holley approved option grants to each of Mr. Tomlinson Mr. Bardos and Mr. Nimmagadda exercisable for 584,622 and 179,771 and 142,502 shares of Common Stock (the “Option Awards”), respectively, under the Incentive Plan. Each Option Award will vest in three equal installments on each of the first three anniversaries of the Closing, subject to the executive’s continued employment through the applicable vesting date.

Each of the Incentive Units and Option Awards held by Holley’s named executive officers as of the last day of fiscal year ended December 31, 2021 is set forth in the “Outstanding Equity Awards at Fiscal Year-End” table below. The Incentive Units remain subject to the same vesting terms and conditions as were applicable to the Incentive Units, immediately prior to the Closing.

Restricted Stock Units. The Company granted restricted stock units to certain of its executive officers, including its named executive officers, on September 23, 2021, pursuant to the Incentive Plan. Grants were made to Mr. Tomlinson, Mr. Bardos, and Mr. Nimmagadda for 200,000, 141,500 and 48,750 shares of restricted stock units, respectively. The restricted stock units vest in equal, or nearly equal, installments on July 16 of each of 2022, 2023 and 2024, subject to the executive’s continuous employment through such date. Each of the restrictive stock units held by Holley’s named executive officers as of the last day of fiscal year ended December 31, 2021 is set forth in the “Outstanding Equity Awards at Fiscal Year-End” table below.

Health and Welfare Plans. Holley’s named executive officers were eligible to participate in its employee benefit plans, including its medical, dental, vision, life, disability, health and dependent care flexible spending accounts and accidental death and dismemberment benefit plans, in each case on the same basis as all of its other employees. Mr. Tomlinson was also entitled to additional life and disability insurance paid for by Holley.

Retirement Plans. Holley sponsored a retirement plan intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), containing a cash or deferred feature that was intended to meet the requirements of Section 401(k) of the Code, for the benefit of its employees, including the named executive officers. Participants could make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who were 50 years of age or older could contribute additional amounts based on the statutory limits for catch-up contributions. All employee contributions were allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Pre-tax contributions by participants to the plan and the income earned on those contributions were generally not taxable to participants until withdrawn, and, participant contributions were held in trust as required by law. No minimum benefit was provided under the plan. An employee was 100% vested in his or her pre-tax deferrals when contributed.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding restricted stock unit awards granted to our named executive officers that were outstanding at December 31, 2021.

Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Thomas W. Tomlinson	200,000	2,598,000
Dominic Bardos	141,500	1,838,085
Vinod Nimmigadda	48,750	633,263

(1)	The value is based upon the closing price on the Company’s common stock on the New York Stock Exchange on December 31, 2021 of $12.99.
(2)	These restricted stock units will vest in equal, or nearly equal, installments on July 16 of each of 2022, 2023 and 2024, subject to the executive’s continuous employment through such date

The following table sets forth outstanding option awards held by each of Holley’s named executive officers as of December 31, 2021.

	Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) exercisable(2)	Number of Securities Underlying Unexercised Options (#) unexercisable(2)(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price ($)(5)	Option Expiration Date
Tom Tomlinson	July 16, 2021	—	584,622.00	—	$10.50	July 16, 2031
	July 13, 2021	—	688,476.90	2,388,672.39	N/A	N/A
	December 31, 2018	1,660,986.54	1,107,324.36	8,753,686.25	N/A	N/A
Dominic Bardos	July 16, 2021	—	179,771.00	—	$10.50	July 16, 2031
	July 13, 2021	—	11,560.47	40,109.08	N/A	N/A
Vinod Nimmagadda	July 16, 2021	—	142,502.00	—	$10.50	July 16, 2031
	July 13, 2021	—	11,560.47	40,109.08	N/A	N/A

(1)

The Incentive Units are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options due to the fact that they only have value as the value of the underlying security appreciates. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.”

(2)

Represents December 2018 grant of Class C Units that vest 20% on the first anniversary of the grant date and then in equal monthly installments thereafter for the following 48 months, provided that the named executive officer remains employed with Holley through each vesting date. Class C Units fully vest in connection with a sale of the Holley Stockholder, provided that the named executive officer remains employed with Holley through such date.

(3)

The July 13, 2021 grants represent the grant of Class C Units that vest upon the earlier to occur of (i) the second anniversary of the Closing, and (ii) in connection with a sale of the Holley Stockholder, provided that the named executive officer remains employed with Holley through such date. The July 16, 2021 grants represent the grant of stock option awards under the Incentive Plan, which vest in three equal installments on each of the first three anniversaries of the Closing, subject to the executive’s continued employment through the applicable vesting date.

(4)

The July 13, 2021 grants represent, (i) for Mr. Tomlinson, the grant of 811,834.33 Class D-1 Units, 874,830.61 Class D-2 Units and 702,007.45 Class D-3 Units; (II) for Mr. Bardos, the grant of 13,631.81 Class D-1 Units, 14,689.60 Class D-2 Units and 11,787.67 Class D-3 Units, and (iii) for Mr. Nimmagadda, the grant of 13,631.81 Class D-1 Units, 14,689.60 Class D-2 Units and 11,787.67 Class D-3 Units. The December 31, 2018 grant, represents for Mr. Tomlinson, the grant of 2,975,101.58 Class D-1 Units, 3,205,961.92 Class D-2 Units and 2,572,622.75 Class D-3 Units. The Class D-1 Units, Class D-2 Units, and Class D-3 Units vest at such time that the Sentinel Investors achieve a return on their investment of 2.0 times, 2.5 times and 3 times, respectively.

(5)	The Incentive Unit awards are not traditional options, and therefore, there is no exercise price or expiration date associated with them.

Potential Payments Upon Termination or Change in Control

Severance Benefits. Other than as set forth below, Holley did not offer or have in place for its named executive officers any formal retirement, severance or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control as of December 31, 2021. Mr. Appelgate was not a party to an employment agreement in 2021.

Thomas W. Tomlinson. Pursuant to Mr. Tomlinson’s employment agreement, if Mr. Tomlinson’s employment is terminated by Holley without cause or by Mr. Tomlinson for good reason (each, as defined in his employment agreement), subject to Mr. Tomlinson’s execution and non-revocation of a general release of claims in favor of Holley and its officers, directors and agents, Mr. Tomlinson is entitled to (i) continued payment of his base salary as in effect on the date of such termination for twelve months following the date of such termination, (ii) a monthly reimbursement for the costs of continued health benefits for himself and his covered dependents under COBRA for twelve months following the date of such termination or such earlier date on which COBRA coverage terminates, provided that Mr. Tomlinson was eligible for continued coverage under COBRA and (iii) a pro-rated annual bonus for the year in which the termination of employment occurs based on Mr. Tomlinson’s and Holley’s actual performance, payable at the same time as such bonus would have otherwise been paid had his employment not terminated. Mr. Tomlinson iss subject to certain restrictive covenants under his employment agreement, including a one-year post-termination non-compete and non-solicit of customers and suppliers of Holley and its subsidiaries, each with an option that Holley extend the restrictions for up to one additional year upon nine months’ written notice and the continued payment of base salary through the extension period, the continued payment of COBRA premiums through the extension period, but not to exceed 18 months from the termination date, and a payment of 50% of the target bonus for the year in which the termination of employment occurred, and a two-year post-termination non-solicit of the employees and consultants of Holley and its subsidiaries.

Dominic Bardos. Pursuant to Mr. Bardos’ employment agreement, if Mr. Bardos’ employment is terminated by Holley without cause (as defined in his employment agreement), subject to Mr. Bardos’ execution and non-revocation of a general release of claims in favor of Holley and its officers, directors and agents, Mr. Bardos is entitled to (i) continued payment of his base salary as in effect on the date of such termination for twelve months following the date of such termination, and (ii) a pro-rated annual bonus for the year in which the termination of employment occurs based on Mr. Bardos’ and Holley’s actual performance, payable at the same time as such bonus would have otherwise been paid had his employment not terminated. Mr. Bardos is subject to certain restrictive covenants under his employment agreement, including a one-year post-termination non-compete and non-solicit of customers and suppliers of Holley and its subsidiaries, each with an option that Holley extend the restrictions for up to one additional year upon nine months’ written notice and the continued payment of base salary through the extension period, and a two-year post-termination non-solicit of the employees and consultants of Holley and its subsidiaries.

Vinod Nimmagadda. Pursuant to Mr. Nimmagadda’s employment agreement, if Mr. Nimmagadda’s employment is terminated by Holley without cause (as defined in his employment agreement), subject to Mr. Nimmagadda’s execution and non-revocation of a general release of claims in favor of Holley and its officers, directors and agents, Mr. Nimmagadda is entitled to (i) continued payment of his base salary as in effect on the date of such termination for six months following the date of such termination, and (ii) a pro-rated annual bonus for the year in which the termination of employment occurs based on Mr. Nimmagadda’s and Holley’s actual performance, payable at the same time as such bonus would have otherwise been paid had his employment not terminated. Mr. Nimmagadda is subject to certain restrictive covenants under his employment agreement, including a one-year post-termination non-compete and non-solicit of customers and suppliers of Holley and its subsidiaries, each with an option that Holley extend the restrictions for up to one additional year upon nine months’ written notice and the continued payment of base salary through the extension period, and a two-year post-termination non-solicit of the employees and consultants of Holley and its subsidiaries.

Change in Control

Incentive Units. Incentive Units that are “Class C Units” fully vested in connection with a sale of the Holley Stockholder, provided that the named executive officer remains employed with Holley through such date. All Incentive Units that are “Class D-1 Units,” “Class D-2 Units,” and “Class D-3” Units granted in 2020 are automatically forfeited upon any termination of the award holder’s employment with Holley, and will participate in their pro-rata share of any distributions made by Holley only if the Sentinel investors have achieved a 2.0x, 2.5x or 3.0x return, respectively. All Incentive Units that are “Class D-1 Units,” “Class D-2 Units,” and “Class D-3” Units granted in 2021 are automatically forfeited upon any termination of the award holder’s employment with Holley prior to July 16, 2023 (the second anniversary of the Closing Date), and will participate in their pro-rata share of any distributions made by Holley only if the Sentinel investors have achieved a 2.0x, 2.5x or 3.0x return, respectively.

Restricted Stock Units. In the event a holder of restricted stock units is terminated for any reason, the vesting with respect to the such restricted stock units will cease, each of the holder’s outstanding unvested restricted stock units will be forfeited for no consideration as of the date of such termination, and any stock remaining undelivered with respect to the holder’s vested restricted stock units will be delivered on the delivery date specified in the applicable award agreement.

Stock Options. In the event a holder of stock options is terminated for any reason, the vesting with respect to the such stock options will cease, each of the holder’s outstanding unvested stock options will be forfeited for no consideration as of the date of such termination, and each of the holder’s outstanding vested stock options will be forfeited for no consideration on the earlier of (i) the applicable expirations date and (ii) the date that is 90 days after the date of termination.

Director Compensation

For 2020, members of the Holley board of directors received no compensation for services rendered. During 2020, Holley had no formal arrangements under which its directors received compensation for service to its board of directors or its committee.

The chart below sets forth the fees paid to directors in 2021.

Type of Fee
Non-employee Director (other than the Chairman)	$70,000
Chairman of the Board of Directors	$110,000
Chairman of the Audit Committee	$25,000
Member of the Audit Committee	$10,000
Chairman of the Compensation Committee	$15,000
Member of the Compensation Committee	$10,000
Chairman or Member of the Nominating and Governance Committee	$10,000

The Compensation Committee believes directors’ incentives should be to improve the long-term value of the Company and promote stockholder returns. Accordingly, in addition to the above fees, our directors are also compensated with awards under the 2021 Plan. On September 23, 2021, the Company awarded each non-employee director 17,000 restricted stock units. The restricted stock units vest on July 16, 2022, (the first anniversary of the Closing Date), provided that the director remains on the Board through such date. The Company reimburses members of the Board of Directors for travel expenditures related to their services to the Company. In addition, the Company has entered into an indemnification agreement with each of its Directors, which requires the Company to indemnify them against certain liabilities that may arise as a result of their status or service as Directors of the Company. The Company also pays the premiums on the directors’ and officers’ liability insurance policies.

The following summary compensation table sets forth the compensation awarded to, earned by, or paid to the board of directors of Holley during the fiscal year ended December 31, 2021.

	Matt Rubel	Giana Bianchini	Michelle Gloeckler		Ginger M. Jones		Owen Basham(1)	James Coady(1)	Tom Tomlinson(2)
Cash Retainer	$70,000	$70,000	$70,000		$70,000		$70,000	$70,000	—
Restricted Stock Units(3)	$205,020	$205,020	$205,020		$205,020		$205,020	$205,020	—
Board Chair	$40,000	—	—		—		—	—	—
Audit Committee Member	$10,000	$10,000	—		$25,000	(4)	—	—	—
Nominating and Governance Committee Member	—	—	$10,000	(5)	—		$10,000	$10,000	—
Compensation and Talent Committee Member	—	—	$15,000	(6)	—		$10,000	$10,000	—

Total	325,020	$285,020	$300,020		$300,020		$295,020	$295,020	—

(1)	Director cash compensation attributable to Mr. Basham’s and Mr. Coady’s service was paid to Sentinel Capital Partners.
(2)	Employee directors did not receive compensation for their service on the board of directors of Holley.
(3)

On September 23, 2021, each director was issued 17,000 restricted stock units that vest in full on July 16, 2022. Amounts in this column represent the aggregate grant date fair value of the restricted stock units granted during fiscal 2021, calculated in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying this calculation, please read Note 13 to our consolidated financial statements for the fiscal year ended December 31, 2021.

(4)	Ms. Gloeckler did not receive additional compensation for her services as chair of the Nominations Committee.
(5)	Ms. Jones received $25,000 for her services as chair of the Audit Committee.
(6)	Ms. Gloeckler received $15,000 for her services as chair of the Compensation Committee.

Executive Compensation

Overview

Following the Closing, Holley developed an executive compensation program that is consistent with Holley’s prior compensation policies and philosophies, which are designed to align compensation with Holley’s business objectives and the creation of stockholder value, while enabling Holley to attract, motivate and retain individuals who contribute to the long-term success of Holley.

Decisions regarding executive compensation reflect our belief that the executive compensation program must be competitive in order to attract and retain our executive officers. The Compensation Committee seeks to implement our compensation policies and philosophies by linking a significant portion of our executive officers’ cash compensation to performance objectives and by providing a portion of their compensation as long-term incentive compensation in the form of equity awards. Compensation for our executive officers have three primary components: base salary, an annual cash incentive bonus and long-term incentive compensation in the form of restricted stock unit awards and options.

Base Salary

It has been Holley’s historical practice to assure that base salary is fair to the executive officers, competitive within the industry and reasonable in light of Holley’s cost structure. Following the Business Combination, our Compensation Committee will determine base salaries and manage the base salary review process, subject to existing employment agreements.

Annual Bonuses

Holley may use annual cash incentive bonuses for the executive officers to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year. Annual cash bonuses will be administered by the Compensation Committee and at beginning of each year, the Compensation Committee will select the performance targets, target amounts, target award opportunities and other term and conditions of annual cash bonuses for the executive officers, subject to the terms of any employment agreement. Following the end of each year, the Compensation Committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the executive officers.

Stock-Based Awards

Holley may use restricted stock unit awards and stock options to reward long-term performance of the executive officers. Holley believes that providing a meaningful portion of the total compensation package in the form of stock-based awards will align the incentives of its executive officers with the interests of its stockholders and serve to motivate and retain the individual executive officers. Stock-based awards will be awarded under the Incentive Plan.

New Employment Agreement

Each of Messrs. Thomas W. Tomlinson, Sean Crawford, Terrill M. Rutledge, Vinod Nimmagadda, and Dominic Bardos (each an “Officer”) entered into an executive employment agreement with Holley in connection with the Business Combination (each a “New Employment Agreement”). The New Employment Agreements were effective as of the Closing Date.

Term. The New Employment Agreements provide for an initial term commencing on the Closing Date and continuing for an initial term of 60 months, which will automatically renew for successive one-year terms thereafter unless either party gives written notice of non-extension to the other party at least 90 days prior to such renewal date.

Compensation. Each New Employment Agreement provides for an annual base salary and eligibility to participate in the annual bonus plan, and eligibility to participate in benefit plans.

Termination (For Cause). In the event that an Officer is terminated for cause (as defined in the New Employment Agreements) or resigns for any reason, or for Mr. Tomlinson, resigns without good reason (as defined in the New Employment Agreement), then such Officer shall be entitled to, among other benefits, any unpaid base salary through the date of termination, reimbursement for any unreimbursed business expenses incurred through the date of termination, any accrued but unused vacation time in accordance with Holley policy, and all accrued benefits (e.g., benefits plans, equity awards, grants, in each case in accordance with their terms) (collectively, the “Accrued Benefits”).

Termination (Without Cause) or Resignation for Good Reason. Additionally, in the event that an Officer is terminated without cause, or, for Mr. Tomlinson only, resigns for good reason, then such Officer shall be entitled to, among other benefits, the Accrued Benefits, six months’ salary (12 months’ for each of Messrs. Tomlinson and Bardos) paid in regular installments in accordance with Holley Inc.’s general payroll practice (as specified in the Officer’s New Employment Agreement), and an annual bonus, if any, that such Officer would have been entitled to for the year in which termination occurs (on a pro-rated basis for any partial year) based on actual financial results for such year and on an assumed target-level achievement by the executive of any personal performance objectives for such annual bonus, and, for Mr. Tomlinson only, reimbursement of COBRA benefits under Holley’s group health plan for 12 months.

Non-Competition; Non-Interference; Customer Non-Solicit. Each Officer agreed during the term of the New Employment Agreement and for one year thereafter (i) to not directly or indirectly compete with the business in which Holley or any of its subsidiaries is engaged on the date of termination or in which they have actively planned, on or prior to such date of termination, to be engaged in on or after such date, in any country in which Holley conducts business or actively plans to conduct business, (ii) to not solicit any individual or entity that was a customer during the twelve-month period immediately prior to such Officer’s termination of employment, and (iii) to not interfere or induce any other person or entity in interfering, with the relationship between Holley or any of its subsidiaries and any of their respective vendors or licensors. Additionally, Holley may extend the term of these non-competition provisions for up to an additional year by providing notice to the Officer at least nine months before the end of the one-year period following such Officer’s employment with Holley, provided that Holley pay to such Officer his annual base salary and, for Mr. Tomlinson only, reimbursements for expenses related to COBRA benefits not to exceed 18 months following the date of such Officer’s termination, and 50% of the applicable target bonus amount for the year in which such Officer’s employment was terminated.

Employee Non-Solicit. Additionally, during the employment term and for two years thereafter, each Officer agreed to (i) not solicit any employee of Holley or any of its subsidiaries to leave such employment or hire such employee or materially assist any other person in hiring any such employee and (ii) not interfere or induce any other person or entity in interfering, with the relationship between Holley or any of its subsidiaries and any of their joint ventures.

Base salary for each of Messrs. Tomlinson, Crawford, Rutledge, Nimmagadda and Bardos is equal to $500,000, $285,000, $227,875, $325,000, and $410,000, respectively), and each Officer is eligible to earn a target annual bonus based on performance (such target bonus equal to 100% of base salary for Mr. Tomlinson, 65% of base salary for Mr. Bardos, 60% of base salary for Mr. Nimmagadda, and 50% of base salary for each of the other Officers).

PRINCIPAL SECURITYHOLDERS

The following table sets forth information known to Holley regarding beneficial ownership of shares of Common Stock as of March 14, 2022 by:

•	each person who is known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock;

•	each of our named executive officers and directors; and

•	all current executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each securityholder identified in the table possesses sole voting and investment power over all securities shown as beneficially owned thereby. Shares of Common Stock subject to options and Warrants that are exercisable or will be exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the option or Warrant for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership percentages set forth in the table below are based on 117,993,139 shares of Common Stock issued and outstanding as of March 14, 2022.

Name and Address of Beneficial Owners(1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock
5% Stockholders:
Holley Parent Holdings, LLC(2)	64,673,884	54.8%
MidOcean(3)	18,683,333	15.0%
Wasatch Advisors, Inc.(4)	10,542,559	8.9%
Named Executive Officers and Directors:
Matthew Rubel(5)	—	—%
Gina Bianchini(5)	—	—%
Thomas W. Tomlinson(6)	—	—%
Owen M. Basham(6)	—	—%
James D. Coady(6)	—	—%
Ginger M. Jones	—	—%
Michelle Gloeckler	—	—%
Dominic Bardos(6)	—	—%
Vinod Nimmagadda(6)	2,584	* %
All directors and executive officers as a group (14 individuals)	2,584	* %

(1)	Unless otherwise noted, the business address of each of the named executive officers and directors of Holley is c/o Holley Inc., 1801 Russellville Rd, Bowling Green, Kentucky 42101.
(2)

Consists of shares of Common Stock that is held by the Holley Stockholder. The Holley Stockholder is governed by the Holley Stockholder LLCA among the Sentinel Investors and the other members party thereto. By virtue of (a) the ability of the Sentinel Investors under the Holley Stockholder LLCA to appoint and remove a majority of the members of the board of directors of the Holley Stockholder and (b) the ability of a majority of the board of directors of the Holley Stockholder to control investment and voting power over the shares of Common Stock held by the Holley Stockholder, the Sentinel Investors may be deemed to have beneficial ownership over the shares of Common Stock held of record by the Holley Stockholder. The Sentinel Investors are controlled by Sentinel Partners V, L.P. (“Sentinel Partners V”), their general partner, which is controlled by Sentinel Managing Company V, Inc. (“Sentinel Managing Company”), its general partner, which is controlled by David S. Lobel, its president and sole shareholder. Accordingly, each of Sentinel Partners V, Sentinel Managing Company and Mr. Lobel may be deemed to have beneficial ownership over the shares of Common Stock held by the Holley Stockholder. Each of the Sentinel Investors, Sentinel Partners V, Sentinel Managing Company and Mr. Lobel disclaims beneficial ownership of the shares of Common Stock held by the Holley Stockholder other than to the extent of their pecuniary interest therein. The address for each of the foregoing is c/o Sentinel Capital Partners, L.L.C., 330 Madison Avenue, 27th Floor, New York, NY 10017. On February 11, 2022, Holley Stockholder sold 3,000,000 shares of Common Stock in a private sale to affiliates of Wasatch Advisors Inc.
(3)

Amount includes 6,333,333 shares of Common Stock underlying 4,666,667 Private Placement Warrants and 1,666,666 Public Warrants that are exercisable within 60 days of the date hereof. The managing member of the Sponsor is MidOcean Associates V, L.P., a Delaware limited partnership (“Associates”). The general partner of MidOcean Partners V, L.P., a Delaware limited partnership (“Partners”) and MidOcean Partners Executive V, L.P., a Delaware limited partnership (“Executive”) is Associates. The general partner of Associates is Ultramar Capital, Ltd, a Cayman Islands company (“Ultramar”), which is controlled by James Edward Virtue (“Virtue”). Accordingly, (i) each of Partners, Associates, Ultramar, and Virtue may be deemed to have beneficial ownership of the securities held by Sponsor, and (ii) each of Associates, Ultramar, and Virtue may be deemed to have beneficial ownership of the securities held by Partners and Executive, and in each case, each of Sponsor, Partners, Executive, Associates, Ultramar and Virtue disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address of each of Sponsor, Executive, Partners, Associates, Ultramar and Virtue is 245 Park Avenue, 38th Floor, New York, NY 10167.

(4)	See footnote 4 to the table in the section entitled “Selling Securityholders.”
(5)

Does not include any shares indirectly owned by this individual as a result of the individual’s membership interest in the Sponsor. Each of these individuals disclaims beneficial ownership of any shares except to the extent of their pecuniary interest therein.

(6)

Does not include any shares indirectly owned by this individual as a result of the individual’s securities interest in the Holley Stockholder. Each of these individuals disclaims beneficial ownership of any shares except to the extent of their pecuniary interest therein.

SELLING SECURITYHOLDERS

The following table sets forth information known to Holley regarding ownership of shares of Common Stock and Warrants as of March 10, 2022 that may be offered from time to time by the Selling Securityholders. When we refer to the “Selling Securityholders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Selling Securityholders’ interest in the shares of Common Stock or the Warrants after the date of this prospectus.

The Selling Securityholders listed in the table below may from time to time offer and sell any or all of the shares of Common Stock and Warrants set forth below pursuant to this prospectus. We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such shares of Common Stock or Warrants. In particular, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Any changed or new information given to us by the Selling Securityholders, including regarding the identity of, and the securities held by, each Selling Securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Our registration of the shares of Common Stock and Warrants does not necessarily mean that the Selling Securityholders will sell all or any of such Common Stock or Warrants. The following table sets forth certain information provided by or on behalf of the Selling Securityholders concerning the Common Stock and Warrants that may be offered from time to time by each Selling Securityholder with this prospectus and the beneficial ownership of the Selling Securityholders both before and after the offering of the securities covered by this prospectus. A Selling Securityholder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

		Common Stock				Warrants
Name of Selling Securityholder		Beneficial Ownership Before the Offering	Shares to be Sold in the Offering	Beneficial Ownership After the Offering		Beneficial Ownership Before the Offering	Warrants to be Sold in the Offering	Beneficial Ownership After the Offering
		Number of Shares	Number of Shares	Number of Shares	% **	Number of Warrants	Number of Warrants	Number of Warrants	%
Holley Parent Holdings, LLC	(1)	64,673,884	64,673,884	—	—	—	—	—	—
Empower Sponsor Holdings LLC	(2)	6,250,000	6,250,000	—	—	4,666,667	4,666,667	—	—
MidOcean Partners Executive V, LP	(2)	25,000	25,000	—	—	8,333	8,333	—	—
MidOcean Partners V, LP	(2)	6,075,000	6,075,000	—	—	1,658,333	1,658,333	—	—
Allspring Special Small Cap Value Fund, A series of Allspring Funds Trust (f/k/a Wells Fargo Special Small Cap Value Fund, A series of Wells Fargo Funds Trust)	(3)	5,600,786	5,500,000	100,786	* %	—	—	—	—
Wasatch Microcap Fund	(4)	2,829,108	1,600,000	1,229,108	1.0%	—	—	—	—
Wasatch Core Growth Fund	(4)	6,632,747	3,500,000	3,132,747	2.7%	—	—	—	—

		Common Stock				Warrants
Name of Selling Securityholder		Beneficial Ownership Before the Offering	Shares to be Sold in the Offering	Beneficial Ownership After the Offering		Beneficial Ownership Before the Offering	Warrants to be Sold in the Offering	Beneficial Ownership After the Offering
		Number of Shares	Number of Shares	Number of Shares	% **	Number of Warrants	Number of Warrants	Number of Warrants	%
Clearlake Flagship Plus Partners Master Fund, L.P.	(5)	2,750,000	2,750,000	—	—	—	—	—	—
Baron Small Cap Fund	(6)	4,250,000	2,500,000	1,750,000	1.5%	—	—	—	—
Polar Long/Short Master Fund	(7)	798,837	798,837	—	—	—	—	—	—
Polar Multi-Strategy Master Fund	(7)	600,209	600,209	—	—	—	—	—	—
Glenn J. Krevlin Revocable Trust dated July 25, 2007	(8)	600,000	450,000	150,000	* %	33,333	—	33,333	*	%
Nina P. Krevlin Irrevocable Trust FBO Michael Krevlin dated October 22, 2007		50,000	50,000	—	—	—	—	—	—
Stewart J. Rahr Revocable Trust	(9)	400,000	400,000	—	—	—	—	—	—
Indaba Capital Management, L.P.	(10)	2,138,654	250,000	1,888,654	1.6%	669,159	—	669,159	4.6%
Kornitzer Capital Management, Inc. FBO Buffalo Funds	(11)	110,000	110,000	—	—	—	—	—	—
John R. Muse		50,000	50,000	—	—	—	—	—	—
FMAB Partners, LP	(12)	50,000	50,000		—	—	—	—	—
Americo Life, Inc.	(13)	300,000	300,000	—	—	—	—	—	—
The Maddox Family Trust	(14)	100,000	100,000	—	—	—	—	—	—
Staysail 16 LLC	(15)	200,000	200,000	—	—	—	—	—	—

*	Less than 1%.
**	Based upon 117,993,139 shares of Common Stock outstanding as of March 14, 2022.
(1)

The Holley Stockholder is governed by the Holley Stockholder LLCA among the Sentinel Investors and the other members party thereto. By virtue of (a) the ability of the Sentinel Investors under the Holley Stockholder LLCA to appoint and remove a majority of the members of the board of directors of the Holley Stockholder and (b) the ability of a majority of the board of directors of the Holley Stockholder to control investment and voting power over the shares of our Common Stock held by the Holley Stockholder, the Sentinel Investors may be deemed to have beneficial ownership over the shares of Common Stock held of record by the Holley Stockholder. The Sentinel Investors are controlled by Sentinel Partners V, their general partner, which is controlled by Sentinel Managing Company, its general partner, which is controlled by David S. Lobel, its president and sole shareholder. Accordingly, each of Sentinel Partners V, Sentinel Managing Company and Mr. Lobel may be deemed to have beneficial ownership over the shares of Common Stock held by the Holley Stockholder. Each of the Sentinel Investors, Sentinel Partners V,

Sentinel Managing Company and Mr. Lobel disclaims beneficial ownership of the shares of Common Stock held by the Holley Stockholder other than to the extent of their pecuniary interest therein. The address for each of the foregoing is c/o Sentinel Capital Partners, L.L.C., 330 Madison Avenue, 27th Floor, New York, NY 10017. For information regarding certain transactions between the Holley Stockholder, and its affiliates, and the Company, see the sections entitled “Management,” “Certain Relationships and Related Party Transactions” and “Executive Compensation.”
(2)

The managing member of the Sponsor is Associates. The general partner of Partners and Executive is Associates. The general partner of Associates is Ultramar, which is controlled by Virtue. Accordingly, (i) each of Partners, Associates, Ultramar, and Virtue may be deemed to have beneficial ownership of the securities held by Sponsor, and (ii) each of Associates, Ultramar, and Virtue may be deemed to have beneficial ownership of the securities held by Partners and Executive, and in each case, each of Sponsor, Partners, Executive, Associates, Ultramar and Virtue disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The business address of each of Sponsor, Executive, Partners, Associates, Ultramar and Virtue is 245 Park Avenue, 38th Floor, New York, NY 10167. For information regarding certain transactions between the Sponsor, and its affiliates, and the Company, see the sections entitled “Management,” “Certain Relationships and Related Party Transactions” and “Executive Compensation.”

(3)

Allspring Special Small Cap Value Fund, A series of Allspring Funds Trust (f/k/a Wells Fargo Special Small Cap Value Fund, A series of Wells Fargo Funds Trust), is a registered investment company under the Investment Company Act of 1940.

(4)

Each of Wasatch Micro Cap Fund and Wasatch Core Growth Fund is a registered investment company under the Investment Company Act of 1940 (the “Wasatch Funds”). Each of the Wasatch Funds is advised by Wasatch Advisors, Inc. (“Wasatch”), a registered investment advisor, which, according to a Schedule 13D filed by Wasatch on February 11, 2022, has voting power over an additional 1,080,704 shares of Common Stock not reflected in the above table. The business address of Wasatch and the Wasatch Funds is 505 Wakara Way, Salt Lake City, UT 84108.

(5)	Clearlake Flagship Plus Partners Master Fund, L.P. is a registered investment company under the Investment Company Act of 1940.
(6)

Baron Small Cap Fund is a registered investment company under the Investment Company Act of 1940. BAMCO, Inc., a registered investor advisor, is the investment advisor of Baron Small Cap Fund. Mr. Ronald Baron has voting and/or investment control over the shares of our Common Stock held by Baron Small Cap Fund and, accordingly, may be deemed to have beneficial ownership of such shares. Mr. Baron disclaims beneficial ownership of the shares held by Baron Small Cap Fund.

(7)

Each of Polar Long/Short Master Fund (“PLSMF”) and Polar Multi-Strategy Master Fund is managed by Polar Asset Management Partners Inc. (“Polar Management”). Polar Management is an investment advisor to PLSMF and PMSMF. Paul Sabourin, in his capacity as Chief Investment Officer of Polar Management, has voting and investment control over the shares of our Common Stock held by PLSMF and PMSMF and, accordingly, may be deemed to have beneficial ownership of such shares.

(8)

Each of the Glenn J Krevlin Revocable Trust dated July 25, 2007 (“G. Krevlin Trust”) and Nina P. Krevlin Irrevocable Trust FBO Michael Krevlin (“N. Krevlin Trust”) is managed by Glenn J. Krevlin, as trustee. Mr. Krevlin has voting and investment control over the shares of our Common Stock held by the G. Krevlin Trust and N. Krevlin Trust and, accordingly, may be deemed to have beneficial ownership of such shares.

(9)

The Stewart J. Rahr Revocable Trust (“S. Rahr Trust”) is managed by Stewart Rahr, as grantor and trustee and Steven Burns, as trustee. Each of Mr. Rahr and Mr. Burns has voting and investment control over the shares of our Common Stock held by the S. Rahr Trust and, accordingly, may be deemed to have beneficial ownership of such shares.

(10)

The shares of our Common Stock are held directly by Indaba Capital Fund, L.P. (“Indaba Fund”). Indaba Capital Management, L.P. (“Indaba Management”) is Indaba Fund’s investment manager. Pursuant to an Investment Management Agreement, Indaba Fund and its general partner have delegated all voting and investment power over securities held by Indaba Fund to Indaba Management and, accordingly, Indaba Management may be deemed to have beneficial ownership of such securities. IC GP, LLC, as the general partner of Indaba Management, and Derek Schrier, as Managing Member of IC GP, LLC, may be deemed to exercise voting and investment power over and have beneficial ownership of the securities held by Indaba Fund. Indaba Fund specifically disclaims beneficial ownership of the securities that are directly held by it by virtue of its inability to vote or dispose of such securities as a result of the delegation of voting and investment power to Indaba Management.
(11)

Kornitzer Capital Management, Inc. (“KCM”) is the investment adviser to and acting for the benefit of the Buffalo Funds. KCM may be deemed to have voting and dispositive power with respect to the shares of our Common Stock and, accordingly, may be deemed to have beneficial ownership of such shares. Craig Richard and Doug Cartwright are employees of KCM and manage the Buffalo Early Stage Growth Fund. Mr. Richard and Mr. Cartwright may be deemed to have voting and dispositive power with respect to the shares; however, Mr. Richard and Mr. Cartwright disclaim beneficial ownership of the shares held by the Buffalo Funds.

(12)

FMAB Partners LP (“FMAB”) is managed by JAJO, LLC (“JAJO”). Each of Jack D. Furst, John S. Furst and Robert S. Furst have voting and investment control over the shares of our Common Stock held by FMAB and, accordingly, may be deemed to have beneficial ownership of such shares.

(13)

Michael A Merriman and Mary Beth Sotos each have voting or investment control over the shares of our Common Stock held by Americo Life, Inc. and, accordingly, may be deemed to have beneficial ownership of such shares.

(14)

Matthew Maddox and Katherine Maddox each have voting or investment control over the shares of our Common Stock held by The Maddox Family Trust (“Maddox Trust”) and, accordingly, may be deemed to have beneficial ownership of such shares.

(15)

Staysail 16 LLC (“Staysail”) is managed by Spinnaker Capital 2018 GP LLC. Anastasios Parafestas has voting and investment control over the shares of our Common Stock held by Staysail and, accordingly, may be deemed to have beneficial ownership of such shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Holley

Management Services Agreement

On October 26, 2018, the Holley MSA Parties entered into the Management Services Agreement with Sentinel Capital Partners. In connection with, and prior to, the Closing, the Management Services Agreement was terminated. Pursuant to the Management Services Agreement, the Holley MSA Parties were collectively obligated to pay Sentinel Capital Partners an annual $3.5 million management fee for certain consulting services, payable in four quarterly installments. Pursuant to the Management Services Agreement, the management fee would have increased to $4.0 million and $5.0 million upon the achievement of certain preset benchmarks with respect to EBITDA. In addition to the annual payment, the Holley MSA Parties paid a fee of $11.8 million to Sentinel in connection with the acquisition by the Sentinel Investors of Holley in 2018 and $23.3 million to Sentinel in connection with the Business Combination. The Holley MSA Parties also reimbursed Sentinel Capital Partners for reasonable out-of-pocket fees and expenses incurred in connection with providing the consulting services. The Master Services Agreement terminated prior to the Closing. Mr. Coady, a member of the Company’s board of directors, is a partner at Sentinel.

Holley Parent LLC Grants

The Holley Stockholder previously made grants of Incentive Units from time to time pursuant to the Holley Stockholder LLCA and the Equity Grant Agreements to certain of its employees and other service providers, including certain executive officers of Holley as described in the section entitled “Executive and Director Compensation—Narrative Disclosure to the Summary Compensation Table—Incentive Units.”

On May 8, 2020, the Holley Stockholder granted Incentive Units to certain employees, including Mr. Crawford. A description of the Incentive Units granted to Mr. Crawford on May 8, 2020 is included in section entitled “Executive and Director Compensation—Narrative Disclosure to the Summary Compensation Table—Incentive Units.”

On July 13, 2021, the Holley Stockholder made certain grants of Incentive Units to each of Messrs. Tomlinson, Bardos, Nimmagadda, Crawford, Rutledge, Trussell and Bruce, which will vest on the earlier to occur of (i) July 16, 2023 (the second anniversary of the Closing Date) and (ii) the date the Holley Stockholder is liquidated. The aggregate value of the Incentive Unit grants made to each of Tomlinson, Bardos, Nimmagadda, Crawford, Rutledge, Trussell and Bruce on July 13, 2021 is set forth below. All of the Incentive Units are generally subject to the terms and conditions of the Holley Stockholder LLCA, with the Class D-1 Units, Class D-2 Units and Class D-3 Units only participating in proceeds at such time that the Sentinel Investors achieve a return on their investment of 2.0 times, 2.5 times and 3 times, respectively.

Executive Officers:	Title	Grant Date Fair Value of Grant	Number of C Units	Number of D-1 Units	Number of D-2 Units	Number of D-3 Units
Tom Tomlinson	Chief Executive Officer	$4,027,910.53	688,476.90	811,834.33	874,830.61	702,007.45
Dominic Bardos	Chief Financial Officer	$67,634.13	11,560.47	13,631.81	14,689.60	11,787.67
Vinod Nimmagadda	Executive Vice President of Corporate Development & New Ventures	$67,634.13	11,560.47	13,631.81	14,689.60	11,787.67
Sean Crawford	Chief Marketing Officer	$1,194,085.61	204,100.95	240,670.61	259,346.04	208,112.12
Terrill M. Rutledge	Chief Information Officer	$799,645,41	136,680.64	161,170.31	173,676.72	139,366.81
Stephen Trussell	VP Finance	$898,387.07	153,558.21	181,071.91	195,122.64	156,576.08
Jason Richard Bruce	VP Business Development	$865,782.63	147,985.25	174,500.41	188,041.21	150,893.58

Non-Disclosure Agreements

On August 10, 2021, the Company entered into (i) a Non-Disclosure Agreement with Sentinel Capital Partners, and Owen Basham and James Coady, each of whom were nominated to serve as a director of the Company by certain affiliates of Sentinel Capital Partners pursuant to the Stockholders’ Agreement and (ii) a Non-Disclosure Agreement with MidOcean US Advisor, LP, Matthew Rubel, who was nominated to serve as a director of the Company by certain affiliates of MidOcean US Advisor, LP pursuant to the Stockholders’ Agreement, and Graham Clempson, in his capacity as observer of the board of directors of the Company. The Non-Disclosure Agreements provide that (i) Messrs. Basham and Coady may share certain confidential information obtained in their capacity as directors of the Company with Sentinel Capital Partners and certain representatives of Sentinel Capital Partners and (ii) Messrs. Rubel and Clempson may share certain confidential information obtained in their capacity as director or board observer, as applicable, with MidOcean US Advisor, LP and certain representatives of MidOcean US Advisor, LP. Under the Non-Disclosure Agreements, Sentinel Capital Partners and MidOcean US Advisor, LP have each agreed to keep all confidential information shared pursuant to their respective Non-Disclosure Agreement strictly confidential and not disclose such information to any person other than certain representatives for certain specified permissible uses, subject to the terms and conditions of the applicable Non-Disclosure Agreement.

Empower

Founder Shares

On August 21, 2020, the Sponsor purchased 7,187,500 Founder Shares for an aggregate price of $25,000. The Sponsor agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. The forfeiture was to be adjusted to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares would represent 20.0% of Empower’s issued and outstanding shares after the initial public offering. The underwriters declined to exercise their 45-day over-allotment option in connection with our initial public offering; thus, the 937,500 Founder Shares were forfeited by the Sponsor.

Pursuant to the Sponsor Agreement, the Sponsor agreed to (i) waive certain of its anti-dilution and conversion rights with respect to the Founder Shares and (ii) an earn-out in respect of 2,187,500 Earn-Out Shares vesting in two equal tranches. 1,093,750 of the Earn-Out Shares will vest the earlier of (x) the closing price of the Common Stock equals or exceeds $13.00 per share for any twenty (20) trading days within any thirty-trading day period or (y) the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Common Stock at a price per share equal to or exceeding $13.00 per share. The other 1,093,750 of Earn-Out Shares will be subject to the same conditions but will vest at a target price that equals or exceeds $15.00 per share. The Earn-Out Shares will be forfeited by the Sponsor if the applicable conditions are not satisfied before July 16, 2028 (seven years after the Closing Date).

The Founder Shares are subject to restrictions pursuant to the agreements described in the section entitled “Securities Eligible for Resale—Lock-Up Agreements.”

Private Warrants

Simultaneously with the closing of the initial public offering, Empower sold 4,666,667 Private Warrants to the Sponsor at a price of $1.50 per Private Warrant, generating gross proceeds of $7,000,000. Each Private Warrant is exercisable for one share of Common Stock at a price of $11.50 per share. A portion of the net proceeds from the private placement was added to the proceeds from the initial public offering held in the trust account that became available following the Closing. The Private Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and Empower’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Warrants until August 15, 2021, the date that was 30 days after the Closing Date.

Registration Rights

At Closing, the Sponsor, the Company and the Holley Stockholder, amended and restated that certain Registration and Shareholder Rights Agreement, dated as of October 6, 2020. Under the A&R Registration Rights Agreement, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Company that are held by the Sponsor and the Holley Stockholder from time to time. Under the A&R Registration Rights Agreement, the Holley Stockholder and Sponsor are entitled within any twelve-month period to make four written shelf takedown requests that the Company register the resale of any or all of their Common Stock on Form S-3 (or Form S-1 if the Company is ineligible to use Form S-3), so long as such demand is for at least $30,000,000 in shares of Common Stock of all stockholders participating in such shelf takedown, or all registrable securities held by the requesting party. Subject to certain customary exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to its securities, the Company will give notice to the relevant security holders party to the A&R Registration Rights Agreement as to the proposed filing and offer such security holders an opportunity to register the resale of such number of their Common Stock as requested by such stockholders, subject to customary cutbacks in an underwritten offering. Any other stockholders of the Company with piggyback registration rights may also participate in any such registrations, subject to customary cutbacks in an underwritten offering. The registration statement of which this prospectus forms a part registers all of the shares of Common Stock and Warrants held by the Holley Stockholder and the Sponsor. The Holley Stockholder and the Sponsor also each acknowledged it is subject to the lock-up restrictions under the Seller Lock-Up Agreement and the Letter Agreement, respectively.

The registration statement of which this prospectus forms a part registers 6,250,000 shares of Common Stock and 4,666,667 Warrants held by the Sponsor and 64,673,884 shares of Common Stock held by the Holley Stockholder subject to these registration rights.

Stockholders’ Agreement

At the Closing, the Company, the Sponsor, the Sponsor Investors, the Holley Stockholder and the Sentinel Investors entered into the Stockholders’ Agreement, pursuant to which the Holley Stockholder and the Sponsor have the right to designate nominees for election to the Company’s board of directors subject to certain beneficial ownership requirements. See “Management—Director Nominations” for more information.

A&R FPA

Concurrent with the execution of the Merger Agreement, Empower and the A&R FPA Investor entered into the A&R FPA, pursuant to which the A&R FPA Investor agreed to purchase an aggregate of 5,000,000 Empower Units, or $50,000,000 in the aggregate. On July 9, 2021, Empower and A&R FPA Investor entered into that certain Assignment and Assumption Agreement with the New FPA Purchasers, pursuant to which A&R FPA Investor assigned its right to purchase 4,975,000 Empower Units to MidOcean Partners V, L.P. and 25,000 Empower Units to MidOcean Partners V Executive, L.P., in each case pursuant to the A&R FPA. Immediately prior to the Domestication, the New FPA Purchasers were issued 5,000,000 Empower Units for an aggregate purchase price of $50,000,000. Following the Domestication, each Empower Unit was subsequently separated into one share of Common Stock and one-third of one Public Warrant. Pursuant to the A&R FPA, the New FPA Purchasers agreed that they will not exercise the underlying Warrants until October 9, 2021 (the one year anniversary of Empower’s initial public offering). The A&R FPA also removed the requirement that the MidOcean investment committee approve the initial business combination prior to the sale and issuance of Empower Units.

PIPE Subscription Agreements

MidOcean Partners V, LP, an affiliate of the Sponsor, entered into a PIPE Subscription Agreement with the Company on March 11, 2021 to purchase up to 1,950,000 shares of Common Stock in connection with the Business Combination for an aggregate purchase price of $19.5 million. The terms of the PIPE Subscription Agreement entered into with MidOcean Partners V, LP are the same as other PIPE Investors. With the consent of Empower, MidOcean Partners V, LP assigned (i) 50,000 shares under its PIPE Subscription Agreement to a new PIPE Investor on March 17, 2021 and (ii) 100,000 shares under its PIPE Subscription Agreement to another new PIPE Investor on May 11, 2021.

Policies and Procedures for Related-Party Transactions

Our board of directors adopted a written policy regarding the review and approval or disapproval by our Audit Committee of transactions between us or any of our subsidiaries and any related person (defined to include our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, and any immediate family member of any of the foregoing persons) in which one or more of such related persons has a direct or indirect interest. In approving or rejecting any such transaction, our Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee. Any member of the Audit Committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote on approval or disapproval of the transaction.

DESCRIPTION OF SECURITIES

The following sets forth a summary of the material terms of our securities, including certain provisions of Delaware law and of the certificate of incorporation and the bylaws. This summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified entirely by reference to the certificate of incorporation, bylaws and the Warrant Agreement. You should refer to our certificate of incorporation, bylaws and the Warrant Agreement, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, for a complete description of the rights and preferences of our securities. The summary below is also qualified by reference to the provisions of the DGCL, as applicable.

Authorized and Outstanding Stock

The certificate of incorporation authorizes the issuance of 555,000,000 shares of capital stock, consisting of (i) 550,000,000 shares of common stock, par value $0.0001 per share and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share.

As of March 14, 2022, there were outstanding 117,993,139 shares of Common Stock, no shares of preferred stock outstanding.

Common Stock

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the certificate of incorporation, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or to one vote per share on matters to be voted on by stockholders and are not entitled to cumulative voting in the election of directors. Subject to certain limited exceptions, the holders of Common Stock shall at all times vote together as one class on all matters submitted to a vote of the holders of Common Stock under the certificate of incorporation. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our Common Stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our Common Stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

The certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The board of directors is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Company’s board of directors is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of the Company’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Dividends

Under the certificate of incorporation, holders of Common Stock are entitled to receive ratable dividends, if any, as may be declared from time-to-time by our board of directors out of legally available assets or funds. There are no current plans to pay cash dividends on Common Stock for the foreseeable future.

We have not paid any cash dividends to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Preemptive or Other Rights

The certificate of incorporation does not provide for any preemptive or other similar rights.

Election of Directors

The board of directors consists of seven directors. Under the terms of the certificate of incorporation, the board of directors is divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the 2022 annual meeting of stockholders. Class II and Class III directors will initially serve for a term expiring at the 2023 and 2024 annual meeting of stockholders, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the board of directors of the Company.

Under the certificate of incorporation, directors are elected by a plurality voting standard, whereby each of our stockholders may not give more than one vote per share towards any one director nominee. There are no cumulative voting rights.

Annual Stockholder Meetings

The bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the board of directors. To the extent permitted under applicable law, the Company may conduct meetings by remote communications.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The certificate of incorporation and bylaws provide for the indemnification of current and former officers and directors of the Company to the fullest extent permitted by Delaware law. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our certificate of incorporation. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. In connection with the Closing, we purchased a tail policy with respect to liability coverage for the benefit of our officers and directors prior to the Closing on the same or substantially similar terms of our existing policy. Pursuant to the Merger Agreement, we are required to maintain such tail policy for a period of no less than six years following the Closing.

These provisions may discourage current stockholders and future stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders and stockholders. Furthermore, a stockholder’s or stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Exclusive Forum

The certificate of incorporation provides that, unless the Company selects or consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. For purposes of the foregoing, “internal corporate claims” means claims, including claims in the right of the Company that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring any interest in any shares of Common Stock will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any FSC Enforcement Action, and (ii) having service of process made upon such holder of Common Stock in any such FSC Enforcement Action by service upon such holder of Common Stock’s counsel in such action as agent for such holder of Common Stock.

Certain Anti-Takeover Provisions of Delaware Law; Certificate of Incorporation and Bylaws

The certificate of incorporation, bylaws and DGCL contain provisions, as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Company’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Advanced Notice Requirements for Stockholder Meetings, Nominations and Proposals

The bylaws provide that special meetings of the stockholders may be called only by or at the direction of the chairman of our board of directors, the chief executive officer, the secretary, or the board of directors pursuant to a resolution adopted by a majority of the board. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.

The bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders, including the nomination of a director candidate. The bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the board of directors, (ii) otherwise properly brought before such meeting by or at the direction of the board of directors, or (iii) otherwise properly brought before such meeting by a stockholder who (A) is a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner is the beneficial owner of shares of Common Stock) both at the time of giving the notice and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with the notice procedures set forth in the bylaws as to such business. To be timely for the Company’s annual meeting of stockholders, the Company’s secretary must receive the written notice at the Company’s principal executive offices not earlier than the 120th day and not later than the 90th day before the one-year anniversary of the preceding year’s annual meeting. In the event that no annual meeting was held in the previous year or the date of the annual meeting is advanced by more than thirty (30) days or delayed (other than as a result of adjournment) by more than thirty (30) days from the first anniversary of the previous year’s annual meeting, notice by a stockholder to be timely must be received not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the date on which public announcement of the date of such meeting is first made. Nominations and proposals also must satisfy other procedural and information requirements set forth in the bylaws. The Chairperson of the board of directors of the Company may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. Class I, II and III directors shall initially serve until our 2022, 2023 and 2024 annual meetings of stockholders, respectively. Commencing with the 2024 annual meeting of stockholders, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Removal of Directors; Vacancies

Our certificate of incorporation provides that directors may be removed only for cause and only upon the affirmative vote of holders of a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our certificate of incorporation provides that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors. Therefore, stockholders are not able to elect new directors to fill any resulting vacancies that may be created as a result of such a special meeting.

Supermajority Vote Requirement to Amend the Bylaws and Certificate of Incorporation

The affirmative vote of at least (i) 66 2/3% of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, is required for stockholders to adopt, amend or repeal Article VI of the bylaws, (ii) 66.7% of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors is required for stockholders, voting as a single class, to adopt, amend or repeal Section 4.2 and Articles V, VII, VIII, X, XI and XII of the certificate of incorporation and (iii) 80% of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors is required for stockholders, voting as a single class, to adopt, amend or repeal Article IX of the certificate of incorporation.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our certificate of incorporation precludes stockholder action by written consent.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the rules of the NYSE require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of Common Stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Warrants

As of March 14, 2022, there were 14,666,644 Warrants outstanding, consisting of 9,999,977 Public Warrants and 4,666,667 Private Warrants.

Public Warrants

Each whole Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on October 9, 2021 (the one year anniversary of Empower’s initial public offering), except as discussed below. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. This means only a whole Warrant may be exercised at a given time by a Warrant holder. The Warrants will expire on July 16, 2026, the date that is five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. The registration statement of which this prospectus forms a part registers all of the Public Warrants issued pursuant to the A&R FPA and all of the Private Warrants. No Warrant will be exercisable and we will not be obligated to issue a share of Common Stock upon exercise of a Warrant unless the share of Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

We have agreed that as soon as practicable, but in no event later than twenty business days after the Closing, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the Warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Common Stock until the Warrants expire or are redeemed, as specified in the Warrant Agreement. The registration statement of which this prospectus forms a part registers all of the Public Warrants issued pursuant to the A&R FPA and all of the Private Warrants pursuant to this requirement. However, if our shares of Common Stock are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Common Stock issuable upon exercise of the Warrants is not effective by the 60th business day after the Closing, Warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the fair market value less the exercise price of the Warrants by (y) the fair market value and (B) 0.361 per Warrant. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the shares of Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the Warrant agent.

Redemption of Warrants when the price per share of Common Stock equals or exceeds $18.00. We may redeem the outstanding Warrants (except as described herein with respect to the Private Warrants) in whole and not in part, at a price of $0.01 per Warrant, upon a minimum of 30 day’s prior written notice of redemption to each Warrant holder, if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Anti-dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders.

We will not redeem the Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise of the Warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising Warrant holder to pay the exercise price for each Warrant being exercised. However, the price of the shares of Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Anti-dilution Adjustments”) as well as the $11.50 per share of Common Stock exercise price after the redemption notice is issued.

Redemption of Warrants when the price per share of Common Stock equals or exceeds $10.00. We may redeem the outstanding Warrants (except as described herein with respect to the Private Warrants) in whole and not in part, at a price of $0.10 per Warrant, upon a minimum of 30 days’ prior written notice of redemption if, and only if, the closing price of our shares of Common Stock equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Anti-dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a Warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our shares of Common Stock on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on volume weighted average price of our shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. We will provide our Warrant holders with the redemption fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth under the heading “ — Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant immediately so adjusted. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. If the exercise price of a Warrant is adjusted pursuant to the second paragraph under the heading “ — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the share prices immediately prior to the adjustment less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of Warrants)	Fair Market Value of share of Common Stock
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361

Redemption Date (period to expiration of Warrants)	Fair Market Value of share of Common Stock
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

For example, if the volume weighted average price of our shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 shares of Common Stock for each whole Warrant. However, the exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 shares of Common Stock for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Common Stock per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

This redemption feature differs from the typical Warrant redemption features used by many other blank check companies, which typically only provide for a redemption of Warrants for cash (other than the Private Warrants) when the trading price for the shares of Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the shares of Common Stock are trading at or above $10.00 per share, which may be at a time when the trading price of our shares of Common Stock is below the exercise price of the Warrants. This redemption feature was established to provide us with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold discussed above. Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Warrants based on an option pricing model with a fixed volatility input as of the date of the initial public offering prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to our capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to Warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Warrants if we determine it is in our best interest to do so. As such, we would redeem the Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Warrants and pay the redemption price to the Warrant holders.

As stated above, we can redeem the Warrants when the shares of Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Warrants when the shares of Common Stock are trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer shares of Common Stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Common Stock if and when such shares of Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder. If, at the time of redemption, the Warrants are exercisable for a security other than the shares of Common Stock pursuant to the Warrant Agreement, the Warrants may be exercised for such security. At such time as the Warrants become exercisable for a security other than the shares of Common Stock, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Maximum Percentage Procedures. A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of Common Stock is increased by a capitalization or share dividend payable in shares of Common Stock, or by a split-up of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding Common Stock. A rights offering made to all or substantially all holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the historical fair market value. If the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for shares of Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion. For these purposes, “historical fair market value” means the volume weighted average price of a share of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the shares of Common Stock on account of such shares of Common Stock (or other securities into which the Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Common Stock issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share or (c) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to amend our certificate of incorporation or bylaws with respect to any other provision relating to the rights of holders of Common Stock, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock issuable upon exercise thereof, the kind and amount of shares of Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of Common Stock, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. If less than 70% of the consideration receivable by the holders of shares of Common Stock in such a transaction is payable in the form of shares of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrants are issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as Warrant agent, and us. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 50% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders. The Warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Warrants and receive shares of Common Stock.

Private Placement Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to those of the Public Warrants. The Private Warrants (including the shares of Common Stock issuable upon exercise of the Private Warrants) were not transferable, assignable or salable until August 15, 2021, the date that was 30 days after the Closing Date (except pursuant to limited exceptions to our officers and directors and other persons or entities affiliated with the initial purchasers of the Private Warrants), and they will not be redeemable by us so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by holders other than our Sponsor or its permitted transferees, the Private Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. Any amendment to the terms of the Private Warrants or any provision of the Warrant Agreement with respect to the Private Warrants will require a vote of holders of at least 50% of the number of the then outstanding Private Warrants.

If a holder of the Private Warrants elects to exercise a Private Warrant on a cashless basis, the holder would pay the exercise price by surrendering his, her or its Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of Warrant exercise is sent to the Warrant agent. The reason these Warrants permit a cashless exercise so long as they are held by our Sponsor and its permitted transferees is because it was not known at time of issuance whether they would be affiliated with us following the Business Combination, which would significantly limit their ability to sell our securities in the open market. We have policies in place that restrict insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public investors who could exercise their Warrants and sell the shares of Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders are significantly restricted from selling such securities.

Listing of Securities

Our Common Stock and Warrants are listed on the NYSE under the symbols “HLLY” and “HLLY WS,” respectively.

Transfer Agent

The Transfer Agent and Registrar for the Common Stock and the Warrant agent for the Warrants is Continental Stock Transfer & Trust Company.

SECURITIES ELIGIBLE FOR FUTURE SALE

As of March 14, 2022, we had 117,993,139 outstanding shares of Common Stock and 14,666,644 Warrants, all of which are freely tradable without restriction or further registration under the Securities Act, subject to the expiration or, if earlier, the waiver of the lock-up periods and transfer restrictions provided for in the agreements described below in respect of resales by the parties thereto. Any shares of Common Stock issued upon exercise of outstanding Warrants have also been registered and are or will be, as applicable, freely tradeable without restriction or further registration under the Securities Act. Certain of our stockholders may be considered affiliates, which can impose some limitations on their resale of our securities. Any resales of restricted securities (as defined in Rule 144) will be subject to the registration requirements of the Securities Act, including the provisions of Rule 144 discussed below.

We cannot predict what effect, if any, sales of shares of our Common Stock or Warrants from time to time or the availability of shares of our Common Stock and Warrants for future sale may have on the market price of our securities. Sales of substantial amounts of Common Stock or Warrants, including pursuant to the offering covered by this prospectus, or the perception that such sales could occur, could adversely affect prevailing market prices for our securities and could impair our future ability to raise capital through an offering of equity securities or otherwise. See the section entitled “Risk Factors.”

Rule 144; Restrictions on Former Shell Companies

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of our Common Stock or our Warrants for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been an affiliate of us at the time of, or at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale. A non-affiliate can also include the holding period of any prior owner who was not an affiliate of ours.

Persons who have beneficially owned restricted shares of our Common Stock or our Warrants for at least six months but who are affiliates of us at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of our Common Stock or Warrants then outstanding (1,179,931 shares or 146,667 Warrants as of March 14, 2022); or

•	the average weekly reported trading volume of our Common Stock or Warrants during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•

at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company. We filed Form 10 type information on July 21, 2021.

Following the Closing on July 16, 2021, we were no longer a shell company. As a result, with respect to any securities they may hold which are restricted, (i) Sponsor and any other holder of Founder Shares or Private Warrants, as applicable, (ii) the New FPA Purchasers, and (iii) PIPE Investors would be able to sell their private placement securities, in each case pursuant to Rule 144 without registration one year after the Closing Date, assuming the Company otherwise complies with the conditions set forth above. In addition to Rule 144 restrictions, the Holley Stockholder and the Sponsor and their permitted transferees are subject to certain transfer restrictions described below.

Lock-Up Agreements

Letter Agreement

Pursuant to the terms of the Letter Agreement entered into with Empower, the Sponsor and Empower directors and executive officers have agreed not to transfer, assign or sell their Founder Shares until the earliest of (A) July 16, 2022 (one year after the Closing Date), (B) if the closing price of Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading-day period commencing December 13, 2021 (at least 150 days after the Closing Date), or (C) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all holders of Common Stock having the right to exchange their shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Sponsor with respect to any Founder Shares. The Sponsor and Empower’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Warrants until August 15, 2021, the date that was 30 days after the Closing Date.

Seller Lock-up Letter

Pursuant to the terms of the Seller Lock-up Letter, entered into with Empower and the Holley Stockholder, the Holley Stockholder agreed to certain restrictions on transfer with respect to the shares of Common Stock held by the Holley Stockholder immediately following the Closing, including a lock-up of (i) 50,750,000 shares of Common Stock until the earlier to occur of: (A) July 16, 2022 (one year after the Closing Date), (B) if the closing price of Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading-day period commencing December 13, 2021 (at least 150 days after the Closing Date), or (C) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all holders of Common Stock having the right to exchange their shares for cash, securities or other property and (ii) 16,923,884 shares of Common Stock until January 16, 2022 (six months following the Closing Date).

Registration Rights

At the Closing, the Company entered into the A&R Registration Rights Agreement, pursuant to which, among other things, the Sponsor and the Holley Stockholder specified rights to require the Company to register all or a portion of their shares of Common Stock, Private Warrants and the Common Stock underlying the Private Warrants under the Securities Act. The PIPE Investors and A&R FPA Investor also have certain customary registration rights pursuant to the PIPE Financing and A&R FPA. See the sections entitled “Certain Relationships and Related Party Transactions—Empower—Registration Rights” and “—A&R FPA.”

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Common Stock issued or issuable under our Incentive Plan. Any such Form S-8 registration statement will become effective automatically upon filing. The initial registration statement on Form S-8 was filed on September 23, 2021 and covers 8,850,000 shares of Common Stock. Once shares are registered on Form S-8, they can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates and vesting restrictions.

PLAN OF DISTRIBUTION

We are registering (i) up to 102,566,264 shares of Common Stock for possible sale by the Selling Securityholders from time to time (which includes up to 6,333,334 shares of Common Stock that are issuable upon the exercise of the Warrants by the holders thereof) and (ii) up to 6,333,334 Warrants for possible sale by the Selling Securityholders from time to time. We are required to pay all fees and expenses incident to the registration of the shares of our Common Stock and Warrants to be offered and sold pursuant to this prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Common Stock or Warrants.

We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Securityholders.

The shares of Common Stock and Warrants beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes any donee, pledgee, transferee or other successor in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. Each Selling Securityholder will act independently of us in making decisions with respect to the timing, manner and size of any sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. If the Selling Securityholders use an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the Selling Securityholders will agree in an underwriting agreement to sell to the underwriter(s), and the underwriter(s) will agree to purchase from the Selling Securityholders, the number of shares set forth in such prospectus supplement. These sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased. The Selling Securityholders may sell their shares of Common Stock or Warrants by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of NYSE;

•

through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	to or through underwriters or broker-dealers;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in options transactions;

•	through a combination of any of the above methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. See “Securities Eligible for Future Sale.”

With respect to a particular offering of the securities held by the Selling Securityholders, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

•	the specific securities to be offered and sold;

•	the names of the Selling Securityholders;

•	the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

•	settlement of short sales entered into after the date of this prospectus;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the Selling Securityholders.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares of Common Stock or Warrants or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock or Warrants in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock or Warrants in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell shares of Common Stock or Warrants short and redeliver the securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker- dealer or other financial institution of shares of Common Stock or Warrants offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge shares of Common Stock or Warrants to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of shares of Common Stock or Warrants, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover overallotments or to stabilize the price of our securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

The Selling Securityholders may solicit offers to purchase the securities directly from, and it may sell such securities directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities. Holley’s common stock is currently listed on the NYSE under the symbol “HLLY” and Holley’s warrants are currently listed on the NYSE under the symbol “HLLY WS”.

The Selling Securityholders may authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the Selling Securityholders pay for solicitation of these contracts.

In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

To our knowledge, there are currently no plans, arrangements or understandings between the Selling Securityholders and any broker-dealer or agent regarding the sale of the securities by the Selling Securityholders. Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.

Underwriters, broker-dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, broker-dealer or agent, place orders online or through their financial advisors.

In offering the securities covered by this prospectus, the Selling Securityholders and any underwriters, broker-dealers or agents who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.

The underwriters, broker-dealers and agents may engage in transactions with us or the Selling Securityholders, or perform services for us or the Selling Securityholders, in the ordinary course of business.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Selling Securityholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities offered in this prospectus by the Selling Securityholders. The anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market and to the activities of the Selling Securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities for the securities. We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer, agent or underwriter that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares of Common Stock or Warrants is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the Warrant agent, Continental Stock Transfer &

Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

We have agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Common Stock or Warrants offered by this prospectus. Agents, broker-dealers and underwriters may be entitled to indemnification by us and the Selling Securityholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, broker-dealers or underwriters may be required to make in respect thereof.

Restrictions to Sell

The Sponsor, the Empower directors and executive officers and the Holley Stockholder agreed to certain restrictions on transfer with respect to their securities pursuant to the agreements described in the section entitled “Securities Eligible for Resale — Lock-Up Agreements.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax consequences of the ownership and disposition of our Common Stock and Warrants, which we refer to collectively as our securities. This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes and is applicable only to holders who are purchasing our securities in this offering.

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors (such as the effects of Section 451 of the Code), including but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the U.S.;

•	persons that actually or constructively own five percent or more of our voting shares;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to the securities;

•	persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities;

•	controlled foreign corporations and passive foreign investment companies; and

•	tax-exempt entities.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, all of which are subject to change, possibly with retroactive effect, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and will not seek, a ruling from the United States Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its position may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for United States federal income tax purposes) is the beneficial owner of our securities, the United States federal income tax treatment of a partner or member in the partnership or other pass-through entity generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partner or member of a partnership or other pass-through entity holding our securities, we urge you to consult your tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of shares of our Common Stock or Warrants who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock or Warrants” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividends” that would be subject to tax at the maximum tax rate applicable to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock or Warrants. Upon a sale, taxable exchange or other taxable disposition of our Common Stock or Warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Common Stock or Warrants. A U.S. holder’s adjusted tax basis in its Common Stock or Warrants generally will equal the U.S. holder’s acquisition cost for the Common Stock or Warrant less, in the case of a share of Common Stock, any prior distributions treated as a return of capital.

Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Common Stock or Warrants so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares or Warrants would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Exercise, Redemption or Lapse of a Warrant. Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. holder generally will not recognize taxable gain or loss on the acquisition of our Common Stock upon exercise of a Warrant for cash. The U.S. holder’s tax basis in the share of our Common Stock received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. holder’s initial investment in the Warrant and the exercise price. It is unclear whether the U.S. holder’s holding period for the Common Stock received upon exercise of the Warrants will begin on the date following the date of exercise or on the date of exercise of the Warrants; in either case, the holding period will not include the period during which the U.S. holder held the Warrants. If a Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the Common Stock received would equal the holder’s basis in the Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Common Stock would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered Warrants equal to the number of shares of Common Stock having a value equal to the exercise price for the total number of Warrants to be exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Common Stock received in respect of the Warrants deemed surrendered and the U.S. holder’s tax basis in the Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Common Stock received would equal the sum of the fair market value of the Common Stock received in respect of the Warrants deemed surrendered and the U.S. holder’s tax basis in the Warrants exercised. It is unclear whether a U.S. holder’s holding period for the Common Stock would commence on the date following the date of exercise or on the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. holder held the Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the Common Stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If we redeem Warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Securities—Public Warrants” or if we purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to a U.S. holder, taxed as described above under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock or Warrants.”

Possible Constructive Distributions. The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this registration statement entitled “Description of Securities—Public Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares of Common Stock or to such exercise price increases the Warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our Common Stock, or as a result of the issuance of a stock dividend to holders of shares of our Common Stock, in each case which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale, taxable exchange or other taxable disposition of our shares of Common Stock and Warrants, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our Common Stock or Warrants who or that is not a U.S. holder or a partnership.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants” below.

The withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Exercise of a Warrant. The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. holder, as described under “U.S. Holders—Exercise or Lapse of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described below in “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants.”

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock or Warrants. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock or Warrants, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

We are or have been a “U.S. real property holding corporation” (or “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Common Stock, and, in the case where shares of our Common Stock or our Warrants are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Common Stock or Warrants (as applicable) at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Common Stock or Warrants (as applicable). Our Common Stock and Warrants are currently traded on the NYSE, but there can be no assurance that either will continue to be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock or Warrants will be subject to tax at generally applicable U.S. federal income tax rates and, in addition, a purchaser of our Common Stock or Warrants may be required to withhold tax with respect to that obligation. We believe that we are not currently a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

Possible Constructive Distributions. The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities—Public Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a Non-U.S. holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our Common Stock which is taxable to such holders as a distribution. Any constructive distribution received by a Non-U.S.

holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. holder received a cash distribution from us equal to the fair market value of such increased interest without any corresponding receipt of cash. Any resulting withholding tax may be withheld from future cash distributions.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our shares of Common Stock and Warrants. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Sections 1471 through 1474 of the Code (commonly known as “FATCA”), generally will impose a withholding tax of 30% on dividend income from our Common Stock paid to (i) a “foreign financial institution” (as such term is defined in Section 1471(d)(4) of the Code) (as the beneficial owner or as an intermediary for the beneficial owner), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) a foreign entity that is not a financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person as defined under the Code who directly or indirectly owns more than 10% of the entity. These rules do not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules, including pursuant to or in compliance with an intergovernmental agreement entered into between the United States and the beneficial owner’s home jurisdiction.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with the securities offered hereby may be passed upon for any underwriters, dealers or agents by counsel that will be named in the applicable prospectus supplement.

EXPERTS

The audited consolidated financial statements of Holley Inc. and Subsidiaries included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, including exhibits, with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement and the exhibits thereto. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement of which this prospectus forms a part and the exhibits thereto, are available to the public over the internet at the SEC’s website at www.sec.gov and on our website, free of charge, at www.holley.com, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Holley Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Holley Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and financial statement schedule included under Item 15 (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020

Cincinnati, Ohio

March 15, 2022

HOLLEY INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2021	2020
ASSETS
Cash and cash equivalents	$36,325	$71,674
Accounts receivable, less allowance for credit losses of $1,387 and $1,240, respectively	51,390	47,341
Inventory	185,040	133,928
Prepaids and other current assets	18,962	5,037

Total current assets	291,717	257,980

Property, plant, and equipment, net	51,495	43,729
Goodwill	411,383	359,099
Other intangibles assets, net	438,461	404,522

Total assets	$1,193,056	$1,065,330

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable	$45,708	$34,601
Accrued interest	3,359	6,588
Accrued liabilities	34,853	26,092
Acquisition contingent consideration payable	—	9,200
Current portion of long-term debt	7,875	5,528

Total current liabilities	91,795	82,009

Long-term debt, net of current portion	637,673	649,458
Long-term debt due to related party	—	20,000
Warrant liability	61,293	—
Earn-out liability	26,596	—
Deferred taxes	70,045	71,336
Other noncurrent liabilities	1,167	2,146

Total liabilities	888,569	824,949

Commitments and contingencies (Refer to Note 17 — Commitments and Contingencies)

Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding as of December 31, 2021 and 2020	—	—
Common stock, $0.0001 par value, 550,000,000 shares authorized, 115,807,337 and 67,673,884 shares issued and outstanding as of December 31, 2021 and 2020, respectively	12	7
Additional paid-in capital	329,705	238,883
Accumulated other comprehensive loss	(256)	(674)
Retained earnings (accumulated deficit)	(24,974)	2,165

Total stockholders’ equity	304,487	240,381

Total liabilities and stockholders’ equity	$1,193,056	$1,065,330

See accompanying notes to consolidated financial statements.

HOLLEY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Net sales	$692,847	$504,179	$368,663
Cost of goods sold	406,040	295,935	219,884

Gross profit	286,807	208,244	148,779

Selling, general, and administrative	116,793	70,875	62,371
Research and development costs	28,280	23,483	20,630
Amortization of intangible assets	13,999	11,082	10,456
Acquisition and restructuring costs	23,668	9,743	4,942
Related party acquisition and management fee costs	25,789	6,089	3,662
Other operating expense	755	1,517	644

Total operating expense	209,284	122,789	102,705

Operating income	77,523	85,455	46,074

Change in fair value of warrant liability	32,580	—	—
Change in fair value of earn-out liability	8,875	—	—
Loss on early extinguishment of debt	13,650	—	—

Interest expense	39,128	43,772	50,386

Total non-operating expense	94,233	43,772	50,386

(Loss) income before income taxes	(16,710)	41,683	(4,312)

Income tax expense (benefit)	10,429	8,826	(4,873)

Net (loss) income	$(27,139)	$32,857	$561

Comprehensive (loss) income:

Foreign currency translation adjustment	30	16	—
Pension liability gain (loss)	388	(293)	(123)

Total comprehensive (loss) income	$(26,721)	$32,580	$438

Weighted average shares of outstanding common stock, basic and diluted	89,959,993	67,673,884	67,673,884
Basic net (loss) income per share	$(0.30)	$0.49	$0.01
Diluted net (loss) income per share	$(0.30)	$0.49	$0.01

See accompanying notes to consolidated financial statements.

HOLLEY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount
Balance at December 31, 2018	100	$—	$236,333	$(274)	$(31,253)	$204,806
Retroactive application of recapitalization	67,673,784	7	(7)	—	—	—

Adjusted balance at December 31, 2018	67,673,884	7	236,326	(274)	(31,253)	204,806
Net income	—	—	—	—	561	561
Equity compensation	—	—	437	—	—	437
Pension liability adjustment	—	—	—	(123)	—	(123)
Capital distributions, net	—	—	(267)	—	—	(267)

Balance at December 31, 2019	67,673,884	$7	$236,496	$(397)	$(30,692)	$205,414
Net income	—	—	—	—	32,857	32,857
Equity compensation	—	—	487	—	—	487
Foreign currency translation	—	—	—	16	—	16
Pension liability adjustment	—	—	—	(293)	—	(293)
Capital contributions, net	—	—	1,900	—	—	1,900

Balance at December 31, 2020	67,673,884	$7	$238,883	$(674)	$2,165	$240,381
Net loss	—	—	—	—	(27,139)	(27,139)
Equity compensation	—	—	4,963	—	—	4,963
Foreign currency translation	—	—	—	30	—	30
Pension liability adjustment	—	—	—	388	—	388
Recapitalization transaction, net	48,133,453	5	85,859	—	—	85,864

Balance at December 31, 2021	115,807,337	$12	$329,705	$(256)	$(24,974)	$304,487

See accompanying notes to consolidated financial statements.

HOLLEY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
OPERATING ACTIVITIES
Net (loss) income	$(27,139)	$32,857	$561
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation	11,527	7,886	8,827
Amortization of intangible assets	13,999	11,082	10,456
Amortization of deferred loan costs	3,182	3,092	3,097
Increase in warrant liability	32,580	—	—
Increase in earn-out liability	8,875	—	—
Equity compensation	4,963	487	437
Change in deferred taxes	(66)	6,750	(11,489)
Loss on early extinguishment of long-term debt	13,650	—	—
Loss (gain) on disposal of property, plant and equipment	(82)	943	833
Inventory reserves	4,228	3,003	2,873
Allowance for credit losses	147	1,597	103
Change in operating assets and liabilities:
Accounts receivable	464	(11,349)	2,110
Inventories	(45,073)	22,006	(7,058)
Prepaids and other current assets	(13,408)	1,884	(378)
Accounts payable	8,727	8,399	181
Accrued interest	(3,229)	737	(2,489)
Accrued and other liabilities	8,238	(961)	1,354

Net cash provided by operating activities	21,583	88,413	9,418

INVESTING ACTIVITIES
Capital expenditures	(15,233)	(9,433)	(7,421)
Proceeds from the disposal of fixed assets	364	698	—
Cash paid for acquisitions, net	(119,220)	(156,833)	(5,937)
Trademark acquisition	—	(50)	(1,121)

Net cash used in investing activities	(134,089)	(165,618)	(14,479)

FINANCING ACTIVITIES
Net change under revolving credit agreement	25,000	(20,500)	6,500
Proceeds from long-term debt	630,000	170,000	—
Principal payments on long-term debt	(687,529)	(4,146)	(3,800)
Proceeds from Business Combination and PIPE financing, net of issuance costs paid	132,299	—	—
Deferred financing fees	(13,413)	(4,710)	—
Payment of acquisition contingent consideration	(9,200)	—	—
Capital contributions	—	—	150
Capital distributions	—	(100)	(417)

Net cash provided by financing activities	77,157	140,544	2,433

Net change in cash and cash equivalents	(35,349)	63,339	(2,628)
Cash and cash equivalents:
Beginning of period	71,674	8,335	10,963

End of period	$36,325	$71,674	$8,335

Supplemental disclosures of cash flow information:
Cash paid for interest	$38,067	$39,945	$49,778

Cash paid for income taxes	$10,648	$3,239	$4,434
Noncash investing and financing activities:
Assumption of warrant liability	$28,713	$—	$—
Assumption of earn-out liability	$17,722	$—	$—
Units exchanged in Detroit Speed transaction	$—	$2,000	$—

See accompanying notes to consolidated financial statements.

HOLLEY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

1.	DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Holley Inc., a Delaware corporation headquartered in Bowling Green, Kentucky (the “Company” or “Holley”), conducts operations through its wholly-owned subsidiaries. These operating subsidiaries are comprised of Holley Performance Products Inc. (“Holley Performance”), Hot Rod Brands, Inc. (“Hot Rod Brands”), Simpson Safety Solutions, Inc., B&M Racing and Performance Products, Inc., and Speedshop.com, Inc. Investment funds managed by Sentinel Capital Partners hold a controlling interest in Holley.

On July 16, 2021, (the “Closing” and such date, the “Closing Date”) the Company consummated the business combination (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger dated March 11, 2021 (the “Merger Agreement”), by and among Empower Ltd., (“Empower”), Empower Merger Sub I Inc. (“Merger Sub I”), Empower Merger Sub II LLC (“Merger Sub II”), and Holley Intermediate Holdings, Inc. (“Holley Intermediate”). On the Closing Date, Empower changed its name to Holley Inc. See Note 2, “Business Combination and Acquisitions,” for more information.

Holley Intermediate, the predecessor to Holley, was incorporated on October 25, 2018 to effect the merger of Driven Performance Brands, Inc. (“Driven”) and the purchase of High Performance Industries, Inc. (“HPI”). The Company designs, manufactures and distributes performance automotive products to customers primarily in the United States, Canada and Europe. The Company is a leading manufacturer of a diversified line of performance automotive products, including carburetors, fuel pumps, fuel injection systems, nitrous oxide injection systems, superchargers, exhaust headers, mufflers, distributors, ignition components, engine tuners and automotive performance plumbing products that are produced through its two major subsidiaries, Holley Performance and Hot Rod Brands. The Company is also a leading manufacturer of exhaust products as well as shifters, converters, transmission kits, transmissions, tuners and automotive software. The Company’s products are designed to enhance street, off-road, recreational and competitive vehicle performance through increased horsepower, torque and drivability. The Company has locations in North America, Canada, Italy and China.

EMERGING GROWTH COMPANY STATUS

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company is an emerging growth company, and, as such, has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards.

RISKS AND UNCERTAINTIES

COVID-19 has adversely impacted global supply chain and general economic conditions. The Company has experienced disruptions and higher costs in manufacturing, supply chain, logistical operations, and shortages of certain Company products in distribution channels. The full extent of the impact of the COVID-19 pandemic on the Company’s business and operational and financial performance and condition is currently uncertain and will depend on many factors outside the Company’s control, including but not limited to the timing, extent, duration and effects of the virus and any of its mutations, the utilization and effectiveness of treatments and vaccines, the imposition of effective public safety and other protective measures, the further impact of COVID-19 on the global economy and demand for the Company’s products and services. Should the COVID-19 pandemic, including variants such as Delta and Omicron, not improve or worsen, or if the Company’s attempt to mitigate its impact on its supply chain, operations and costs is not successful, the Company’s business, results of operations, financial condition and prospects may be adversely affected.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. These estimates require the use of judgment as future events and the effect of these events cannot be predicted with certainty. The estimates will change as new events occur, as more experience is acquired and as more information is obtained. The Company evaluates and updates assumptions and estimates on an ongoing basis and may consult outside experts to assist as considered necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with financial institutions with original maturities less than 90 days. The Federal Deposit Insurance Corporation insures financial institution deposits up to $250. The Company maintains deposits exceeding $250 in certain accounts at financial institutions. At December 31, 2021 and 2020, the Company had cash in foreign bank accounts of $5,765 and $4,607, respectively.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represent amounts due from customers in the ordinary course of business. The receivables are stated at the amount management expects to collect. The Company is subject to risk of loss from uncollectible receivables in excess of its allowance. The Company maintains an allowance for credit losses for estimated losses from customers’ inability to make required payments. In order to estimate the appropriate level of this allowance, the Company analyzes historical bad debts, customer concentrations, current customer credit worthiness, current economic trends and changes in customer payment patterns. Accounts are written off when management determines the account is uncollectable. Interest is not charged on past due accounts.

Inventory Valuation

The Company’s inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances.

Segments

The Company’s operations are managed and reported to its Chief Executive Officer (“CEO”), the Company’s chief operating decision maker, on a consolidated basis. The CEO assesses performance and allocates resources based on the consolidated results of operations. Under this organizational and reporting structure, the Company has one reportable segment.

Goodwill

Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. On an annual basis or whenever events or changes in circumstances indicate the carrying value of goodwill may have been impaired, the Company may perform a qualitative assessment to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If the Company determines that the fair value of the reporting unit is less than its carrying amount or elects not to perform a qualitative assessment, it will perform a quantitative analysis; otherwise, no further evaluation is necessary. For the quantitative impairment assessment, the Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company determines the fair value of the reporting unit based on a weighting of income and market approaches. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company will recognize a loss equal to the excess, limited to the total amount of goodwill allocated to that reporting unit. Impairments, if any, are charged directly to earnings. In 2021, the Company performed a qualitative assessment and did not identify any indicators of impairment. No impairment charges have been incurred during 2021, 2020, or 2019.

Intangible Assets Other Than Goodwill

Tradenames acquired in certain business combinations were determined to have indefinite useful lives and are not amortized, but instead are tested for impairment on an annual basis and when facts and circumstances indicate that the carrying values of the assets may be impaired. If such review indicates an asset’s carrying value may not be recoverable, an impairment loss is recognized for the excess of the carrying value over the fair value of the asset.

As part of separate business acquisitions, the Company’s customer relationships, technology and certain tradenames were identified as definite-lived intangible assets. The customer relationship intangible assets are being amortized over a ten to twenty-five year life based on the attrition rate of customers. The technology intangible assets are being amortized over a five to fourteen year life based on the lifecycle of previous technology. The tradenames are being amortized over a fifteen to twenty year life based on the estimated life of the tradename.

Property, Plant and Equipment

Property, plant and equipment acquired in various acquisitions have been recorded at fair value. All other property, plant and equipment is recorded at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for new property, plant and equipment additions are seven years to twenty-five years for buildings and improvements and three to ten years for machinery and equipment. Maintenance, repairs, and betterments which do not enhance the value of or increase the life of the assets are expensed as incurred.

Debt Issuance Costs

Debt issuance costs are being amortized using the effective interest method over the term of the related debt. As of December 31, 2021 and 2020 unamortized debt issuance costs were $13,264 and $16,684, respectively, and are included as a reduction of debt. In connection with the Company’s refinancing of its existing credit facility in 2021, a loss on the early extinguishment of debt of $13,650 was recognized for the write-off of unamortized debt issuance costs. Additionally, the Company paid $13,413 in original issue discount and issuance costs related to the new credit facility. Amortization expense for debt issuance costs was $3,182, $3,092, and $3,097 in 2021, 2020 and 2019, respectively, which is included in interest expense in the accompanying consolidated statements of comprehensive income (loss).

Self-Insurance

The Company is self-insured for employee medical and prescription drug benefits up to certain stop loss coverage amounts. The Company accrues an estimate for unpaid claims, as well as incurred but not reported claims, based upon the Company’s claim experience and expectations of future claim activity. The resulting liability and expense are reflected as a component of accrued expenses, cost of sales and selling, general and administrative expenses in the accompanying consolidated balance sheets and consolidated statements of comprehensive income (loss), respectively.

Revenue Recognition

The Company recognizes revenue with customers when control of the promised goods transfers to the customer. This generally occurs when the product is shipped to the customer. Revenue is recorded at the amount of consideration the Company expects to be entitled to in exchange for the delivered goods, which includes an estimate of variable consideration, expected returns, or refunds when applicable. The Company estimates variable consideration, such as sales incentives, by using the most likely amount approach, which considers the single most likely amount from a range of possible consideration amounts. Estimates of variable consideration result in an adjustment to the transaction price such that it is probable that a significant reversal of cumulative revenue would not occur in the future. Sales incentives and allowances are recognized as a reduction to revenue at the time of the related sale. Revenue is recorded net of sales tax. Shipping and handling fees billed to customers are included in net sales, while costs of shipping and handling are included in selling, general and administrative costs.

For more information about the Company’s revenue from contracts with customers, refer to Note 9 Revenue.

Customer Sales Incentives

Sales incentives provided take the form of either sales discounts or rebates and are treated as a reduction of net sales. The Company also maintains a cooperative advertising program with its customers and provides sales incentives to the extent of the estimated value of advertising provided by the customer on behalf of the Company. The costs incurred under the cooperative advertising program are included as a reduction of net sales.

Sales Returns

Estimated sales returns and allowances are recorded as a charge against gross sales in the period in which the related sales are recognized, net of returns to stock. The Company allows customers to return products when certain Company-established criteria are met. The Company estimates sales returns based primarily upon actual historical returns, planned product discontinuances, and promotional sales. Returned products, which are recorded as inventories, are valued at the lower of cost or net realizable value. The physical condition and marketability of the returned products are the major factors considered in estimating realizable value.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes income tax positions only if those positions are “more likely than not” of being sustained upon examination by taxing authorities. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest on liabilities for uncertain tax positions in interest expense and would recognize penalties, if any, in operating expenses in its consolidated income statements. The Company has no amounts accrued for such interest or penalties as of December 31, 2021 and 2020. The Company files income tax returns in the U.S. federal jurisdiction and various foreign and state jurisdictions.

As of December 31, 2021 and 2020, the Company did not have any unrecognized tax benefits. The statute of limitations remains open for U.S. federal income tax examinations for years ended December 31, 2018 through December 31, 2020. U.S. state jurisdictions have statues of limitations generally ranging from three to eight years. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months.

Impairment or Disposal of Long-Lived Assets

The Company accounts for long-lived assets, including intangible assets subject to amortization, in accordance with the provisions that require long-lived assets, such as property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the sum of undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Advertising

Advertising production costs are expensed the first time the advertising takes place. Total advertising expenses were $6,299, $4,379, and $3,921 for the years ended December 31, 2021, 2020, and 2019, respectively. Advertising costs are classified as a component of selling, general and administrative costs in the accompanying consolidated statements of comprehensive income (loss).

Research and Development Costs

Research, development, pre-production and start-up costs related to both present and future products are expensed as incurred. Such costs amount to $28,280, $23,483, and $20,630 for the years ended December 31, 2021, 2020, and 2019, respectively.

Other Comprehensive Income (Loss)

Comprehensive loss encompasses all changes in stockholder’s equity and includes net income, change in the foreign currency translation adjustment and minimum pension liability. The Company’s accumulated other comprehensive loss shown on the consolidated balance sheets as of December 31, 2021 and 2020 consists of minimum pension loss of $302 and $690, respectively, and foreign currency translation adjustments of $(46) and $(16), respectively.

Foreign Currencies

The functional currency of the Company’s Italian subsidiary is the Euro. Assets and liabilities of foreign operations are translated using period end exchange rates. Revenue and expenses are translated using average exchange rates during each period reported. Translation gains are reported in accumulated other comprehensive loss as a component of shareholders equity and were $30 and $16 as of December 31, 2021 and 2020, respectively. The Company recognizes foreign currency transaction gains (losses) on certain assets and liabilities. These transaction (gains) losses are reported in other expense in the consolidated statements of comprehensive income (loss) and were $44, $(284), and $(27) for the years ended December 31, 2021, 2020 and 2019, respectively.

Earnings per Share

Earnings per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. The dilutive effect of these potential common shares is reflected in diluted earnings per share by application of the treasury stock method.

Warrants

The Company reviews the terms of warrants to purchase its common stock to determine whether warrants should be classified as liabilities or stockholders’ equity in its consolidated balance sheet. In order for a warrant to be classified in stockholders’ equity, the warrant must be (a) indexed to the Company’s equity and (b) meet the conditions for equity classification in Accounting Standards Codification (“ASC”) Subtopic 815-40, Derivatives and Hedging-Contracts in an Entity’s Own Equity. If a warrant does not meet the conditions for equity classification, it is carried in the consolidated balance sheet as a warrant liability measured at fair value, with subsequent changes in the fair value of the warrant recorded in the consolidated statements of comprehensive income as a non-operating expense. If a warrant meets both conditions for equity classification, the warrant is initially recorded in additional paid-in capital on the consolidated balance sheet, and the amount initially recorded is not subsequently re-measured at fair value.

Equity-Based Compensation

The Company accounts for equity-based awards granted to employees and nonemployees under the fair value method prescribed by ASC Subtopic 718-10, Stock Compensation. Equity-based compensation cost is measured based on the estimated grant date fair value of the award and is recognized as expense over the requisite service period (generally the vesting period). The Company accounts for forfeitures as they occur.

The fair value of stock options is estimated using the Black Scholes option-pricing model. Restricted stock units are valued at the stock price on the grant date. The fair value of profit interest units (“PIUs”) granted by Holley Parent Holdings, LLC (the “Holley Stockholder” or “Parent”) is estimated based on the Company’s estimated equity value for each unit class at the time of granting using the Black-Scholes option-pricing model, discounted to reflect market considerations for illiquidity.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs to the extent possible. The inputs used to measure fair value are prioritized based on a three-level hierarchy, which are defined as follows:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recent Accounting Pronouncements

Accounting Standards Recently Adopted

The FASB issued 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in ASU 2016-13 will provide more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The ASU is effective for annual reporting periods beginning after December 15, 2022. The Company early adopted the standard in 2020. There was no material impact of adopting this guidance on its financial statements.

Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires lessees to recognize right-of-use assets, representing their right to use the underlying asset for the lease term, and lease liabilities on the balance sheet for all leases with terms greater than 12 months. The Company has substantially completed its preparation for the adoption of this new accounting standard. This included assessing the completeness of our lease arrangements, evaluating practical expedients and accounting policy elections, and executing changes to our business process. ASU 2016-02 is effective for the Company beginning January 1, 2022. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The Company expects to elect certain practical expedients, including the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs, and is evaluating the other practical expedients available under the guidance. The Company also plans to elect the optional transition method that will give companies the option to use the effective date as the date of initial application on transition, and as a result, we will not adjust our comparative period financial information or make the new required lease disclosures for periods before the effective date. The Company anticipates the adoption of this new standard will result in an increase of approximately 3 percent of total assets and approximately 4 percent of total liabilities on our consolidated balance sheet. We do not expect the new standard to have a material impact on the Company’s consolidated statement of income or consolidated statement of cash flows. While we are substantially complete with the process of quantifying the impacts that will result from applying the new guidance, our assessment will be finalized during the first quarter of 2022.

In August 2018, the FASB issued ASU 2018-14, Compensation — Retirements Benefits — Defined Benefit Plans — General (Subtopic 715-20). The ASU is effective for the Company for annual reporting periods beginning after December 15, 2021 with early adoption permitted. This guidance should be applied on a retrospective basis to all periods presented. The ASU will update disclosure requirements for employers that sponsor defined benefit pension or other post retirement plans. The Company is in the process of terminating its defined benefit pension plan and does not expect this guidance to have a significant impact on its financial statements or related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) which is intended to simplify various aspects related to accounting for income taxes. This ASU is effective for the Company for annual reporting periods beginning after December 15, 2021 and interim periods therein, with early adoption permitted. The ASU removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). The ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Adoption of the provisions of ASU 2020-04 are optional and are effective from March 12, 2020 through December 31, 2022. As of December 31, 2021, the Company did not adopt any expedients or exceptions under ASU 2020-04. The Company will continue to evaluate the impact of ASU 2020-04 and whether it will apply the optional expedients and exceptions.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (Subtopic 470-20). The ASU is effective for the Company for annual reporting periods beginning after December 15, 2023 and interim periods therein, with early adoption permitted as of the beginning of the Company’s annual fiscal year. The ASU includes amendments to the guidance on convertible instruments and the derivative scope exception for contracts in an entity’s own equity and simplifies the accounting for convertible instruments which include beneficial conversion features or cash conversion features by removing certain separation models in Subtopic 470-20. Additionally, the ASU requires entities to use the “if-converted” method when calculating diluted earnings per share for convertible instruments. When adopted, the ASU will result in changes in the fair value of its public warrants being recognized through equity rather than through the statement of income. The Company plans to early adopt the standard as of January 1, 2022.

2.	BUSINESS COMBINATION AND ACQUISITIONS

BUSINESS COMBINATION

On July 16, 2021, Holley consummated the Business Combination pursuant to the terms of the Merger Agreement, whereby (i) Merger Sub I, a direct wholly owned subsidiary of Empower, merged with and into Holley Intermediate, with Holley Intermediate surviving such merger as a wholly owned subsidiary of Holley (“Merger I”) and (ii) Merger Sub II, a direct wholly owned subsidiary of Empower, merged with and into Holley Intermediate, with Merger Sub II surviving such merger as a wholly owned subsidiary of Holley (“Merger II”).

Pursuant to the Merger Agreement, at the Closing, all outstanding shares of Holley Intermediate common stock as of immediately prior to the effective time of Merger I were cancelled and the Holley Stockholder, the sole stockholder of Holley Intermediate, received $264,718 in cash and 67,673,884 shares of common stock (at a deemed value of $10.00 per share). The Company’s common stock is listed on the NYSE under the symbol “HLLY.”

In connection with the Business Combination, a number of subscribers purchased from the Company an aggregate of 24,000,000 shares of common stock (the “PIPE”), for a purchase price of $10.00 per share, or

$240,000 in the aggregate. Per the Merger Agreement, $100,000 of the PIPE proceeds were used to partially pay off Holley’s debt.

Pursuant to the Amended and Restated Forward Purchase Agreement (“A&R FPA”), at the Closing, 5,000,000 shares of the Company’s common stock and 1,666,667 warrants were issued to certain investors for an aggregate purchase price of $50,000. Pursuant to the A&R FPA, each warrant entitles the holder to purchase one share of the Company’s common stock at a price of $11.50 per share (the ”Public Warrants”), subject to certain conditions.

The Company also assumed 8,333,310 Public Warrants and 4,666,667 private placement warrants (the “Private Warrants”, and together with the Public Warrants, the “Warrants”) upon the Business Combination, all of which were issued in connection with Empower’s initial public offering. Each Warrant represents the right to purchase one share of the Company’s common stock at a price of $11.50 per share, subject to certain conditions. The Warrants are exercisable commencing on October 9, 2021 (the one-year anniversary of Empower’s initial public offering) and expire on July 16, 2026 (five years after the Closing Date). The Public Warrants are listed on the NYSE under the symbol “HLLY WS.”

Additionally, Empower Sponsor Holdings LLC (the “Sponsor”) may be entitled to receive up to 2,187,500 shares of the Company’s common stock vesting in two equal tranches upon achieving certain market share price milestones as outlined in the Merger Agreement during the earn-out period (“the “Earn-Out Shares”). The Earn-Out Shares will be forfeited if the applicable conditions are not satisfied before July 16, 2028 (seven years after the Closing Date). The earnout is classified as a liability in the consolidated balance sheet and is re-measured at fair value with changes in the post-Business Combination fair value recognized in the Company’s consolidated statement of comprehensive income (loss) as non-operating expense.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. This determination was primarily based on the Holley Stockholder having a relative majority of the voting power of the Company, the operations of Holley prior to the acquisition comprising the only ongoing operations of the Company, and senior management of Holley comprising the majority of the senior management of the Company. Under this method of accounting, Empower was treated as the acquired company for financial reporting. Accordingly, the Business Combination was accounted for as the equivalent of Holley issuing stock for the net assets of Empower, accompanied by a recapitalization. The net assets of Empower are stated at historical cost, with no goodwill or other intangible assets recorded. Reported amounts from operations included herein prior to the Business Combination are those of Holley Intermediate. The shares and corresponding capital amounts and earnings per share, prior to the Business Combination, have been retroactively restated based on shares received by the Holley Stockholder.

The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows for the year ended December 31, 2021:

Recapitalization
Cash - Empower’s trust and cash (net of redemptions of $99,353 and transaction costs of $44,314)	$107,017
Cash - Forward Purchase Agreement	50,000
Cash - PIPE Financing	240,000

Net cash provided by Business Combination and PIPE Financing	397,017
Less: cash consideration paid to Holley Stockholder	(264,718)

Net contributions from Business Combination and PIPE Financing	$132,299

ACQUISITIONS

During the three years ended December 31, 2021, the Company completed 12 acquisitions. These acquisitions are expected to enhance the Company’s portfolio of products and services in the automotive aftermarket and automotive safety solutions market.

The company accounts for acquisitions using the acquisition method, and accordingly, the purchase price has been allocated based upon the fair value of the assets acquired and liabilities assumed. The valuation of the assets acquired and liabilities assumed is subject to revision. If additional information becomes available, the Company may further revise the purchase price allocation as soon as practical, but no later than one year from the acquisition date; however, material changes are not expected. Goodwill generated by the acquisitions is primarily attributable to the strong market position of the entities acquired.

Purchase price consideration for all acquisitions was paid primarily in cash. All acquisitions were for 100 percent of the acquired business and are reported in the Consolidated Statements of Cash Flows, net of acquired cash and cash equivalents. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are typically expensed in the periods in which the costs are incurred and are recorded in acquisition and restructuring costs. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

In 2021, the Company acquired substantially all the assets of Finspeed, LLC (“Finspeed”), Classic Instruments LLC (“Classic Instruments”), ADS Precision Machining, Inc., doing business as Arizona Desert Shocks (“ADS”), Rocket Performance Machine, Inc., doing business as Rocket Racing Wheels (“Rocket”), and Speartech Fuel Injections Systems, Inc. (“Speartech”). These five acquisitions were individually immaterial business combinations that are material in the aggregate. Cash paid for the five immaterial acquisitions, net of cash acquired, was $19,685, and was funded with borrowings from the Company’s credit facility and cash on hand. The acquisitions resulted in both amortizable and non-amortizable intangibles and goodwill totaling $13,145. The goodwill and intangibles generated as a result of these acquisitions are deductible for income tax purposes. Pro forma results of operations and the results of operations since the acquisition dates for these immaterial acquisitions have not been separately disclosed because the effects were not significant compared to the consolidated financial statements, individually or in the aggregate. The determination of the final purchase price allocation to specific assets acquired and liabilities assumed may change in future periods as the fair value estimates of inventory and intangibles are completed.

The allocation of the purchase price to the assets acquired and liabilities assumed was based on estimates of the fair value of the net assets as follows:

Cash	$122
Accounts receivable	618
Inventory	3,975
Property, plant and equipment	2,274
Other assets	23
Tradenames	2,608
Customer relationships	2,450
Goodwill	8,087
Accounts payable	(343)
Accrued liabilities	(129)

$19,685

The fair value of the acquired customer relationship intangible assets were estimated using the excess earnings approach. The customer relationship intangible assets are being amortized based on the attrition rate of customers which have an estimated weighted average life of 18 years. The fair value of the acquired tradenames intangible asset was estimated using the relief from royalty method, a form of the income approach. The tradenames were determined to have an indefinite life.

The remaining seven acquisitions completed during the three years ended December 31, 2021 are described below.

Baer, Inc.

On December 23, 2021, the Company acquired substantially all the assets and liabilities of Baer, Inc., doing business as Baer Brakes (“Baer”). Consideration for the assets acquired was cash payments of $22,170. The acquisition resulted in both amortizable and non-amortizable intangibles and goodwill totaling $19,068. The goodwill and intangibles generated as a result of this acquisition are deductible for income tax purposes. The purchase price was funded with borrowings from the Company’s credit facility and cash on hand. The determination of the final purchase price allocation to specific assets acquired and liabilities assumed may change in future periods as the fair value estimates of inventory and intangibles are completed.

The allocation of the purchase price to the assets acquired and liabilities assumed was based on estimates of the fair value of the net assets as follows:

Accounts receivable	$627
Inventory	1,813
Property, plant and equipment	695
Other assets	76
Tradenames	4,630
Customer relationships	6,075
Goodwill	8,363
Accounts payable	(81)
Accrued liabilities	(28)

$22,170

The fair value of the acquired customer relationship intangible asset was estimated using the excess earnings approach. The customer relationship intangible asset is being amortized based on the attrition rate of customers which was determined to be 20 years. The fair value of the acquired tradenames intangible asset was estimated using the relief from royalty method, a form of the income approach. The tradenames were determined to have an indefinite life.

The contractual value of the accounts receivable acquired was $800.

The Company incurred transaction costs in the amount of $222, which are reflected in operating expenses for the year ended December 31, 2021.

Brothers Mail Order Industries, Inc.

On December 16, 2021, the Company acquired substantially all the assets and liabilities of Brothers Mail Order Industries, Inc., doing business as Brothers Trucks (“Brothers”). Consideration for the assets acquired was cash payments of $25,836. The acquisition resulted in non-amortizable intangibles and goodwill totaling $24,536. The goodwill and intangibles generated as a result of this acquisition are deductible for income tax purposes. The purchase price was funded with borrowings from the Company’s credit facility and cash on hand. The determination of the final purchase price allocation to specific assets acquired and liabilities assumed may change in future periods as the fair value estimates of inventory and intangibles are completed.

The allocation of the purchase price to the assets acquired and liabilities assumed was based on estimates of the fair value of the net assets as follows:

Accounts receivable	$22
Inventory	1,682
Property, plant and equipment	20
Other assets	13
Tradenames	4,975
Goodwill	19,561
Accounts payable	(34)
Accrued liabilities	(403)

$25,836

The fair value of the acquired tradenames intangible asset was estimated using the relief from royalty method, a form of the income approach. The tradenames were determined to have an indefinite life.

The contractual value of the accounts receivable acquired was $22.

The Company incurred transaction costs in the amount of $191, which are reflected in operating expenses for the year ended December 31, 2021.

Advance Engine Management Inc.

On April 14, 2021, the Company acquired substantially all the assets and liabilities of Advance Engine Management Inc. doing business as AEM Performance Electronics (“AEM”). Consideration for the assets acquired was cash payments of $51,243. The acquisition resulted in both amortizable and non-amortizable intangibles and goodwill, totaling $44,486. The goodwill and intangibles generated as a result of this acquisition are deductible for income tax purposes. The purchase price was funded from cash on hand.

The determination of the final purchase price allocation to specific assets acquired and liabilities assumed was adjusted to reflect the final fair value estimate of acquired assets and liabilities, as noted below. The allocation of the purchase price to the assets acquired and liabilities assumed was based on estimates of the fair value of the net assets as follows:

	April 14, 2021 (as initially reported)	Measurement Period Adjustments	April 14, 2021 (as adjusted)
Accounts receivable	$3,454	$(61)	$3,393
Inventory	3,892	—	3,892
Property, plant and equipment	1,342	—	1,342
Other assets	493	(91)	402
Tradenames	10,760	—	10,760
Customer relationships	14,640	—	14,640
Patents	1,970	—	1,970
Technology intangibles	110	—	110
Goodwill	17,426	(420)	17,006
Accounts payable	(2,032)	110	(1,922)
Accrued liabilities	(489)	139	(350)

	$51,566	$(323)	$51,243

The fair value of the acquired customer relationship intangible asset was estimated using the excess earnings approach. The customer relationship intangible asset is being amortized based on the attrition rate of customers which was determined to be 20 years. The fair value of the acquired tradenames and patents intangible assets were estimated using the relief from royalty method, a form of the income approach. The tradenames were determined to have an indefinite life. The patents are being amortized over 13 years based on the weighted average remaining life of the patent portfolio.

The contractual value of the accounts receivable acquired was $3,454.

The Company’s results for the year ended December 31, 2021 include $16,593 of net sales and $2,664 of net income from AEM since the date of acquisition. The Company incurred transaction costs in the amount of $2,264, which are reflected in operating expenses for the year ended December 31, 2021.

Drake Automotive Group LLC

On November 11, 2020, the Company acquired Drake Automotive Group LLC (“Drake”). The purchase price was $49,104. The Company acquired 100% of the outstanding member units of Drake. Consideration for the assets acquired consisted of cash payments of $47,104 plus an estimated earn-out payment of $2,000 based on expected 2020 performance. The earn-out payment of $2,000 was paid in March 2021. The acquisition resulted in both amortizable and non-amortizable intangibles and goodwill, totaling $32,441. The goodwill and intangibles generated as a result of this acquisition are deductible for income tax purposes. The purchase price was funded from the proceeds of debt and cash on hand.

The allocation of the purchase price to the assets acquired and liabilities assumed was based on estimates of the fair value of the net assets as follows:

Cash	$205
Accounts receivable	3,947
Inventory	14,198
Property, plant and equipment	1,296
Other assets	189
Tradenames	7,715
Customer relationships	17,175
Goodwill	7,551
Accounts payable	(2,524)
Accrued liabilities	(648)

$49,104

The fair value of the acquired customer relationship intangible asset was estimated using the excess earnings approach. The customer relationship intangible asset is being amortized based on the attrition rate of customers which was determined to be 20 years. The fair value of the acquired tradenames intangible asset was estimated using the relief from royalty method, a form of the income approach. The tradenames were determined to have an indefinite life.

The contractual value of the accounts receivable acquired was $4,155.

Simpson Performance Products, Inc.

On November 16, 2020, the Company acquired Simpson Performance Products, Inc. (“Simpson”). The purchase price was $117,409. The Company acquired 100% of the outstanding common stock of Simpson. Consideration for the assets acquired consisted of cash payments of $110,209 and an earnout initially valued at $7,200. The acquisition resulted in both amortizable and non-amortizable intangibles and goodwill, totaling $107,618. The goodwill and intangibles generated as a result of this acquisition are not deductible for income tax purposes. The purchase price was funded from the proceeds of debt and cash on hand.

The purchase agreement included a potential contingent payment based on the performance for the twelve months ended October 3, 2021. The seller could earn up to an additional $25,000. The fair value of this contingent payment was initially determined to be $7,200 using the “Bull Call” option strategy utilizing the option values from the Black-Scholes Option Pricing Model. Based on actual performance and updated projections of Simpson’s performance for the earn-out period, the fair value of the contingent payment was determined to be $24,373, resulting in an adjustment of $17,173, which is recognized in acquisition and restructuring costs in the consolidated statement of comprehensive income for the year ended December 31, 2021.

The determination of the final purchase price allocation to specific assets acquired and liabilities assumed was adjusted to reflect the final fair value estimate of finished goods inventory, as noted below. The allocation of the purchase price to the assets acquired and liabilities assumed was based on estimates of the fair value of the net assets as follows:

	November 16, 2020 (as initially reported)	Measurement Period Adjustments	November 16, 2020 (as adjusted)
Cash	$7,715	$—	$7,715
Accounts receivable	3,894	—	3,894
Inventory	19,265	(770)	18,495
Property, plant and equipment	5,952	—	5,952
Other assets	1,613	—	1,613
Tradenames	23,980	—	23,980
Customer relationships	28,770	—	28,770
Patents	2,720	—	2,720
Goodwill	51,305	(893)	50,412
Accounts payable	(2,483)	—	(2,483)
Accrued liabilities	(7,787)	361	(7,426)
Deferred tax liability	(12,993)	1,375	(11,618)
Debt	(4,615)	—	(4,615)

	$117,336	$73	$117,409

The fair value of the acquired customer relationship intangible asset was estimated using the excess earnings approach. The customer relationship intangible asset is being amortized based on the attrition rate of customers which was determined to be 20 years. The fair value of the acquired tradenames and patents intangible assets were estimated using the relief from royalty method, a form of the income approach. The tradenames were determined to have an indefinite life. The patents are being amortized over 10 years based on the weighted average remaining life of the patent portfolio.

The contractual value of the accounts receivable acquired was $3,894.

Detroit Speed, Inc.

On December 18, 2020, the Company acquired Detroit Speed, Inc. (“Detroit Speed”). The purchase price was $11,297. The Company acquired substantially all of the assets and liabilities of Detroit Speed. Consideration for the assets acquired includes cash payments of $9,297 and Class A Units of Parent of $2,000. The acquisition resulted in both amortizable and non-amortizable intangibles and goodwill, totaling $4,323. The goodwill and intangibles generated as a result of this acquisition are partially deductible for income tax purposes. The purchase price was funded from cash on hand and distribution of Class A Units of Parent.

The allocation of the purchase price to the assets acquired and liabilities assumed was based on estimates of the fair value of the net assets as follows:

	November 16, 2020 (as initially reported)	Measurement Period Adjustments	November 16, 2020 (as adjusted)
Cash	$1,784	$—	$1,784
Accounts receivable	418	—	418
Inventory	3,478	(324)	3,154
Property, plant and equipment	3,040	—	3,040
Other assets	215	—	215
Tradenames	1,127	—	1,127
Customer relationships	560	—	560
Goodwill	2,636	159	2,795
Accounts payable	(668)	—	(668)
Accrued liabilities	(1,019)	500	(519)
Deferred tax liability	(274)	—	(274)

	$11,297	$335	$11,632

The fair value of the acquired customer relationship intangible asset was estimated using the excess earnings approach. The customer relationship intangible asset is being amortized based on the attrition rate of customers which was determined to be 10 years. The fair value of the acquired tradenames intangible asset was estimated using the relief from royalty method, a form of the income approach. The tradenames were determined to have an indefinite life.

The contractual value of the accounts receivable acquired was $418.

Range Technologies Inc.

On October 18, 2019, the Company acquired Range Technologies Inc. (“Range”). The Company acquired 100% of the issued and outstanding common stock of Range. The purchase price was cash consideration of $7,239. The acquisition resulted in both amortizable and non-amortizable intangibles and goodwill, totaling $8,277. The goodwill and intangibles generated as a result of this acquisition are not deductible for income tax purposes. The purchase price was cash funded.

The allocation of the purchase price to the assets acquired and liabilities assumed was based on estimates of the fair value of the net assets as follows:

Cash	$218
Accounts receivable	94
Inventory	231
Property, plant and equipment	7
Other assets	60
Tradename	510
Technology intangible	5,695
Goodwill	2,072
Accounts payable	(64)
Accrued liabilities	(4)
Deferred tax liability	(1,580)

$7,239

The fair value of the acquired technology intangible asset was estimated using the relief from royalty method, a form of the income approach. The technology intangible asset is being amortized over the estimated lifecycle of the technology which was determined to be 14 years. The fair value of the acquired tradename intangible asset was estimated using the relief from royalty method, a form of the income approach. The tradename was determined to have an indefinite life.

The contractual value of the accounts receivable acquired was $94.

The following table provides the unaudited consolidated pro forma results for the periods presented as if Baer, Brothers, AEM, Drake, Simpson, and Detroit Speed had been acquired as of January 1, 2020.

	For the years ended
	December 31, 2021	December 31, 2020
Pro forma net sales	$727,369	$631,560
Pro forma net income (loss)	(8,464)	31,435

The following table presents the supplemental and unaudited pro forma results as if Range, Drake, Simpson and Detroit Speed had been acquired as of January 1, 2019:

	For the years ended
	December 31, 2020	December 31, 2019
Pro forma net sales	$584,270	$461,418
Pro forma net income (loss)	37,304	(8,799)

The pro forma results include the effects of the amortization of purchased intangible assets and acquired inventory step-up. The pro forma results are based upon unaudited financial information of the acquired entity and are presented for informational purposes only and are not necessarily indicative of the results of future operations or the results that would have occurred had the acquisitions taken place in the periods noted.

3.	INVENTORY

Inventories of the Company consisted of the following:

	December 31,
	2021	2020
Raw materials	$54,818	$44,474
Work-in-process	21,728	12,946
Finished goods	108,494	76,508

	$185,040	$133,928

4.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment of the Company consisted of the following:

	December 31,
	2021	2020
Land	$1,330	$1,330
Buildings and improvements	10,623	8,594
Machinery and equipment	56,824	44,690
Construction in process	12,859	8,088

Total property, plant and equipment	81,636	62,702
Less: accumulated depreciation	30,141	18,973

Property, plant and equipment, net	$51,495	$43,729

The Company’s long-lived assets by geographic locations are as follows:

	December 31,
	2021	2020
United States	$49,547	$42,264
International	1,948	1,465

Total property, plant and equipment, net	$51,495	$43,729

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

The following presents changes to goodwill for the periods indicated:

Balance at December 31, 2019	$297,607
Drake acquisition	7,551
Simpson acquisition	51,305
Detroit Speed acquisition	2,636

Balance at December 31, 2020	359,099
AEM acquisition	17,426
Classic Instruments acquisition	4,912
Speartech acquisition	2,705
ADS acquisition	1,260
Baer acquisition	8,363
Brothers acquisition	19,561
Rocket acquisition	2,141
Measurement period adjustments*	(4,084)

Balance at December 31, 2021	$411,383

*	See Note 2, “Business Combination and Acquisitions – Simpson Performance Products, Inc. and Advance Engine Management Inc.”

Goodwill represents the premium paid over the fair value of the net tangible and identifiable intangible assets acquired in the Company’s business combinations. The measurement period for the valuation of assets acquired and liabilities assumed ends as soon as information on the facts and circumstances that existed as of the acquisition date becomes available, not to exceed 12 months. Adjustments in purchase price allocations may require a change in the amounts allocated to goodwill during the periods in which the adjustments are determined.

Intangible assets consisted of the following:

	December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets:
Customer relationships	$268,438	$(32,662)	$235,776
Tradenames	13,775	(4,119)	9,656
Technology	26,675	(9,080)	17,595

Total finite-lived intangible assets	$308,888	$(45,861)	$263,027

Indefinite-lived intangible assets:
Tradenames	$175,434	—	$175,434

	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Finite-lived intangible assets:
Customer relationships	$245,274	$(21,819)	$223,455
Tradenames	13,775	(3,369)	10,406
Technology	24,595	(6,674)	17,921

Total finite-lived intangible assets	$283,644	$(31,862)	$251,782

Indefinite-lived intangible assets:
Tradenames	$152,740	—	$152,740

The following outlines the estimated future amortization expense related to intangible assets held as of December 31, 2021:

2022	$14,644
2023	14,481
2024	13,668
2025	13,638
2026	13,532
Thereafter	193,064

Total	$263,027

6.	DEBT

Debt of the Company consisted of the following:

	December 31,
	2021	2020
First lien term loan due November 17, 2028	$630,000	$—
Revolver	25,000	—
First lien note	—	541,969
Second lien note	—	145,000
Other	3,812	4,701
Less unamortized debt issuance costs	(13,264)	(16,684)

	645,548	674,986
Less current portion of long-term debt	(7,875)	(5,528)

	$637,673	$669,458

On November 18, 2021, the Company entered into a new credit facility with a syndicate of lenders and Wells Fargo Bank, N.A., as administrative agent for the lenders, letter of credit issuer and swing line lender (the “Credit Agreement”). The financing consists of a seven-year $600,000 first lien term loan, a five-year $125,000 revolving credit facility, and a $100,000 delayed draw term loan. As of December 31, 2021, the Company had drawn $30,000 under the delayed draw term loan.

The delayed draw term loan is available for six months and is subject to the satisfaction of certain conditions precedent, including, but not limited to, the consent of the lenders providing the delayed draw term loan. In addition, the credit facility includes a letter of credit facility in the amount of $10,000, pursuant to which letters of credit may be issued as long as revolving loans may be advanced and subject to availability under the revolving credit facility. The Company had $1,200 in outstanding letters of credit at December 31, 2021.

Proceeds from the new credit facility were used to repay in full the obligations outstanding under both the Company’s existing first lien and second lien notes and to pay $13,413 in original issue discount and issuance costs related to the refinancing. The proceeds of any delayed draw loans made after closing may be used by the Company to finance acquisitions.

The first lien term loan is to be repaid in quarterly payments of $1,500 from December 31, 2021 to September 30, 2028 with the balance due upon maturity on November 17, 2028. Beginning with the fiscal year ending on December 31, 2022, at the end of each fiscal year, the Company is required to make a payment based on its available free cash flow (as defined in the Credit Agreement). Any such payments offset future mandatory quarterly payments.

Amounts outstanding under the new credit facility will accrue interest at a rate equal to either LIBOR or base rate, at the Company’s election, plus a specified margin. In the case of revolving credit loans and letter of credit fees, the specified margin is based on the Company’s Total Leverage Ratio, as defined in the Credit Agreement. Commitment fees payable under the revolving credit facility are based on the Company’s Total Leverage Ratio. At December 31, 2021, the weighted average interest rate on the Company’s borrowings under the credit facility was 4.5%.

Obligations under the Credit Agreement are secured by substantially all of the Company’s assets. The Credit Agreement includes representations and warranties, and affirmative and negative covenants customary for financings of this type, including, but not limited to, limitations on restricted payments, additional borrowings, additional investments, and asset sales. It also requires that Holley maintain on the last day of each quarter, a Total Leverage Ratio not to exceed a maximum amount. At December 31, 2021, the Company was in compliance with all financial covenants.

Some of the lenders and their affiliates have various relationships with the Company in the ordinary course of business involving the provision of financial services, including cash management, commercial banking, investment banking or other services.

In 2021, as a result of prepayments of the Company’s existing first lien and second lien notes, losses of $13,650 were recognized on the early extinguishment of debt due to the write-off of unamortized debt issuance costs.

The first lien note totaled $600,000, comprised of two parts: a revolving component with maximum borrowings of $50,000, and a $550,000 term loan. The proceeds of the new first lien term loan were used to repay the $537,820 outstanding principal balance of the existing first lien note, which resulted in a loss of $11,638 from the write-off of unamortized debt issuance costs. The interest rate for the first lien note LIBOR rate loans was 5.2% at December 31, 2020. There were no prime rate loans as of December 31, 2020. The Company had $1,200 in outstanding letters of credit under the first lien note at December 31, 2020.

The second lien note totaled $145,000. On July 16, 2021, the Company used a portion of the net proceeds from the Business Combination to repay $100,000 of the outstanding principal of the second lien note, which resulted in a loss of $1,425 from the write-off of unamortized debt issuance costs. The remaining $45,000 outstanding balance was repaid with proceeds from the new first lien term loan, which resulted in a loss of $587 from the write-off of unamortized debt issuance costs. The interest rate for the second lien note LIBOR rate loan was 8.7% at December 31, 2020. Sentinel Capital Partners Junior Fund I, a related party, held $20,000 of the second lien note at December 31, 2020.

Future maturities of long-term debt and amortization of debt issuance costs as of December 31, 2021 are as follows:

	Debt	Debt Issuance Costs
2022	$8,774	$1,769
2023	7,207	1,817
2024	7,215	1,708
2025	7,391	1,912
2026	31,300	1,964
Thereafter	596,925	4,094

	$658,812	$13,264

7.	COMMON STOCK WARRANTS

Upon the Closing, there were 14,666,644 Warrants, consisting of 9,999,977 Public Warrants and 4,666,667 Private Warrants, outstanding to purchase shares of the Company’s common stock that were issued by Empower prior to the Business Combination. Each warrant entitles the registered holder to purchase one share of the Company’s common stock at a price of $11.50 per share, subject to adjustments, commencing on October 9, 2021 (the one-year anniversary of Empower’s initial public offering), provided that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities laws of the state of residence of the holder. The Warrants may be exercised only for a whole number of shares of the Company’s common stock. The Warrants expire on July 16, 2026, the date that is five years after the Closing date, or earlier upon redemption or liquidation. Additionally, the Private Warrants will be non-redeemable and are exercisable on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees. If the Private Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may redeem the Public Warrants at a price of $0.01 per warrant upon 30 days’ notice if the closing price of the Company’s common stock equals or exceeds $18.00 per share, subject to adjustments, on the trading day prior to the date on which notice of redemption is given, provided there is an effective registration statement and current prospectus in effect with respect to the ordinary shares underlying such Warrants throughout the 30-day redemption period. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Warrants, the Warrant holder is entitled to exercise his, her or its Warrant prior to the scheduled redemption date. Any such exercise requires the Warrant holder to pay the exercise price for each Warrant being exercised.

Further, the Company may redeem the Public Warrants at a price of $0.10 per warrant upon 30 days’ notice if the closing price of the Company’s common stock equals or exceeds $10.00 per share, subject to adjustments, on the trading day prior to the date on which notice of redemption is given. Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis and receive that number of shares of the Company’s common stock as determined by reference to a table in the warrant agreement.

If a registration statement is not effective within 60 days following the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when the Company has failed to maintain an effective registration statement, exercise warrants on a cashless basis in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonable best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Company’s Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented as warrant liability on the balance sheet. The warrant liability was measured at fair value at inception and on a recurring basis, with changes in fair value recognized as non-operating expense. As of December 31, 2021, a warrant liability with a fair value of $61,293 was reflected as a long-term liability in the consolidated balance sheet, and a $32,580 increase in the fair value of the warrant liability was reflected as change in fair value of warrant liability in the consolidated statements of comprehensive income for year ended December 31, 2021.

8.	FAIR VALUE MEASUREMENTS

The Company’s financial liabilities subject to fair value measurement on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measured as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities included in:
Warrant liability (Public)	$39,500	$—	$—	$39,500
Warrant liability (Private)	—	—	21,793	21,793
Earn-out liability	—	—	26,596	26,596

Total fair value	$39,500	$—	$48,389	$87,889

As of December 31, 2021, the Company’s derivative liabilities for its private and public warrants, the earn-out liability (see Note 2, “Business Combination and Acquisitions,” for more details), and the acquisition contingent consideration payable are measured at fair value on a recurring basis. The fair value for the private warrants, earn-out liability, and acquisition contingent consideration payable are determined based on significant inputs not observable in the market (Level 3). The valuation of the Level 3 liabilities uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. The Company uses a Monte Carlo simulation model to estimate the fair value of its private warrants and earn-out liability. The fair value of the public warrants is determined using publicly traded prices (Level 1). Changes in the fair value of the derivative liabilities related to warrants and the earn-out liability are recognized as non-operating expense in the consolidated statements of comprehensive income (loss). Changes in the fair value of acquisition contingent consideration payable are recognized as acquisition and restructuring costs in the consolidated statements of comprehensive income (loss). As of December 31, 2020, the Company’s financial liabilities subject to fair value measurement on a recurring basis consisted of acquisition contingent consideration payables of $9,200, for which the fair value was determined based on significant inputs not observable in the market (Level 3).

The fair value of private warrants was estimated as of December 31, 2021 using the Monte Carlo simulation model with the following assumptions:

Valuation date price	$12.99
Strike price	$11.50
Remaining life	4.54 years
Expected dividend	$—
Risk-free interest rate	1.19%
Price threshold	$18.00

The fair value of the earn-out liability was estimated as of December 31, 2021 using the Monte Carlo simulation model with the following assumptions:

Valuation date price	$12.99
Expected term	6.54 years
Expected volatility	40.59%
Risk-free interest rate	1.40%
Price hurdle 1	$13.00
Price hurdle 2	$15.00

As of December 31, 2021 and 2020, the Company had accounts receivable, accounts payable and accrued expenses for which the carrying value approximates fair value due to the short-term nature of these instruments. The carrying value of the Company’s long-term debt approximates fair value as the rates used approximate the market rates currently available to the Company. Fair value measurements used in the impairment reviews of goodwill and intangible assets are Level 3 measurements.

The reconciliation of changes in Level 3 during the year ended December 31, 2021 is as follows:

	For the year ended December 31, 2021
	Private Warrants	Acquisition Contingent Consideration	Earn-Out Liability	Total
Balance on December 31, 2020	$—	$9,200	$—	$9,200
Cash paid for contingent consideration	—	(26,573)	—	(26,573)
Liabilities assumed in recapitalization	9,613	—	17,722	27,335
Losses included in earnings	12,180	17,373	8,874	38,427

Balance on December 31, 2021	$21,793	$—	$26,596	$48,389

9.	REVENUE

The principal activity from which the Company generates its revenue is the manufacturing and distribution of after-market automotive parts for its customers, comprised of resellers and end users. The Company recognizes revenue at a point in time, rather than over time, as the performance obligation is satisfied when customer obtains control of the product upon title transfer and not as the product is manufactured or developed. The amount of revenue recognized is based on the purchase order price and adjusted for revenue allocated to variable consideration (i.e., estimated rebates, co-op advertising, etc.).

The Company collects sales tax and other taxes concurrent with revenue-producing activities which are excluded from revenue. Shipping and handling costs incurred after control of the product is transferred to our customers are treated as fulfillment costs and not a separate performance obligation.

The Company allows customers to return products when certain Company-established criteria are met. These sales returns are recorded as a charge against gross sales in the period in which the related sales are recognized, net of returns to stock. Returned products, which are recorded as inventories, are valued at the lower of cost or net realizable value. The physical condition and marketability of the returned products are the major factors considered in estimating realizable value. The Company also estimates expected sales returns and records the necessary adjustment as a charge against gross sales.

The Company’s payment terms with customers are customary and vary by customer and geography but typically range from 30 to 365 days. The Company elected the practical expedient to disregard the possible existence of a significant financing component related to payment on contracts, as the Company expects that customers will pay for the products within one year. The Company has evaluated the terms of our arrangements and determined that they do not contain significant financing components. Additionally, as all contracts with customers have an expected duration of one year or less, the Company has elected the practical expedient to exclude disclosure of information regarding the aggregate amount and future timing of performance obligations that are unsatisfied or partially satisfied as of the end of the reporting period. The Company provides limited warranties on most of its products against certain manufacturing and other defects. Provisions for estimated expenses related to product warranty are made at the time products are sold. Refer to Note 17 for more information.

The following table summarizes total revenue by product category:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Electronic systems	$324,522	$266,742	$199,295
Mechanical systems	161,836	119,784	92,498
Exhaust	76,971	71,915	51,802
Accessories	63,427	38,543	25,068
Safety	66,091	7,195	—

Total sales	$692,847	$504,179	$368,663

The following table summarizes total revenue based on geographic location from which the product is shipped:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
United States	$674,491	$502,661	$368,663
Italy	18,356	1,518	—

Total sales	$692,847	$504,179	$368,663

10.	INCOME TAXES

Income tax expense (benefit) of the Company consisted of:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Current income tax expense (benefit):
Federal	$7,422	$(530)	$4,420
State	323	1,174	302
Foreign	2,602	1,668	1,894

Total current income tax expense (benefit)	10,347	2,312	6,616
Deferred income tax expense (benefit):
Federal	823	7,136	(9,663)
State	(552)	(622)	(1,826)
Foreign	(189)	—	—

Total deferred income tax expense (benefit)	82	6,514	(11,489)

Total income tax expense (benefit)	$10,429	$8,826	$(4,873)

The Company’s income before income taxes was subject to taxes in the following jurisdictions:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
United States	$(24,772)	$37,548	$(7,879)
Foreign	8,062	4,135	3,567

Income (loss) before income taxes	$(16,710)	$41,683	$(4,312)

Reported income tax expense (benefit) for the year ended December 31, 2021, 2020 and 2019 differs from the “expected” tax expense (benefit), computed by applying the U.S. Federal statutory income tax rate of 21% to income before income taxes as follows:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Expected tax expense (benefit) at U.S. Federal statutory rates	$(3,510)	$8,753	$(906)
State income tax expense (benefit)	(180)	335	(1,005)
Permanent tax differences	825	(53)	494
Global intangible low-taxed income	375	220	—
Foreign rate differential	719	389	369
Tax credit	(1,620)	(646)	(750)
Earn-outs	5,470	—	—
Change in fair value of warrants	6,842	—	—
Transaction costs	1,465	280	—
Other differences, net	43	(452)	(3,075)

Total income tax expense (benefit)	$10,429	$8,826	$(4,873)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities consisted of the following:

	December 31,
	2021	2020
Deferred tax assets:
Reserves on assets	$8,140	$6,435
Liabilities not yet deductible	3,040	3,786
Interest expense limitation	7,863	5,491
Other	1,764	2,570

Total gross deferred tax assets	20,807	18,282
Deferred tax liabilities:
Tradename	32,713	31,962
Intangible assets	43,965	45,956
Goodwill	7,969	5,743
Inventory	—	832
Property, plant and equipment	6,205	5,125

Total gross deferred tax liabilities	90,852	89,618

Net deferred tax liabilities	$70,045	$71,336

Based on the Company’s projected pretax earnings, reversal of deferred tax liabilities and other relevant factors, management believes that it is more likely than not that the Company’s deferred tax assets at December 31, 2021 and 2020 will be realized.

As of December 31, 2021, the Company’s federal and state net operating loss carryforwards for income tax purposes were immaterial. A majority of the U.S. net operating loss carryforwards have no expiration date. The remaining state net operating loss carryforwards expire at various dates through 2035. The entire amount of federal net operating loss carryforward of $865 and a significant portion of state net operating loss carryforward of $566 relate to acquisitions, and, as a result, are limited in the amount that can be recognized in any one year.

Uncertain Tax Positions

Under the accounting rules for income taxes, the Company is not permitted to recognize the tax benefit attributable to a tax position unless such position is more likely than not to be sustained upon examination by taxing authorities, including resolution of any related appeals and litigation processes, based solely on the technical merits of the position. The Company did not have any uncertain tax positions for the year ended December 31, 2021.

The Company recognizes interest on liabilities for uncertain tax positions in interest expense and would recognize penalties, if any, in operating expenses in its consolidated statements of comprehensive income (loss). In 2021 and 2020, the Company has not recognized any amount of interest and penalties for uncertain tax positions in its consolidated statements of comprehensive income (loss).

The Company files federal, state, and non-U.S. tax returns in various foreign jurisdictions. For state and non-U.S. tax returns, the Company is generally no longer subject to tax examinations for years prior to 2012. For federal tax returns, the Company is no longer subject to tax examination for years prior to 2018. The federal tax returns for 2018 through 2020 remain open for examinations. State income tax returns remain open for examination in various states for tax years 2012 through 2020.

The Company’s tax policy is to comply with the laws, regulations, and filing requirements of all jurisdictions in which it conducts business. Management regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. Although the timing of the resolutions and/or closures of audits is highly uncertain, it is reasonably possible, that certain U.S. federal and non-U.S. tax audits may be concluded within the next 12 months, which could significantly increase or decrease the balance of our gross unrecognized tax benefits. However, the estimated impact of income tax expense and net income is not expected to be significant.

11.	EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Numerator:
Net (loss) income	$(27,139)	$32,857	$561
Denominator:
Basic and diluted weighted average common shares	89,959,993	67,673,884	67,673,884
(Loss) earnings per share:
Basic	$(0.30)	$0.49	$0.01
Diluted	$(0.30)	$0.49	$0.01

The following outstanding shares of common stock equivalents were excluded from the calculation of diluted earnings per share due to the anti-dilutive effect such shares would have on net loss per common share.

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Anti-dilutive securities excluded from calculation of diluted EPS:
Warrants	14,666,644	—	—
Stock options	1,386,974	—	—
Restricted stock units	656,485	—	—
Earn-out shares	2,187,500	—	—

Total anti-dilutive securities	18,897,603	—	—

12.	BENEFIT PLANS

The Company has a defined benefit pension plan (the “Plan”) for its employees. The Projected Unit Credit Actuarial Cost Method is used to determine the normal cost of the Plan and estimated pension benefit obligation. During 2002, the Plan was amended to curtail accrual of future benefits under the Plan. The pension plan assets are managed to maximize total return over the long term while providing sufficient liquidity and current return to satisfy the cash flow requirements of the plan. The plan’s day-to-day investment decisions are managed by our outside investment manager; however, overall investment strategies are discussed with our employee benefits committee. Our investment strategy is to weight our portfolio towards large-cap, high-quality, dividend-growing equities that we have historically favored. As our plan matures and interest rates normalize, we expect a greater allocation to fixed-income securities to better align asset and liability market risks. Our fixed-maturity bond portfolio is investment grade. The plan does not engage in derivative transactions.

On January 28, 2022, the Company approved the termination of our defined benefit pension plan, effective March 31, 2022. The distribution of the Plan assets pursuant to the termination will not be made until the plan termination satisfies all regulatory requirements, which is expected to be completed by the fourth quarter of 2022. Plan participants will receive their full accrued benefits from plan assets by electing either lump sum distributions or annuity contracts with a qualifying third-party annuity provider. The resulting settlement effect of the Plan termination will be determined based on prevailing market conditions, the lump sum offer participation rate of eligible participants, the actual lump sum distributions, and annuity purchase rates at the date of distribution. As a result, we are currently unable to reasonably estimate either the timing or the final amount of such settlement charges. Based on the valuation performed as of December 31, 2021, the Plan has an underfunded status of $862.

The following table shows the changes in the benefit obligation and plan assets and the plan’s funded status.

	December 31,
	2021	2020
Change in Projected Benefit Obligation:
Benefit obligation, January 1	$6,551	$5,993
Service cost	143	159
Interest cost	152	190
Benefits paid	(349)	(339)
Expenses paid	(135)	(142)
Actuarial (gain) loss	(258)	690

Benefit obligation, December 31	$6,104	$6,551

Change in Plan Assets:
Fair value of plan assets, January 1	$4,756	$4,089
Actual return on plan assets	499	559
Employer contributions	471	589
Benefits paid from plan assets	(349)	(339)
Expenses paid	(135)	(142)

Fair value of plan net assets, December 31	$5,242	$4,756

Underfunded status at end of period	$(862)	$(1,795)

Amounts recognized in the consolidated balance sheet:
Current liabilities	$—	$—
Non-current liabilities	(862)	(1,795)

Net amount recorded	$(862)	$(1,795)

The accumulated benefit obligation for the Plan was $6,104 and $6,551 at December 31, 2021 and 2020. The Company made contributions of $471, $589 and $285 in 2021, 2020 and 2019, respectively. There were no participant contributions in 2021, 2020 or 2019.

Unrecognized actuarial losses are recognized as a component of accumulated other comprehensive income. The following table shows the balances reflected in accumulated other comprehensive income on a pre-tax basis for the periods presented:

	December 31,
	2021	2020
Amounts recognized in accumulated other comprehensive loss (pre-tax):
Net actuarial loss	$283	$822

The pre-tax amounts recognized in other comprehensive income were as follows:

	For the years ended
	December 31, 2021	December 31, 2020
Actuarial (gain) loss arising during measurement period	$(513)	$386
Amortization of actuarial loss	(25)	—

Total recognized in other comprehensive (income) loss	$(538)	$386

The following summarizes the components of net periodic benefit cost for the defined benefit pension plan:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Components of expense:
Service cost	$143	$159	$142
Interest cost	152	190	231
Expected return on plan assets	(240)	(255)	(232)
Amortization of net loss	25	—	—

Net periodic benefit cost	$80	$94	$141

Weighted-average assumptions used to determine net cost:

	December 31,
	2021	2020
Discount rate	2.38%	3.25%
Expected return on plan assets	6.35%	6.35%

The Company uses a measurement date of December 31 for its defined benefit pension plan.

Weighted-average assumptions used to determine the benefit obligation:

	December 31,
	2021	2020
Discount rate	2.78%	2.38%

In order to develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. The fair value of the Plan assets at December 31, 2021 and 2020, by asset category, are as follows:

	For the years ended
	December 31, 2021	December 31, 2020
Common stock	$789	$1,562
Mutual funds	2,171	2,202
Corporate / government bonds	2,354	982
Cash and cash equivalents	20	10

Total	$5,334	$4,756

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis as well as the general classification of such assets pursuant to the valuation hierarchy.

Common Stock: The fair value of common stock investments is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds: The fair value of mutual fund investments is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Corporate/government bonds: The fair value of corporate/government bonds is based upon recent bid prices or the average of the recent bid and ask prices when available (Level 2 inputs) and if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of Holley’s pension plan assets at December 31, 2021 and 2020, by asset category using the Fair Value measurement hierarchy is shown in the table below. See Note 1, “Description of the Business, Basis of Presentation, and Summary of Significant Accounting Policies,” for more details about fair value measurements.

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Common stock	$789	$789	$—	$—
Mutual funds	2,171	2,171	—	—
Corporate / government bonds	2,354	—	2,354	—
Cash and cash equivalents	20	—	20	—

Total	$5,334	$2,960	$2,374	$—

	December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
Common stock	$1,562	$1,562	$—	$—
Mutual funds	2,202	2,022	—	—
Corporate / government bonds	982	—	982	—
Cash and cash equivalents	10	—	10	—

Total	$4,756	$3,584	$992	$—

Plan contributions are made and the actuarial present value of accumulated Plan benefits are reported based on certain assumptions pertaining to interest rates, inflation rates and employee demographics, all of which are subject to change. Due to uncertainties inherent in the estimation and assumption process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the consolidated financial statements.

The Company generally funds accrued pension cost based on minimum Employee Retirement Income Security Act funding requirements.

Benefit payments are anticipated to be as follows:

2022	$372
2023	374
2024	371
2025	371
2026	371
2027 - 2031	1,850

401(k) Plan

The Company has 401(k) savings plan for salaried and non-salaried employees. Participation in the plan is optional. The Company matches employee contributions up to 3.5% each pay period. The Company made matching contributions of $2,579, $1,997, and $1,141 for the years ended December 31, 2021, 2020, and 2019, respectively. The Company had accrued $725 for Company match as of December 31, 2021, which is expected to be paid by the second quarter of 2022.

13.	EQUITY-BASED COMPENSATION PLANS

In 2021, the Company adopted the 2021 Omnibus Incentive Plan (the “2021 Plan”), which provides for the grant of restricted stock awards, incentive and nonqualified stock options, and other share based awards to employees, directors and non-employees. The 2021 Plan authorized 8,850,000 new shares of the Company’s common stock to be available for award grants. As of December 31, 2021, 6,797,101 shares of common stock remained available for future issuance under the 2021 Plan.

Stock Options

Stock option grants have an exercise price at least equal to the market value of the underlying common stock on the date of grant, have ten-year terms, and vest ratably over three years of continued employment. In general, vested options expire if not exercised at termination of service. On July 16, 2021, the Company granted 1,394,008 options to purchase shares of the Company’s common stock to key employees. These stock options had a weighted-average grant date fair value $3.88 per share and remain outstanding and unvested as of December 31, 2021. Compensation expense for stock options is recorded based on straight-line amortization of the grant date fair value over the requisite service period.

A summary of stock option activity during the year ended December 31, 2021 is presented below:

	Outstanding Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
December 31, 2020	—	$—
Granted	1,394,008	10.50
Forfeited	(7,034)	10.50

December 31, 2021	1,386,974	$10.50	2.54	$3.5

As of December 31, 2021, there was $4,582 of unrecognized compensation cost related to unvested stock options that is expected to be recognized over a remaining weighted-average period of 2.5 years.

The fair value of each stock option granted on July 16, 2021 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Weighted-average expected term	6.0
Expected volatility	40.3%
Expected dividend	$—
Risk-free interest rate	0.94%

The expected term has been estimated using a simplified method, which calculates the expected term as the mid-point between the vesting date and the contractual life of the awards since the Company does not have an extended history of actual exercises. The expected dividend yield is assumed to be zero since the Company has never paid dividends and does not have current plans to pay any dividends. The risk-free interest rate is based on yields of U.S. Treasury securities with maturities similar to the expected term of the options. Expected volatility is based on an evenly weighted blend of implied volatility and historical volatility of publicly-traded peer companies since the Company has limited historical volatility.

Restricted Stock Units

Restricted stock units (“RSUs”) vest ratably over one to three years from the anniversary of the Closing Date, or July 16, 2021, and expire ten years from the date of grant. The fair value of a RSU at the grant date is equal to the market price of the Company’s common stock on the grant date. On September 23, 2021, the Company granted 658,891 RSUs to key employees and directors. These RSUs had a weighted-average grant date fair value of $12.06 per unit and remain outstanding and unvested as of December 31, 2021. Compensation expense for RSUs is recorded based on amortization of the grant date fair market value over the period the restrictions lapse.

A summary of RSU activity during the year ended December 31, 2021 is presented below:

	Unvested Restricted Stock Units
	Number of Shares	Weighted Average Grant Date Fair Value
December 31, 2020	—	$—
Granted	658,891	12.06
Forfeited	(2,406)	12.06

December 31, 2021	656,485	$12.06

As of December 31, 2021, there was $6,875 of unrecognized compensation cost related to unvested RSUs that is expected to be recognized over a remaining weighted average period of 2.3 years.

Profit Interest Units

The Holley Stockholder has authorized an incentive pool of 41.4 million units of Parent that its management has the right to grant, which are designated as PIUs. Holley Stockholder grants certain employees of the Company PIU’s, which are a special type of limited liability company equity unit that allows the recipient to potentially participate in a future increase in the value of the Company. PIUs are issued for no consideration and generally provide for vesting over the requisite service period, subject to the recipient remaining an employee of the Company through each vesting date. During 2021, the Holley Stockholder granted 6,546 PIUs that contained both time-based vesting criteria and performance-based vesting criteria related to the attainment of specified levels of return for certain other investors in Parent and the occurrence of certain events. The weighted-average grant date fair value of the PIUs granted in 2021 with performance-based vesting criteria was $1.25 and is being expensed over the requisite service period. During 2020 and 2019, the Holley Stockholder granted 4,507 and 2,967 PIUs, respectively, that contained certain performance vesting criteria related to the attainment of specified levels of return for certain other investors in Parent and the occurrence of certain events. The weighted-average grant date fair value of these performance based PIUs was $0.27 and $0.24 for grants in 2020 and 2019, respectively. No expense has been recorded for the 2020 or 2019 grants, as meeting the necessary performance conditions for vesting is not considered probable. Compensation expense related to PIUs is recorded based on the grant date fair value over the requisite service period.

The table below summarizes the PIU activity for the years ended December 31, 2021, 2020 and 2019:

	Profit Interest Units
	Outstanding Units	Weighted Average Grant Date Fair Value
December 31, 2018	27,925	$0.27
Granted	3,906	0.25

December 31, 2019	31,831	0.27
Granted	5,932	0.28
Forfeited	(2,193)	0.27

December 31, 2020	35,570	0.27
Granted	8,445	1.31
Forfeited	(2,921)	0.30

December 31, 2021	41,094	$0.50

As of December 31, 2021, 2020 and 2019, the amount of unvested PIUs was 34,302, 32,383 and 30,323, respectively, with a weighted average grant date fair value of $0.48, $0.26 and $0.28 as of December 31, 2021, 2020 and 2019, respectively. For the years ended December 31, 2021, 2020 and 2019, 3,629, 1,679 and 1,508 PIUs were fully vested, respectively, with a total grant-date fair value of $3,069, $487 and $437 in 2021, 2020 and 2019, respectively.

As of December 31, 2021, there was $9,637 of total unrecognized compensation cost related to unvested time-based PIUs that is expected to be recognized over a remaining weighted-average period of 1.6 years.

The fair value of PIUs is estimated on the grant date with the following assumptions:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Weighted-average expected term	2.0	3.4	4.1
Expected volatility	55.0%	72.5%	72.5%
Expected dividend	$—	$—	$—
Risk-free interest rate	0.3%	0.3%	1.5%

PIUs are measured at the estimated fair value on the measurement date, which is typically the grant date. The fair value of PIUs is estimated using the Black-Scholes option pricing model. Determining the fair value of PIUs at the grant date is affected by estimates involving inherent uncertainties, as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of the equity unit classes, value adjustments for a reduction in marketability, expected unit price volatility over the expected term of the units, unit redemption and cancellation behaviors, risk-free interest rates and expected dividends.

The expected term has been estimated based on the contractual terms, vesting schedules and expectations of future unit holder behavior. The expected dividend yield is assumed to be zero since the Company has never paid dividends and does not have current plans to pay any dividends. The risk-free interest rate is based on yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group. As the Parent is a private company and does not have a trading history for its equity units, the expected price volatility for the equity units is estimated by taking the average historical price volatility for industry peers. Industry peers, which the Company has designated, consist of several public companies in the industry similar in size, stage of life cycle and financial leverage.

Compensation Expense

Equity-based compensation expense included the following components:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Stock options	$824	$—	$—
Restricted stock units	1,070	—	—
Profit interest units	3,069	487	437

All equity-based compensation expense is recorded in selling, general and administrative costs in the consolidated statements of comprehensive income.

14.	LEASE COMMITMENTS

The Company is obligated under various operating leases for facilities, equipment and automobiles. Leased facilities serve functions including distribution, engineering, manufacturing, office space, research and development, and retail sales. Leases have a remaining term of one to ten years some of which have an option to renew. The aggregate future minimum fixed lease obligations under operating leases for the Company as of December 31, 2021, are as follows:

2022	$8,517
2023	6,320
2024	4,766
2025	2,995
2026	2,813
Thereafter	8,546

For the years ended December 31, 2021, 2020 and 2019, total rent expense under operating leases approximated $8,412, $4,688 and $4,737, respectively. Taxes, insurance and maintenance expenses relating to all leases are obligations of the Company.

15.	MAJOR RESELLER CUSTOMERS

The Company’s reseller customers include many large and well-known automotive parts retailers and distributors. The following table summarizes resellers that individually account for more than 5% of the Company’s net sales in any of the periods presented:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Customer A	19.3%	21.5%	20.0%
Customer B	4.1%	5.4%	5.7%
Customer C	3.5%	4.5%	5.6%

The following reseller customers accounted for 10% or more of the Company’s account receivable balance in any of the periods presented:

	For the years ended
	December 31, 2021	December 31, 2020
Customer A	7.4%	13.2%

16.	ACQUISITION, RESTRUCTURING AND MANAGEMENT FEE COSTS

The following table summarizes total acquisition, restructuring and management fee costs:

	For the years ended
	December 31, 2021	December 31, 2020	December 31, 2019
Acquisitions(1)	$5,074	$4,434	$1,404
Restructuring(2)	1,465	5,309	3,538
Management fees(3)	25,789	6,089	3,662
Earn out adjustment(4)	17,173	—	—

Total acquisition, restructuring and management fees	$49,501	$15,832	$8,604

(1)	Includes professional fees for legal, accounting, consulting, administrative, and other professional services directly attributable to potential acquisitions.
(2)	Includes costs incurred as part of the restructuring of operations including professional and consulting services.
(3)

Includes acquisition costs and management fees paid to Sentinel Capital Partners, including a fee of $23,275 paid in 2021 upon the Closing of the Business Combination. Director compensation of $90 attributable to Mr. Basham’s and Mr. Coady’s service on Holley’s Board of Directors paid to Sentinel Capital Partners is included in selling, general, and administrative cost for the year ended December 31, 2021.

(4)	A fair value adjustment to the contingent consideration payable from the Simpson acquisition.

17.	COMMITMENTS AND CONTINGENCIES

The Company is a party to various lawsuits and claims in the normal course of business. While the lawsuits and claims against the Company cannot be predicted with certainty, management believes that the ultimate resolution of the matters will not have a material effect on the consolidated financial position or results of operations of the Company.

The Company generally warrants its products against certain manufacturing and other defects. These product warranties are provided for specific periods of time depending on the nature of the product. The accrued product warranty costs are based primarily on historical experience of actual warranty claims and are recorded at the time of the sale.

The following table provides the changes in the Company’s accrual for product warranties, which is classified as a component of accrued liabilities in the consolidated balance sheets.

	For the thirteen weeks ended		For the years ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Beginning balance	$2,645	$3,496	$3,989	$3,454
Accrued for current year warranty claims	4,722	3,614	10,185	11,251
Settlement of warranty claims	(3,373)	(3,121)	(10,180)	(10,716)

Ending balance	$3,994	$3,989	$3,994	$3,989

102,566,264 Shares of Common Stock

Up to 6,333,334 Shares of Common Stock Issuable Upon Exercise of the

Warrants

Up to 6,333,334 Warrants

PROSPECTUS

March 17, 2022